    As filed with the Securities and Exchange Commission on December 23, 1999
                                                    Registration No. 333-______
 ------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                    FORM S-1
                          Registration Statement Under
                           The Securities Act of 1933
                            ------------------------

                              DOLLAR EXPRESS, INC.
                      (formerly known as DE&S Holding Co.)
             (Exact Name of Registrant as Specified in Its Charter)

           Pennsylvania                                   5331                                        23-2989081
---------------------------------                ---------------------------                     -------------------
 (State or Other Jurisdiction                   (Primary Standard Industrial                      (I.R.S. Employer
of Incorporation or Organization)                Classification Code Number)                     Identification No.)

                               1700 Tomlinson Road
                      Philadelphia, Pennsylvania 19116-3848
                                 (215) 969-7888
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)
                            ------------------------
                                  Bernard Spain
                             Chief Executive Officer
                              Dollar Express, Inc.
                               1700 Tomlinson Road
                      Philadelphia, Pennsylvania 19116-3848
                                 (215) 969-7888
                (Name, Address, Including Zip Code, and Telephone
               Number, Including Area Code, of Agent for Service)
                            ------------------------
                                   COPIES TO:

    Barry M. Abelson, Esquire                  Valerie Ford Jacob, Esquire
    Bruce K. Fenton, Esquire            Fried, Frank, Harris, Shriver & Jacobson
      Pepper Hamilton  LLP                         One New York Plaza
      3000 Two Logan Square                 New York, New York 10004-1980
      18th and Arch Streets                        (212) 859-8000
   Philadelphia, PA 19103-2799
         (215) 981-4000

        Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this registration statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _____________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------------
Title of Each Class of Securities to be Registered  Proposed Maximum Aggregate Offering Price (1)(2)    Amount of Registration Fee
----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value                                    $63,000,000                                      $16,632
----------------------------------------------------------------------------------------------------------------------------------

(1) Includes shares that the underwriters will have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o) under the Securities Act.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                                EXPLANATORY NOTE

         The registrant's name historically has been DE&S Holding Co. However, the registrant has filed Articles of Amendment with the Secretary of State of the Commonwealth of Pennsylvania changing its name to Dollar Express, Inc. Similarly, the registrant's wholly-owned operating subsidiary has filed Articles of Amendment with the Secretary of State of the Commonwealth of Pennsylvania changing its name from Dollar Express, Inc. to Dollar Express Stores, Inc. Accordingly, the preliminary prospectus contained in this registration statement uses the name Dollar Express, Inc. to refer to the registrant and uses the name Dollar Express Stores, Inc. to refer to the registrant's wholly-owned operating subsidiary.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                              Subject to Completion
                 Preliminary Prospectus dated December 23, 1999

PROSPECTUS

                                            Shares
                                ------------

                             [Dollar Express logo]

                                  Common Stock

                               ------------------

         This is Dollar Express, Inc.'s initial public offering of common stock. We are selling ________ of the shares and our shareholders are selling _______ of the shares. We will not receive any proceeds from the shares being sold by our shareholders.

         We expect the initial public offering price to be between $_______ and $_______ per share. Currently, no public market exists for the shares. After the pricing of this offering, we expect that the common stock will be quoted on the Nasdaq National Market under the symbol "DLRX."

         Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page ___ of this prospectus.

                               ------------------


                                                           Per Share     Total
                                                           ---------     -----

         Public offering price...........................      $           $
         Underwriting discount...........................      $           $
         Proceeds, before expenses, to Dollar Express....      $           $
         Proceeds to the selling shareholders............      $           $

         The underwriters may also purchase up to an additional ____ shares from our selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The shares of common stock will be ready for delivery in New York, New York on or about , 2000.

                               ------------------

Merrill Lynch & Co.
       Prudential Securities
              U.S. Bancorp Piper Jaffray
                              First Union Securities, Inc.
                                                   Legg Mason Wood Walker
                                                                  Incorporated
                               ------------------


                 The date of this prospectus is         , 2000.

              [Depicted in the inside front cover are photographs
                         of the Dollar Express stores]

                                TABLE OF CONTENTS

                                                                                             Page
                                                                                             ----

Prospectus Summary...........................................................................   5
Risk Factors.................................................................................. 12
Forward-Looking Statements.................................................................... 18
Use of Proceeds............................................................................... 18
Dividend Policy............................................................................... 19
Capitalization................................................................................ 20
Dilution...................................................................................... 22
Selected Financial Data....................................................................... 23
Management's Discussion and Analysis of Financial Condition and Results of Operations......... 25
Business...................................................................................... 36
Management.................................................................................... 50
Certain Relationships and Related Transactions................................................ 58
Principal and Selling Shareholders............................................................ 61
Description of Capital Stock.................................................................. 63
Shares Eligible for Future Sale............................................................... 67
Material U.S. Tax Considerations Applicable to Non-U.S. Holders of Common Stock............... 70
Underwriting ................................................................................. 74
Legal Matters................................................................................. 78
Experts....................................................................................... 78
Change in Principal Accountants............................................................... 78
Where You Can Find More Information........................................................... 80
Index to Financial Statements.................................................................F-1

                               ------------------

         You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

         DOLLAR EXPRESS(R), DOLLAR EXPRES$(TM), DOLLAR EXPRES$ EVERYTHING $1.00 and Design(R) and Today's Home and Design(R) are trademarks and of our company and are federally registered or the subject of a pending federal trademark application. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of the companies that utilize them.

                      [This page intentionally left blank]

                               PROSPECTUS SUMMARY

         You should read the following summary together with the more detailed information and financial statements and notes appearing elsewhere in this prospectus.

         Unless we indicate otherwise, the information in this prospectus assumes that:

         o the over-allotment option granted to the underwriters by the selling shareholders is not exercised;

         o the conversion of our outstanding Series A convertible preferred stock into common stock on a one-for-one basis and the cancellation of warrants to purchase common stock occurs prior to the completion of this offering; and

         o a ______-for-one split of our common stock is effected immediately before this offering.

         The terms "Dollar Express," "our" and "we," as used in this prospectus, refer to Dollar Express, Inc. and its wholly-owned subsidiaries, Dollar Express Stores, Inc., Dollar Express Royalties, Inc. and DE&S Finance Company. However, the term "Dollar Express stores" refers only to our dollar stores and not to our Spain's Cards & Gifts stores.

                                   Our Company

         Our Dollar Express Stores

         We are a leading operator of fixed $1.00 price point stores in the United States. Our Dollar Express stores operate in the deep discount segment of the discount retail industry, which is among the fastest growing segments in the $420 billion mass market retail industry. We offer our customers a wide assortment of regularly available merchandise, such as housewares, food and other consumable items, giftware, health and beauty care items and toys. We supplement this merchandise with ever-changing seasonal and first quality closeout offerings. This merchandise mix is selected to create a "treasure hunt" shopping experience. Our products include national brand name merchandise, which is prominently displayed in our stores, as well as our own and other private label products. Almost all of our products are sold at our fixed $1.00 price point and are intended to exceed customers' expectations of the range and quality of items that can be purchased at this price.

         We believe we distinguish ourselves from our competition in the following ways:

         o we balance our merchandising mix between regularly available consumables and variety merchandise and a changing combination of seasonal and closeout products;

         o we emphasize seasonal and holiday merchandise throughout the year in our ever-changing product mix;

         o we focus attention on the selection and presentation of our merchandise, considering fashion and color, and emphasize the design and packaging of those items over which we have control, particularly our Today's Home private label line;

         o we have established a style and look to our stores that we believe is more upscale than that of other retailers in our segment of the retail industry; and

         o our stores are typically larger than those of many of our direct competitors, averaging 8,700 square feet.

We believe these features attract customers to our stores, encourage repeat visits, and generate greater spending.

         Each of our founders, Bernard Spain and Murray Spain, has more than 40 years of experience in retail. In addition, the five other members of our senior management team average more than 20 years of retail experience. Most of these executives have spent their entire business careers working for us.

         In 1998, our Dollar Express stores generated net sales of $111.6 million, representing a compound annual growth rate of 24.9% over the last three years. In 1998, our Dollar Express stores that were open the entire year averaged $1.4 million in net sales and had net sales per estimated selling square foot of $240. Our stores opened in 1998 generated an average first year pre-tax cash-on-cash return on investment in excess of 100%, and we believe that historically, our new stores have become profitable during their first full year of operation.

         We currently operate 99 Dollar Express stores in six states:
Pennsylvania, New Jersey, Maryland, Delaware, New York and Virginia. We plan to increase our Dollar Express store count by approximately 25% per year, and believe that we could operate up to 250 stores within our current 250 mile distribution radius.

         Our Spain's Cards & Gifts Stores

         We are one of the largest specialty greeting card vendors in the Philadelphia metropolitan area. Our Spain's Cards & Gifts stores offer our customers a wide selection of greeting cards, moderately priced giftware, fad and novelty products, candy and other consumer items. We believe that the merchandise mix in our Spain's stores allows us to quickly recognize new trends in merchandising, which we can take advantage of in our Dollar Express stores. Our Spain's stores have a dedicated management team and buying staff and are run separately from our Dollar Express stores.

         During 1998, our Spain's stores generated net sales of $19.2 million. We currently operate 25 Spain's stores, primarily in the Philadelphia metropolitan area. We do not anticipate significant growth in the number of Spain's stores, but will take advantage of attractive opportunities for new stores as they arise.

                               ------------------


         We are a Pennsylvania corporation formed in 1998. Our Dollar Express Stores, Inc. operating subsidiary was formed in 1992 as the successor to the partnership formed by Bernard and Murray Spain in 1959. Our executive offices are located at 1700 Tomlinson Road, Philadelphia, Pennsylvania 19116-3848. Our telephone number is (215) 969-7888.

                             Our Operating Strategy

         Our goal is to enhance our position as a leader in the fixed $1.00 price point store segment of the retail industry. The strategies that we employ in our Dollar Express stores to help us achieve this goal include:

         Carry a Broad and Value-Oriented Merchandise Mix. We offer our customers a wide assortment of regularly available, seasonal and closeout merchandise. Our products are intended to exceed our customers' expectations of the range and quality of items that can be purchased at our fixed $1.00 price point.

         Focus on Product Merchandising. We are proud of our products and how we merchandise them. We pay careful attention to how our products appear to our customers. These details include the location of the products in the store, the grouping of individual products, the manner in which products are displayed, and the appearance of each product's packaging.

         Use Our Large Format Stores to Create a Customer-Friendly Shopping Environment. Our large format stores, which are typically larger than other dollar stores, are designed to display more merchandise and to provide our customers with a comfortable and visually appealing shopping experience.

         Maintain Flexibility in Selecting Sites for New Locations. Our stores are successful in a wide range of sizes and formats. We believe that this allows us to consider more potential store sites and at times negotiate more favorable lease terms than less flexible retailers.

         Operate in an Efficient, Low Cost Manner. Our fixed $1.00 price point requires us to focus on controlling the cost of our operations. We maintain a disciplined cost control program, focusing on our major expenses, including merchandise and payroll.

                               Our Growth Strategy

         We believe that our growth will come from our Dollar Express stores. In order to continue our revenue and income growth for these stores in the future, we intend to pursue the following strategies:

         Continue Opening Large Format Stores in our Current Distribution Radius. Our future growth will primarily result from new store openings. We operate 99 stores within our current 250 mile distribution radius and we believe that we can operate up to 250 stores within this geographic region.
We plan to open 25 new Dollar Express stores in 2000.

         Support Our Growth with Strong New Store Economics. We have strong new store economics. Our stores opened in 1998 generated an average first year pre-tax cash-on-cash return on investment in excess of 100%, and we believe that historically, our new stores have become profitable within their first full year of operation. Our strong new store economics contribute to the capital required to implement our store opening plan.

         Increase Variety and Number of Products Offered. We continuously strive to offer exciting new products at our fixed $1.00 price point. These products include new items within our existing range of product categories, as well as items in categories not previously carried in our stores.

         Convert Smaller Stores to Larger Stores and Older Stores to Modern Stores. We believe that large format stores are more attractive to customers and therefore are more competitive than smaller stores. We currently have 37 small format stores. We continue to evaluate converting these smaller stores into large format stores on an opportunistic basis. Approximately 25 of our stores continue to use their original fixtures. We intend to convert these stores to newer fixtures by the end of 2001.

         Acquisitions. Although we have no short-term plans regarding potential acquisitions, we intend to consider potential acquisitions as we continuously evaluate our position within our industry.

                                  The Offering

Common stock offered:

    By us ....................................   shares

    By our selling shareholders...............   shares

         Total shares offered ................   shares

Common stock to be outstanding after this
     offering ................................   shares(1)

Use of proceeds ..............................   We estimate that the net
                                                 proceeds to be received by us
                                                 from this offering will be
                                                 approximately $_________
                                                 million. We intend to use these
                                                 net proceeds:

                                                 o   to repay the approximately
                                                     $19.5 million that we
                                                     anticipate will be
                                                     outstanding under our $20.0
                                                     million term loan facility
                                                     upon completion of this
                                                     offering;

                                                 o   to repay the approximately
                                                     $7.0 million we anticipate
                                                     will be outstanding under
                                                     our revolving credit
                                                     facility upon completion of
                                                     this offering;

                                                 o   to help fund the opening of
                                                     the 25 new Dollar Express
                                                     stores we plan to open in
                                                     2000; and

                                                 o   for general corporate
                                                     purposes.

                                                 We will not receive any
                                                 proceeds from the sale of
                                                 shares of common stock by our
                                                 selling shareholders.

Proposed NASDAQ National Market
    symbol....................................   DLRX

------------------
(1)      Does not include:
         o ________shares of common stock issuable upon exercise of options granted under our 1999 Stock Option Plan at a weighted average exercise price of $________ per share;
         o ________ shares of common stock reserved for issuance upon the exercise of options that will be granted under our 1999 Stock Option Plan on the date of this prospectus at the initial public offering price; and
         o ________ shares of common stock issuable upon exercise of options reserved for future grants under our 1999 Stock Option Plan.

                          Summary Financial Information

         The following table sets forth certain of our financial data for the periods indicated. The statement of operations data for the years ended December 31, 1996, 1997 and 1998 are derived from, and are qualified by reference to, our audited financial statements included elsewhere in this prospectus. The statement of operations data for the nine months ended September 30, 1998 and the thirty nine weeks ended September 30, 1999, and the balance sheet data as of September 30, 1999, have been derived from, and are qualified by reference to, our unaudited financial statements included elsewhere in this prospectus, which in our opinion, include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations. The results of operations for the thirty nine weeks ended September 30, 1999 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 30, 1999 or any other future period. Operating data pertains only to our Dollar Express stores. Average annual net sales per store and average annual net sales per estimated selling square foot include data only for stores open for the entire year. The change in comparable store net sales includes data only for stores open for at least 15 months. Effective January 1, 1999, we adopted a 52/53 week fiscal year. You should read the data set forth below together with "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

         The pro forma amounts give effect to the conversion of all outstanding shares of our Series A convertible preferred stock into __________ shares of our common stock, as well as the application of an effective tax rate of 40% to reflect our conversion from an S to a C corporation as if this conversion had occurred on January 1, 1996. Prior to February 5, 1999, we were treated as an S corporation for federal and most state income tax purposes. The pro forma, as adjusted amounts additionally reflect the application of the estimated net proceeds of this offering. See "Use of Proceeds" and "Capitalization."

                                                                                       Nine Months   Thirty Nine
                                                        Year Ended December 31,           Ended      Weeks Ended
                                                    --------------------------------  September 30,  September 30,
                                                       1996       1997       1998         1998           1999
                                                    ----------  ---------  ---------  -------------  ------------
                                                            (Dollars in thousands, except per share data)
Statement of Operations Data:
Net sales...........................................  $ 88,362   $103,030   $130,802     $   86,290     $ 100,438
Gross profit........................................    22,617     25,716     38,495         24,091        29,141
Operating profit....................................     4,279      4,696     10,949          5,344         5,939
Interest expense, net...............................       156        277        283            195         1,640
Income before income taxes..........................     4,259      4,677     10,853          5,313         4,112
Income taxes (benefit)..............................        35         28         50             26          (333)
Net income .........................................     4,224      4,649     10,803          5,287         4,445
Net income (loss) available to common shareholders..     4,224      4,649     10,803          5,287          (639)
Net income (loss) per common share:
      Basic.........................................  $          $          $            $              $
      Diluted.......................................  $          $          $            $              $
Pro forma net income per common share:
      Basic.........................................  $          $          $            $              $
      Diluted.......................................  $          $          $            $              $
Pro forma, as adjusted net income per common share:
      Basic.........................................                        $                           $
      Diluted.......................................                        $                           $
Weighted average number of common shares and common
  share equivalents outstanding (in thousands):
      Basic.........................................
      Diluted.......................................



                                                                                                   Nine Months    Thirty Nine
                                                                      Year Ended December 31,         Ended       Weeks Ended
                                                                 --------------------------------  September 30,  September 30,
                                                                    1996       1997       1998         1998           1999
                                                                 ----------  ---------  ---------  -------------  ------------
                                                                       (Dollars in thousands, except per share data)
Dollar Express Stores Operating Data:
Number of stores at end of period...............................        63         70         82         78            93
Average annual net sales per store .............................  $  1,243    $ 1,303   $  1,430        N/A           N/A
Change in comparable store net sales............................      10.7%       0.5%       2.8%       1.4%          2.6%
Average annual net sales per estimated selling square foot......  $    245    $   232   $    240        N/A           N/A
Estimated selling square footage at period end..................   341,252    406,586    531,263    483,350       670,115



                                                                                      September 30, 1999
                                                                           --------------------------------------
                                                                                                      Pro Forma
                                                                              Actual      Pro Forma     As Adjusted
                                                                           ---------  -------------  ------------
Consolidated Balance Sheet Data:
Working capital.....................................                       $    (647)
Total assets........................................                          43,590
Total debt, including current portion...............                          35,994
Common stock warrants...............................                           4,294
Redeemable convertible preferred stock..............                          31,295
Total common shareholders' (deficit) equity.........                         (44,578)


                                  RISK FACTORS

         Investing in our common stock will provide you with an equity ownership interest in Dollar Express. Your investment will be subject to the risks inherent in our business. The price of our common stock may decline. You should consider carefully the following factors as well as other information contained in this prospectus before deciding to invest in shares of our common stock.

If we have difficulty obtaining enough quality merchandise to sell at our fixed $1.00 price point, our business may suffer

         Our future success depends upon our ability to purchase and sell an interesting mix of quality merchandise while maintaining our fixed $1.00 price point. We do not have continuing contracts for the purchase of merchandise for our Dollar Express stores and must continuously seek out buying opportunities from both our existing suppliers and new sources. We compete with mass merchandisers, discount stores, closeout stores and other dollar stores for merchandise. Even though we consider our relationships with our suppliers to be strong, we may still experience disruptions in our ability to obtain merchandise. Any disruptions in the availability of quality, affordable merchandise in sufficient quantities to maintain our current operations or support our continued growth could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to successfully open new stores, our future growth will suffer

         Our sales have grown significantly over the past several years, primarily as a result of opening new stores. We intend to continue to pursue an aggressive growth strategy for the foreseeable future, and our future operating results will depend largely on our ability to open and operate new stores successfully and to manage a larger business profitably. We plan to open 25 Dollar Express stores in 2000. Over the next several years we intend to increase the number of Dollar Express stores that we operate at a rate of approximately 25% per year.

         A number of factors could adversely affect our ability to successfully open new stores on a timely basis. These factors could also adversely affect the ability of any newly opened stores to achieve sales and profitability levels comparable to those of our existing stores or to become profitable at all.
These factors include:

         o our ability to identify appropriate new store sites and negotiate acceptable leases for those sites;

         o the amount of time a landlord may need to complete the work we require prior to our taking possession of new store sites;

         o our ability to hire, train and retain personnel to operate and manage new stores;

         o the ability of our distribution, operational and management systems to support new stores; and

         o our ability to obtain sufficient amounts of merchandise to supply the new stores.

         We cannot assure you that we will be able to continue to achieve our planned expansion on a timely or a profitable basis or that we will be able to achieve results in our new stores similar to those we have historically achieved in our existing stores. Further, we cannot be certain that any newly opened stores will not adversely affect the revenues and profitability of our current stores. If we are unable to successfully open new stores on a timely basis and integrate them into our operations, our future growth could suffer.

We depend on a single distribution and office facility and any interruption at that facility could adversely affect our business

         Almost all of the merchandise offered in our Dollar Express stores is delivered to our distribution center in Philadelphia, Pennsylvania. The orderly operation of this facility is critical to our success. Any delays or disruptions in deliveries, distribution or shipping could have a material adverse effect on our business, financial condition and results of operations.

         In addition, because all of our distribution operations, management and supporting services are centralized at one location, any natural or other disaster such as a fire, explosion, hurricane, tornado, flood or earthquake at this location could have a material adverse effect on our business. Although we maintain business interruption, property and casualty insurance, any natural or other disaster at this facility could cause losses that are not covered by insurance.

Our current distribution system will not be adequate to support our anticipated growth

         Our planned store growth will place significant demands on our distribution system. At December 15, 1999, our current distribution center supported 99 Dollar Express stores, and we believe that it can support the approximately 40 additional stores that we intend to open prior to the planned opening of our new distribution center in early 2001. However, we cannot be certain whether our distribution center will be able to service all of these stores in a cost efficient manner. The failure of our distribution center to efficiently support our anticipated growth could have a material adverse effect on our business, financial condition and results of operations.

         Our current growth plans will require us to replace our distribution center in early 2001. If we are unable to successfully open our new distribution center by that time, we may not be able to achieve our growth plans. Even if our planned new distribution center is open by early 2001, we may experience difficulties in transferring our distribution functions to the new facility. Failure to open and transfer functions to our new facility could have a material adverse effect on our ability to distribute merchandise to our Dollar Express stores in a timely and cost efficient manner.

         We may in the future open new Dollar Express stores in areas that our current distribution center will not be able to service in a cost efficient manner. If we experience difficulties in opening and operating new distribution centers to support those stores, we may not be able to continue to add additional stores in those areas.

Adverse economic factors could affect our ability to profitably maintain our current fixed price point strategy

         Our ability to profitably provide high-quality merchandise to our customers at our fixed $1.00 price point is subject to a variety of economic factors beyond our control, including inflation and the minimum wage. We cannot assure you that these factors will remain favorable. An increase in the rate of inflation or in the minimum wage could have a material adverse effect on our business, financial condition and results of operations, particularly given our fixed $1.00 price point.

Trade restrictions, import duties and foreign government regulations could affect the cost and availability of our merchandise

         We estimate that we imported 18.0% of our merchandise during the first nine months of 1999 and 12.0% of our merchandise during all of 1998. Most of this merchandise was imported from China. In addition, many of the products that we purchased from domestic sources were imported by these sources. Our ability to purchase imported merchandise is subject to a number of risks, including:

         o   import duties and quotas may increase;
         o   China may lose its "normal trade relation" (NTR) status;
         o the U.S. government may impose trade restrictions in retaliation against foreign practices;
         o foreign governments may change their regulations in a manner that would adversely affect U.S. importers;
         o   there may be work stoppages in our exporting countries;
         o our exporting countries may experience economic crises, such as those experienced by the countries of Southeast Asia in 1998;
         o   our exporting countries may experience political unrest; and
         o our exporting countries may not be adequately prepared for the year 2000 problem, which could result in disruptions in their manufacturing processes.

         We believe that we could find alternative sources for merchandise in response to factors that increase the cost, or restrict the availability, of goods from our foreign suppliers. However, the transition to alternative sources may not occur in a timely manner. In addition, products from alternative sources may be of lesser quality and/or more expensive than those we currently purchase. The result could have a material adverse effect on our business, financial condition and results of operations.

         China is currently accorded NTR status by the United States. Loss of this status by China or the imposition of trade restrictions such as punitive tariffs or duties would result in significantly higher purchasing costs for us. Although no punitive import duties are currently in place, these duties could equal as much as 100% of the costs of certain Chinese goods. China's NTR status automatically expires on July 3 of each year unless the United States Congress receives a presidential determination to extend NTR status to China for another 12 months. If China's NTR status were not extended for any reason, our business, financial condition and results of operations could be materially adversely affected.

Because substantially all of our stores are located in the mid-Atlantic region of the United States, our business could be negatively impacted by factors related to this region of the country

         Substantially all of our stores are located in the mid-Atlantic region of the United States. Consequently, our financial results are subject to regional economic trends and other regional factors that impact retail spending, such as adverse weather conditions and natural disasters, both of which may have a dramatic impact on retail spending. In the event any of these regional factors decrease retail spending, our business, financial condition and results of operations may suffer.

Because a significant portion of our sales and net income are realized in the fourth quarter, poor fourth quarter sales or net income could materially adversely affect our annual financial results

         Historically, our highest sales and net income occur during the fourth calendar quarter. During 1998, the fourth quarter accounted for 34.0% of our net sales and 51.2% of our net income. Accordingly, any adverse trend in sales and profits for the fourth quarter of any year could have a material adverse effect on our business, financial condition and results of operations for the entire year.

Our quarterly results could fluctuate significantly

         Our quarterly financial results may fluctuate significantly based on such factors as:

         o   the timing of new store openings;
         o   the amount of net sales contributed by new and existing stores;
         o the timing of Easter, sales for which may occur primarily in the first quarter of the year or may occur primarily in the second quarter of the year;
         o   changes in our merchandise;
         o general economic, industry and weather conditions that affect consumer spending; and
         o   actions of our competitors.

The loss of any of our executive officers or key employees could adversely affect our business

         Our future growth and profitability will be largely dependent on the efforts and abilities of our Chief Executive Officer, Bernard Spain, our President, Murray Spain, and our other executive officers and key employees. We do not carry "key man" life insurance on any of our executives. The employment contracts of each of Bernard Spain and Murray Spain expire on February 4, 2003. Although they have both indicated that they plan to remain with us after the expiration of their employment agreements, we cannot assure you that they will do so. The loss of the services of any executive officer or key employee could have a material adverse effect on our business, financial condition and results of operations.

We may not continue to compete effectively with our competition

         Our business is highly competitive, and we expect competition to intensify in the future. We compete in both the purchase and sale of quality merchandise. Our competitors include mass merchandisers, discount stores, closeout stores, other dollar stores and cards and gifts stores, some of which are owned by national or regional chains. Many of our current and future competitors are likely to enjoy substantial competitive advantages over us, including:

         o   greater financial resources;
         o   longer operating histories; and
         o   greater name recognition.

If we cannot continue to compete successfully with existing or future competitors, our business, financial condition and results of operations will suffer.

Difficulties with labor negotiations may adversely affect our business

         All of our truck drivers belong to a labor union. Our collective bargaining agreement with this union expires on February 8, 2002. Any failure to renew this collective bargaining agreement, or any job action by this union, could disrupt deliveries from our distribution center to our stores. If either of these occurred, we would most likely ship merchandise to our stores by common carrier, which would be more expensive and could result in a less flexible delivery schedule.

         In addition, a union is currently attempting to unionize our warehouse employees and may do so again in the future. If any of these efforts are successful, we would have to enter into a collective bargaining agreement covering additional employees, which could increase our costs or limit our operating flexibility. We cannot predict the effect, if any, that any future actions by unions will have on our business and financial results.

Failure of our management information systems could disrupt our operations

         Our business is supported by a customized inventory control system and a standard accounting and financial reporting system. We depend on the information from these systems to make timely and accurate business decisions. We believe that our current systems will adequately provide for our current operations and planned growth. However, any failure or destruction of, or disruptions in, these systems could jeopardize our ability to manage our existing operations or continue our growth, and could materially adversely affect our business, financial condition and results of operations.

Our existing shareholders will continue to control our management and affairs

         Upon the completion of this offering, Bernard Spain, Murray Spain and Advent International Corporation will collectively beneficially own approximately __% of our outstanding common stock, or __% if the underwriters exercise their over-allotment option. As a result, if these shareholders act together, they will be able to control the outcome of all matters submitted for shareholder action, including the election of members to our board of directors and the approval of significant transactions, effectively giving these shareholders control over our management and operations. These shareholders may also be able to delay or prevent a change-in-control transaction that may be favored by our other shareholders. The interests of any of these shareholders may conflict with the interests of other holders of our common stock.

Our charter and bylaws will contain, and Pennsylvania law contains, provisions that would make it difficult for us to be acquired if our board of directors did not support the acquisition, even if the acquisition were beneficial to our shareholders

         Our charter and bylaws will contain, and Pennsylvania law contains, provisions that would make it difficult for us to be acquired if our board of directors did not support the acquisition, even if the acquisition were beneficial to our shareholders, including:

         o a provision of Pennsylvania law prohibiting, under most circumstances, a person who has acquired 20% of our stock from acquiring us for five years after the acquisition of 20% of our stock;

         o a provision of Pennsylvania law permitting directors to consider the effects an acquisition would have on our employees, suppliers, customers, creditors and communities in determining whether an acquisition was in our best interests;
         o a provision in our charter permitting us to issue preferred stock with rights that may discourage a person from acquiring us;
         o a provision in our bylaws providing that our directors serve staggered terms and can only be removed for cause; and
         o provisions in our bylaws providing that our shareholders can only call a special meeting at the request of shareholders owning at least 50% of our stock and that our shareholders may only take action at a shareholders meeting or by the unanimous written consent of all shareholders in lieu of a meeting.

As a result, even if our shareholders supported an acquisition, it would be difficult for a third party to acquire us if our board did not approve the acquisition. Additionally, these provisions could have a depressive effect on our stock price. See "Description of Capital Stock - Preferred Stock" and "-Anti-Takeover Effects of Provisions of Our Charter, Our Bylaws and Pennsylvania Law."

Our common stock has not been traded publicly and its market price may fluctuate widely after this offering

         No public market has existed for our common stock prior to this offering. The initial public offering price for our common stock will be determined by negotiations among us, the selling shareholders and the underwriters' representatives. This price may not be indicative of prices that will prevail for our common stock in the trading market. We also cannot predict the extent to which investor interest in us will lead to the development of a trading market for our common stock or how liquid that market might become. Our common stock price could be subject to wide fluctuations in response to several factors, including:

         o   quarterly fluctuations in our operating results;
         o changes in earnings estimates or recommendations by equity research analysts;
         o variations between our operating results and analyst or investor expectations; and
         o general market conditions or market conditions specific to our industry.

Many of these factors are not in our control, and may adversely affect our stock price, regardless of our operating performance.

New investors in this offering will experience immediate and substantial dilution

         New investors purchasing shares of our common stock in this offering will experience immediate and substantial dilution of $________ per share. Sales of additional shares of common stock in the future as well as the exercise of outstanding stock options or options granted in the future may result in further dilution to purchasers in this offering. See "Dilution."

Future sales of additional shares into the market could lower the market price of our common stock

         Significant sales of our common stock in the public market after this offering, or even the perception that such sales could occur, could materially and adversely affect our stock price or impair our ability to obtain capital through a common stock offering. After this offering, we will have _________ shares of common stock outstanding. As of December 15, 1999, we also had reserved ________ shares of common stock for issuance under our 1999 Stock Option Plan, of which options to purchase _______ of these shares were outstanding and _________ were exercisable. Options to purchase an additional ____ shares will be granted as of the date of this prospectus.

         The shares of common stock being sold in this offering will be freely transferable under the securities laws immediately after issuance, except for any shares held by our "affiliates." Our shareholders, pursuant to a "lock-up" agreement, have each agreed not to sell any shares for a period of 180 days from the date of this prospectus. These shareholders may be released from these lock-up agreements at any time with the consent of Merrill Lynch, Pierce, Fenner & Smith, Incorporated, with or without public notice of such release. Upon the expiration of this lock-up agreement, the ___________ shares of common stock owned by these shareholders will be eligible for sale if registered with the SEC or on a restricted basis under the federal securities laws.

         We have granted registration rights to our principal shareholders. At any time, one or more of these shareholders may demand that we file a registration statement under the Securities Act covering all or a portion of our securities held by them. However, each of these shareholders has agreed not to demand registration for 180 days after the date of this prospectus without the prior written consent of the underwriters. After that period, if one or more of these shareholders were to cause a large number of shares to be registered and sold in the public market, those sales could adversely affect the market price for our common stock. See "Description of Capital Stock - Registration Rights" and "Shares Eligible for Future Sale."

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements regarding our performance, strategy, plans, objectives, expectations, beliefs and intentions. When used in this prospectus, the words "intend," "anticipate," "believe," "estimate," "plan," and "expect," and similar expressions as they relate to us, are included to identify forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. The actual outcome of the events described in these forward-looking statements could differ materially. Therefore, this prospectus, and especially the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains a discussion of some of the factors and risks that could contribute to those differences.

                                 USE OF PROCEEDS

         Based on an assumed initial public offering price of $_____ per share, the mid-point of the range set forth on the cover page of this prospectus, our net proceeds from the sale of _______________ shares of common stock will be approximately $_____ million, after deducting the underwriting discount and our estimated offering expenses. We will not receive any proceeds from the sale of shares of common stock by our selling shareholders.

         We intend to use the net proceeds from this offering:

         o To repay the approximately $19.5 million that we anticipate will be outstanding under our term loan facility upon the completion of this offering. Our term debt consists of a $20.0 million term loan facility, all of which was outstanding at December 15, 1999. Borrowings under our term loan facility bear interest at a variable rate. The interest rate at December 15, 1999 was 8.13%. Our term loan facility expires on December 31, 2003.

             Our term debt was incurred in connection with our recapitalization in order to fund, in part, dividends to Bernard Spain and Murray Spain. See "Certain Relationships and Related Transactions - The Recapitalization."

         o To repay the approximately $7.0 million that we anticipate will be outstanding under our revolving credit facility upon the completion of this offering. Our revolving debt consists of a $20.0 million revolving credit facility, $15.8 million of which was outstanding at December 15, 1999. Borrowings under our revolving credit facility bear interest at a variable rate. The weighted average interest rate at December 15, 1999 was 7.70%. Our revolving credit facility expires on December 31, 2003.

             Our revolving debt was incurred in connection with our recapitalization in order to repay our then existing indebtedness for borrowed money, and pay costs associated with our recapitalization. See "Certain Relationships and Related Transactions - The Recapitalization."

         o To help fund the opening of the 25 new Dollar Express stores that we plan to open in 2000.

         o   For general corporate purposes, including working capital.

         When the opportunity arises, we may use a portion of the net proceeds to acquire or invest in complementary businesses. From time to time, in the ordinary course of business, we expect to evaluate potential acquisitions of businesses. However, we have no present understandings, commitments or agreements with respect to any acquisition or investment.

         Pending use of the net proceeds for the purposes listed above, we intend to invest these funds in short-term, interest-bearing, investment-grade securities.

                                 DIVIDEND POLICY

         We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and for the expansion of our business. Our credit facilities prohibit us from paying cash dividends on our common stock.

                                 CAPITALIZATION

         The following table sets forth our total capitalization as of September 30, 1999, as follows (share amounts do not give effect to the ___-for-one split that will occur immediately before this offering):

         o   on an actual basis;
         o on a pro forma basis to give effect to the conversion of all of the outstanding shares of our Series A convertible preferred stock into common stock on a one-for-one basis and the cancellation of warrants to purchase 416,667 shares of our common stock; and
         o   on a pro forma, as adjusted basis to give effect to the conversion of all of the outstanding shares of our Series A convertible preferred stock into common stock on a one-for-one basis, the cancellation of warrants to purchase 416,667 shares of our common stock, and to reflect the application of the net proceeds from this offering.

         You should read this information together with the sections of this prospectus entitled "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus.


                                                                                 September 30, 1999
                                                                     -------------------------------------------
                                                                                                     Pro Forma
                                                                        Actual        Pro Forma     As Adjusted
                                                                     -------------  -------------  -------------
                                                                                   (In thousands)
Current debt:
     Current portion of long-term debt...............................  $     1,623  $              $
     Line of credit .................................................       15,750
                                                                       -----------  -------------  -------------
         Total current debt..........................................  $    17,373  $              $
                                                                       ===========  =============  =============

Long-term debt, less current portion.................................  $    18,621  $              $
Common stock warrants................................................        4,294
Series A cumulative convertible redeemable preferred stock,
   par value $0.01; 3,530,000 shares issued and  outstanding, actual; none issued or outstanding, pro forma or pro forma,
   as adjusted.......................................................       31,295
Common shareholders' equity (deficit):
     Common stock, par value $0.01; 75,000,000 shares
        authorized, 6,470,000 shares issued and outstanding, actual;
        _______ shares issued and outstanding, pro forma;
        _______ shares issued and outstanding, pro forma, as
        adjusted.....................................................           65
     Additional paid-in capital......................................        2,465
     Accumulated deficit.............................................      (47,108)
                                                                       -----------  -------------  -------------
           Total common shareholders' equity (deficit)...............      (44,578)
                                                                       -----------  -------------  -------------
           Total capitalization......................................  $    27,005  $              $
                                                                       ===========  =============  =============


The data presented in the above table excludes:

         o _______ shares of common stock issuable upon exercise of options granted under our 1999 Stock Option Plan at a weighted average exercise price of $______ per share;

         o _______ shares of common stock reserved for issuance upon the exercise of options that will be granted under our 1999 Stock Option Plan on the date of this prospectus at the initial public offering price; and

         o _______shares of common stock issuable upon exercise of options reserved for future grants under our 1999 Stock Option Plan.

                                    DILUTION

         Our pro forma net tangible book value as of September 30, 1999 was $_____ million, or $___ per share of common stock. We determined our pro forma net tangible book value per share by subtracting our total liabilities from our total tangible assets and dividing that number by ________ pro forma shares of our common stock outstanding as of September 30, 1999. This pro forma basis gives effect to the conversion of all of the outstanding shares of our Series A convertible preferred stock into _______ shares of common stock.

         Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the as adjusted pro forma net tangible book value per share of our common stock immediately following this offering. Assuming an initial offering price of $_____ per share, the mid-point of the range set forth on the cover page of this prospectus, after giving effect to our sale of shares of common stock in this offering and after deducting the underwriting discount and our estimated offering expenses, our as adjusted pro forma net tangible book value as of September 30, 1999 would have been $_______________, or $______ per share of common stock. This represents an immediate increase in pro forma net tangible book value of $______ per share to our existing shareholders and an immediate dilution of $______ per share to new shareholders purchasing shares of our common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share.........................................           $______
     Pro forma net tangible book value per share as of September 30, 1999...............  $
     Increase per share attributable to new shareholders................................   ______
As adjusted pro forma net tangible book value per share after this offering.............            ______
Dilution per share to new shareholders..................................................           $______

         The following table summarizes the difference between the existing shareholders and new shareholders with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid. The information is presented as of ____________, 1999. The information presented is based on an assumed initial public offering price of $______ per share, the mid-point of the range set forth on the cover page of this prospectus, after giving effect to our sale of shares of common stock in this offering and after deducting the underwriting discount and our estimated offering expenses.

                                                      Shares Purchased        Total Consideration
                                                  ------------------------  ------------------------   Average Price
                                                    Number       Percent      Amount       Percent       Per Share
                                                  -----------  -----------  -----------  -----------  ----------------
Existing shareholders..........................                          %  $                      %   $
New shareholders...............................                          %                         %
                                                  -----------  -----------  -----------  -----------  ----------------
         Total.................................                     100.0%  $                 100.0%
                                                  ===========  ===========  ===========  ===========  ================

         The discussion and tables above assume no exercise of any stock options outstanding as of September 30, 1999. As of September 30, 1999, options were outstanding to purchase a total of ________ shares of our common stock at a weighted average exercise price of $______ per share and ________ shares were reserved for future grant under our 1999 Stock Option Plan. To the extent that any of these options are exercised, there will be further dilution to new shareholders. In addition, the second table does not reflect the sale of _____ shares by the selling shareholders. See "Capitalization," "Management -- Employee Benefit Plans" and Note 8 to our audited annual financial statements.

                             SELECTED FINANCIAL DATA

         The selected financial data presented below have been derived from our financial statements. The selected financial data as of and for the nine months ended September 30, 1998 and as of and for the thirty nine weeks ended September 30, 1999 have been derived from, and are qualified by reference to, our unaudited financial statements included elsewhere in this prospectus, which, in our opinion, include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations. The results of operations for the thirty nine weeks ended September 30, 1999 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 30, 1999 or any other future period. Operating data pertains only to our Dollar Express stores. Average annual net sales per store and average annual net sales per estimated selling square foot include data only for stores open for the entire year. The change in comparable store net sales includes data only for stores open for at least 15 months. Effective January 1, 1999, we adopted a 52/53 week fiscal year. You should read the data set forth below together with "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

         Prior to February 5, 1999, we were treated as an S corporation for federal and most state income tax purposes. The presentation for all periods reflects a pro forma provision for income taxes, as if we had been a C corporation, at an assumed effective rate of 40%.



                                                                                         Nine Months   Thirty Nine
                                                     Year Ended December 31,                Ended      Weeks Ended
                                          ---------------------------------------------- September 30, September 30,
                                            1994     1995      1996      1997     1998       1998         1999
                                          -------- --------  --------  -------- --------  ----------   ----------
                                                        (Dollars in thousands, except per share data)
Statement of Operations Data:
Net sales................................ $ 60,492 $ 72,248  $ 88,362  $103,030 $130,802   $  86,290   $  100,438
Cost of sales, including
  warehousing, distribution,
  and store occupancy
  costs (1)..............................   37,140   44,821    65,745    77,314   92,307      62,199       71,297
                                          -------- --------  --------  -------- --------   ---------   ----------
Gross profit.............................   23,352   27,427    22,617    25,716   38,495      24,091       29,141
Operating and administrative
  expenses...............................   20,917   25,361    18,338    21,020   27,546      18,747       23,202
                                          -------- --------  --------  -------- --------   ---------   ----------
Operating profit.........................    2,435    2,066     4,279     4,696   10,949       5,344        5,939
Interest expense, net....................      222      184       156       277      283         195        1,640
Accretion of common stock warrants to
  fair value.............................       --       --        --        --       --          --          282
Other income, net........................       22       22       136       258      187         164           95
                                          -------- --------  --------  -------- --------   ---------   ----------
Income before income taxes...............    2,235    1,904     4,259     4,677   10,853       5,313        4,112
Income taxes.............................       12        8        35        28       50          26        1,757
Deferred income tax benefit resulting from
  conversion from S to C Corporation.....       --       --        --        --       --          --      (2,090)
                                          -------- --------  --------  -------- --------   ---------   ----------
Net income............................... $  2,223 $  1,896  $  4,224  $  4,649 $ 10,803   $   5,287   $    4,445
                                          ======== ========  ========  ======== ========   =========   ==========
Net income (loss) available to common
  shareholders........................... $  2,223 $  1,896  $  4,224  $  4,649 $ 10,803   $   5,287   $     (639)
                                          ======== ========  ========  ======== ========   =========   ==========
Net income (loss) per common share (2)
      Basic.............................. $   0.34 $   0.29  $   0.65  $   0.72 $   1.67   $    0.82   $    (0.10)
                                          ======== ========  ========  ======== ========   =========   ==========
      Diluted............................ $   0.34 $   0.29  $   0.65  $   0.72 $   1.67   $    0.82   $    (0.10)
                                          ======== ========  ========  ======== ========   =========   ==========
Pro forma net income                      $  1,341 $  1,142  $  2,555  $  2,806 $  6,512   $   3,188   $    2,467
                                          ======== ========  ========  ======== ========   =========   ==========
Pro forma net income (loss) available to
   common shareholders................... $  1,341 $  1,142  $  2,555  $  2,806 $  6,512   $   3,188   $   (2,617)
                                          ======== ========  ========  ======== ========   =========   ==========


                                                                                         Nine Months   Thirty Nine
                                                     Year Ended December 31,                Ended      Weeks Ended
                                          ---------------------------------------------- September 30, September 30,
                                            1994     1995      1996      1997     1998       1998         1999
                                          -------- --------  --------  -------- --------  ----------   ---------
                                                        (Dollars in thousands, except per share data)
Pro forma net income (loss) per common
   share (2):
      Basic.............................. $   0.21 $   0.18  $   0.39  $   0.43  $   1.01   $    0.49   $  (0.40)
                                          ======== ========  ========  ========  ========   =========   ========
      Diluted............................ $   0.21 $   0.18  $   0.39  $   0.43  $   1.01   $    0.49   $  (0.40)
                                          ======== ========  ========  ========  ========   =========   ========
Weighted average number of common shares
   and common share equivalents
   outstanding (in thousands) (2):
      Basic..............................    6,470    6,470     6,470     6,470     6,470       6,470      6,470
      Diluted............................    6,470    6,470     6,470     6,470     6,470       6,470      6,470

Dollar Express Stores Operating Data:
Number of stores at end of period........       47       55        63        70        82          78         93
Average annual net sales per store....... $    957 $  1,074  $  1,243  $  1,303  $  1,430         N/A        N/A
Change in comparable store net sales ....      N/A     5.7%      10.7%      0.5%      2.8%        1.4%       2.6%
Average annual net sales per estimated
  selling square foot ................... $    216 $    234  $    245  $    232  $    240         N/A        N/A

Estimated selling square footage at
  period end.............................  222,196  269,488   341,252   406,586   531,263     483,350    670,115

                                                           December 31,                          September 30,
                                          ----------------------------------------------  --------------------------
                                            1994     1995      1996      1997     1998        1998          1999
                                          -------- --------  --------  -------- --------  ------------- ------------
Balance Sheet Data:
Working capital..........................  $ 2,995  $ 3,985  $  5,031  $  5,323 $  8,673     $   12,802  $      (647)
Total assets.............................   11,439   14,495    18,632    21,583   31,581         28,627       43,590
Total debt, including current portion....       95       30        20     1,456    4,333          5,362       35,994
Common stock warrants....................       --       --        --        --       --             --        4,294
Redeemable convertible preferred stock...       --       --        --        --       --             --       31,295
Total common shareholders' equity (deficit)  6,658    7,951     8,580     9,723   15,587         14,008      (44,578)

----------------------
(1) Cost of sales for the years ended December 31, 1994 and 1995 exclude warehousing, distribution and store occupancy costs because the components of these costs are not available to reclassify for comparability. These amounts are included in operating and administrative expenses.
(2) Share and per share amounts do not give effect to the ____ -for-one split of our common stock that will occur immediately before this offering.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in these forward looking statements. See "Risk Factors."

Overview

      Through our Dollar Express stores, we are a leading operator of fixed $1.00 price point stores in the United States. These stores offer customers a wide assortment of regularly available merchandise, such as housewares, food and other consumable items, giftware, health and beauty care items and toys. We supplement this merchandise with ever-changing seasonal and first quality closeout offerings. We also operate Spain's Cards & Gifts stores, which is one of the largest specialty greeting card vendors in the Philadelphia metropolitan area. For the thirty nine weeks ended September 30, 1999, our Dollar Express stores generated 87.6% of our net sales, while our Spain's stores generated the remaining 12.4%.

      Two major factors tend to affect our net sales trends. The first is our ability to successfully open new stores. The second is that net sales at our existing stores change from one year to the next. We refer to this as a change in "comparable store net sales." We begin including net sales from stores in the calculation of comparable store net sales at the beginning of the location's sixteenth month of operation, and then compare only subsequent store net sales to those of the comparable prior period.

      Most retailers can increase the price of their merchandise as well as sell more merchandise in order to increase their comparable store net sales. In our fixed $1.00 price point Dollar Express stores, our business strategy limits our ability to raise our prices, so our comparable store net sales generally will only increase if we sell more merchandise.

      We anticipate that future net sales growth will come mostly from our Dollar Express stores. We believe this growth will be predominately from new store openings. We plan to open 25 Dollar Express stores in 2000. We also expect our average store size to increase, which we believe will result in a decrease in our average annual net sales per estimated selling square foot. While we plan to open one Spain's store in 2000, we do not anticipate significant growth in the number of Spain's stores.

      In calculating our cost of sales, in addition to the cost of merchandise, we also include costs associated with our warehousing and distribution operation as well as store occupancy costs.

      Effective January 1, 1999 we adopted a 52/53 week fiscal year. As such, our fiscal quarters will end on the Thursday closest to each of March 31, June 30 and September 30, and our fiscal year end will be the Thursday closest to December 31.

Results of Operations

      The following table presents our financial data expressed as a percentage of net sales for the periods indicated:




                                                                                                         Nine        Thirty Nine
                                                                                                         Months        Weeks
                                                            Year Ended December 31,                      Ended         Ended
                                                 ----------------------------------------------      September 30,  September 30,
                                                     1996             1997             1998              1998            1999
                                                 ------------     ------------     ------------     --------------  --------------
Net sales.......................................        100.0%           100.0%           100.0%             100.0%          100.0%

Cost of sales, including warehousing,
   distribution, and store occupancy
   costs........................................         74.4             75.0             70.6               72.1            71.0
                                                 ------------     ------------     ------------     --------------  --------------
Gross profit....................................         25.6             25.0             29.4               27.9            29.0
Operating and administrative expenses...........         20.8             20.4             21.0               21.7            23.1
                                                 ------------     ------------     ------------     --------------  --------------
Operating profit................................          4.8              4.6              8.4                6.2             5.9
Interest expense, net...........................          0.2              0.3              0.2                0.2             1.6
Accretion of common stock warrants
   to fair value................................           --               --               --                 --             0.3
Other income, net...............................          0.2              0.2              0.1                0.2             0.1
                                                 ------------     ------------     ------------     --------------  --------------
Income before income taxes......................          4.8              4.5              8.3                6.2             4.1
Income taxes....................................           --               --               --                 --             1.8
Deferred income tax benefit resulting from
   conversion from S to C corporation...........           --               --               --                 --            (2.1)
                                                 ------------     ------------     ------------     --------------  --------------
Net income......................................          4.8%             4.5%             8.3%               6.2%            4.4%
                                                 ============     ============     ============     ==============  ==============
Pro forma net income (1)........................          2.9%             2.7%             5.0%               3.7%            2.5%
                                                 ============     ============     ============     ==============  ==============

--------------
(1) In February 1999, we converted from an S to a C corporation and therefore became subject to federal and all applicable state income taxes. Pro forma net income for all periods assumes an effective income tax rate of 40%.

Thirty Nine Weeks Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998

Net sales

      Dollar Express

      Net sales increased $15.4 million, or 21.1%, to $88.0 million for the 1999 period, from $72.6 million for the 1998 period. Of this increase, $13.3 million, or 18.3%, was attributable to net sales that were not included in our comparable store net sales calculation. We opened 12 stores and closed one store during the 1999 period, and opened eight stores and closed one store during the 1998 period. The remaining $2.1 million of the increase was primarily due to a 2.6% increase in comparable store net sales during the period. The increase in comparable store net sales was primarily due to an increase in our individual average transaction size versus the prior period, which we attribute to an increase in our offering of consumable products. The average number of customers visiting our stores also increased versus the 1998 period.

      Spain's

      Net sales decreased $1.2 million, or 8.9%, to $12.4 million for the 1999 period, from $13.6 million for the 1998 period. This decrease was due to a $1.4 million decline in net sales attributable to an 11.3% decrease in comparable store net sales. The decrease in comparable store net sales was primarily due to reduced demand for Beanie Babies products and the incremental items that had been purchased by customers seeking Beanie Babies products while shopping in our Spain's stores. This decrease was offset by a $0.2 million increase in net sales attributable to net sales from the one store opened in 1998 that was not included in our comparable store net sales calculation.

Gross profit

      Dollar Express

      Gross profit increased $5.8 million, or 28.0%, to $26.4 million for the 1999 period, from $20.6 million for the 1998 period. This represents an increase in gross profit margin to 30.0% for the 1999 period, from 28.4% for the 1998 period. The increase in gross profit margin was primarily due to the continued increase in the proportion of imported merchandise in our product offering, partially offset by the continued increase in the proportion of national name brand consumable items. Imported items typically have higher gross profit margins than products that we purchase domestically. National name brand consumable items, which we believe carry a greater level of customer appeal and generate increased customer traffic, typically have lower gross profit margins than private label items. Additionally, we believe that economies of scale resulting from our increased buying capacity improved our ability to negotiate more favorable terms with our merchandise vendors.

      Spain's

      Gross profit decreased $0.7 million, or 21.0%, to $2.7 million for the 1999 period, from $3.5 million for the 1998 period. This represents a decrease in gross profit margin to 22.0% for the 1999 period, from 25.4% for the 1998 period. The decrease in gross profit margin was due to a decrease in net sales of Spain's without a commensurate decrease in the relatively fixed components of our store occupancy costs.

Operating and administrative expenses

      Operating and administrative expenses increased $4.5 million, or 23.8%, to $23.2 million for the 1999 period, from $18.7 million for the 1998 period. This represents an increase in operating and administrative expenses as a percentage of net sales to 23.1% for the 1999 period, from 21.7% for the 1998 period. The increase as a percentage of net sales was primarily due to payroll and benefit costs for key management personnel who were hired to support the current and planned growth of our Dollar Express stores.

Interest expense, net

      Interest expense, net increased $1.4 million to $1.6 million for the 1999 period, from $0.2 million for the 1998 period. This increase is due to an increase in our weighted average borrowings resulting from our recapitalization. See "Certain Relationships and Related Transactions - The Recapitalization."

Accretion of common stock warrants to fair value

      The accretion of common stock warrants to fair value represents the pro rata portion of the change in fair value of the common stock warrants issued in connection with our recapitalization from their initial value at the date of issuance, to September 30, 1999. The fair value adjustment is being recognized over a five year period from the date of issuance. Upon completion of the offering, these common stock warrants will be canceled and any further accretion will cease as of the cancellation date. See "Certain Relationships and Related Transactions - The Recapitalization."

Deferred income tax benefit

      Deferred income tax benefit relates to the effect of our change in tax status from an S to a C corporation arising from our recapitalization. See "Certain Relationships and Related Transactions - The Recapitalization."

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

Net Sales

      Dollar Express

      Net sales increased $25.3 million, or 29.4%, to $111.6 million for 1998, from $86.3 million for 1997. Of this increase, $23.4 million, or 27.2%, was attributable to net sales that were not included in our comparable store net sales calculation. We opened 13 stores and closed one store during 1998, and opened ten stores and closed three stores during 1997. The remaining $1.9 million of the increase is primarily due to a 2.8% increase in comparable store net sales during 1998. The increase in comparable store net sales was primarily due to improvements in the quality and variety of our merchandise offerings.

      Spain's

      Net sales increased $2.4 million, or 14.5%, to $19.2 million for 1998, from $16.8 million for 1997. Of this increase, $1.9 million was due to an 11.7% increase in comparable store net sales. The remaining $0.5 million increase was due to an increase in sales from our wholesale business, which represents a small portion of our Spain's business. We opened one store during 1998 and closed one store during 1997. The increase in comparable store sales was primarily due to increased sales of Beanie Babies products and the incremental items purchased by customers seeking Beanie Babies products while shopping in our Spain's stores.

Gross profit

      Dollar Express

      Gross profit increased $10.9 million, or 49.5%, to $32.9 million for 1998, from $22.0 million for 1997. This represents an increase in gross profit margin to 29.5% for 1998, from 25.5% for 1997. We believe the increase in gross profit margin was primarily due to an increase in the proportion of imported merchandise in our product offering, partially offset by the continued increase in the proportion of national name brand consumable items. Additionally, we believe that economies of scale resulting from our increased buying capacity improved our ability to negotiate more favorable terms with our merchandise vendors.

      Spain's

      Gross profit increased $1.9 million, or 50.5%, to $5.6 million for 1998, from $3.7 million for 1997. This represents an increase in gross profit margin to 29.3% for 1998, from 22.3% for 1997. The increase in gross profit margin was primarily due to increased sales of Beanie Babies products, which have higher gross profit margins than other items sold in Spain's.

Operating and administrative expenses

      Operating and administrative expenses increased $6.5 million, or 31.0%, to $27.5 million for 1998, from $21.0 million for 1997. This represents an increase in operating and administrative expenses as a percentage of net sales to 21.1% for 1998, from 20.4% for 1997. This increase as a percentage of net sales was due primarily to increases in corporate payroll costs and professional services expenses to support our current and future growth as well as higher insurance costs as a result of increased claim experience compared to 1997.

Interest expense, net

      Interest expense, net remained consistent with the prior year due to similar average borrowing levels and interest rates during the periods.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

Net Sales

      Dollar Express

      Net sales increased $12.1 million, or 16.4%, to $86.3 million for 1997, from $74.1 million for 1996. Of this increase, $11.8 million, or 15.9%, was attributable to net sales that were not included in our comparable store net sales calculation. We opened ten stores and closed three stores during 1997, and opened ten stores and closed two stores in 1996. The remaining $0.3 million of the increase represents a 0.5% increase in comparable store net sales during the period.

      Spain's

      Net sales increased $2.5 million, or 17.7%, to $16.8 million for 1997, from $14.2 million for 1996. Of this increase, $2.2 million, or 15.5%, was attributable to a 16.8% increase in comparable store net sales. The increase in comparable store sales was primarily due to the completion, in early 1997, of the conversion to a new supplier of greeting cards. This process began in April 1996 and resulted in reduced 1996 sales while stores were being converted. Additionally, $0.4 million, or 3.0%, of this increase was attributable to net sales that were not included in our comparable store net sales calculation. We closed one store during 1997, and opened one and closed two stores during 1996. The net sales increase was offset by a $0.1 million decrease in the net sales of our wholesale business.

Gross profit

      Dollar Express

      Gross profit increased $1.9 million, or 9.1%, to $22.0 million for 1997, from $20.1 million for 1996. This represents a decrease in gross profit margin to 25.5% for 1997, from 27.2% for 1996. The decrease in gross profit margin was primarily due to a decision to increase the proportion of national name brand consumable items in our product offering. Also contributing to the decrease in gross profit margin was a decline in the proportion of imported items in our product offering. As a result of stronger than expected sales of seasonal imported merchandise in the second half of the year, our inventories were depleted in several product categories and we had to purchase replacement merchandise from domestic suppliers at higher costs.

      Spain's

      Gross profit increased $1.2 million, or 51.1%, to $3.7 million for 1997, from $2.5 million for 1996. This represents an increase in gross profit margin to 22.3% for 1997, from 17.3% for 1996. The increase in gross profit margin was primarily due to a depressed gross profit margin in 1996 from price reductions employed to liquidate a previous line of cards as a result of a change in our primary greeting card supplier in April 1996. Additionally, the gross margin on our newer line of cards was greater than that on our previous line of cards.

Operating and administrative expenses

      Operating and administrative expenses increased $2.7 million, or 14.6%, to $21.0 million for 1997, from $18.3 million for 1996. This represents a decrease in operating and administrative expenses as a percentage of net sales to 20.4% for 1997, from 20.8% for 1996. The decrease as a percentage of net sales was primarily due to our maintaining a consistent level of office support and executive level payroll costs while our net sales increased.

Interest expense, net

      Interest expense, net increased $0.1 million to $0.3 million for 1997, from $0.2 million for 1996. This increase was primarily due to greater average outstanding borrowings during 1997.

Quarterly Results of Operations and Seasonality

      Our business is seasonal, with our highest net sales, gross profit and operating profit historically occurring in the fourth quarter, which includes the Halloween and Christmas selling seasons. We expect this trend to continue. Additionally, our quarterly financial results may fluctuate significantly based on such factors as:

      o   the timing of new store openings;
      o   the amount of net sales contributed by new and existing stores;
      o the timing of Easter, sales for which may occur primarily in the first quarter of the year or may occur primarily in the second quarter of the year;
      o   changes in our merchandise;

      o general economic, industry and weather conditions that affect consumer spending; and
      o   actions of our competitors.

      The following table presents certain results of operations for our seven quarters ended September 30, 1999. Although this information is unaudited, we have prepared it on the same basis as the audited financial statements included elsewhere in this prospectus. We believe that this information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information shown. The results of operations for any quarter are not necessarily indicative of the results for any future period.


                                                         1998                                                 1999
                               ---------------------------------------------------------    ----------------------------------------
                                   First          Second          Third        Fourth          First        Second          Third
                                  Quarter         Quarter        Quarter       Quarter        Quarter       Quarter        Quarter
                               -------------    -----------    -----------   -----------    -----------   -----------    -----------
                                                                        (Dollars in thousands)
Net sales.....................   $ 25,242        $ 32,981       $ 28,067      $ 44,512       $ 31,348      $ 35,270      $ 33,820
Gross profit..................   $  8,083        $  8,734       $  7,274      $ 14,404       $  9,136      $ 10,406      $  9,599
Operating profit..............   $  1,046        $  2,641       $  1,657      $  5,605       $  2,172      $  2,503      $  1,264
Stores open at end of period..         97             100            101           106            108           112           117
Change in Dollar Express
   comparable store net sales.    (10.3)%           13.3%           3.1%          6.0%           2.5%          3.4%          2.1%


                                                         1998                                                 1999
                               ---------------------------------------------------------    ----------------------------------------
                                   First          Second          Third        Fourth          First        Second          Third
                                  Quarter         Quarter        Quarter       Quarter        Quarter       Quarter        Quarter
                               -------------    -----------    -----------   -----------    -----------   -----------    -----------
                                                                      (Percent of annual total)
Net sales.....................     19.3%           25.2%          21.5%         34.0%            N/M           N/M            N/M
Gross profit..................     21.0%           22.7%          18.9%         37.4%            N/M           N/M            N/M
Operating profit..............      9.6%           24.1%          15.1%         51.2%            N/M           N/M            N/M

Liquidity and Capital Resources

         We have historically financed our business with funds generated by our operations and borrowings under our revolving credit facility. Our working capital requirements for existing stores are seasonal in nature and typically peak in September and October as we build inventory and start to hire temporary staff in advance of our Halloween and Christmas selling seasons. We generally require cash to purchase inventory, provide working capital for ongoing operations and finance the cost of opening new stores.

         The following table compares certain cash-related information for the periods indicated:



                                                     Year Ended             Nine Months        Thirty Nine
                                                     December 31,              Ended           Weeks Ended
                                              -------------------------     September 30,      September 30,
                                                 1997           1998            1998               1999
                                              ----------     ----------    ---------------    ---------------
                                                                     (In millions)
Net cash provided by (used in):
     Operating activities....................    $ 5.6          $14.5         $ 0.1               $(6.1)
     Investing activities....................     (3.4)          (3.7)         (2.5)               (4.7)
     Financing activities....................     (2.2)          (2.1)          2.9                 3.5

         Cash flows used in our operating activities were $6.1 million for the thirty nine weeks ended September 30, 1999, compared to cash provided by our operating activities of $0.1 million for the nine months ended September 30, 1998. Cash flows used in our operating activities for the thirty nine weeks ended September 30, 1999 were primarily due to an increase in merchandise inventories to support the seasonal nature of our business, and prepaid expenses, offset by net income. Cash provided by our operating activities for the nine months ended September 30, 1998 was primarily due to net income, adjusted for depreciation and amortization, offset by an increase in merchandise inventories.

         Cash flows provided by our operating activities were $14.5 million in 1998 compared to $5.6 million in 1997. Cash provided by our operating activities in 1998 was primarily from net income, adjusted for depreciation and amortization, an increase in accounts payable and accrued expenses and the receipt of a volume rebate from a supplier. Cash provided by our operating activities in 1997 was primarily from net income, adjusted for depreciation and amortization and an increase in accounts payable and accrued expenses, offset by an increase in merchandise inventories and accretion of deferred revenue and volume rebates.

         Our net cash used in investing activities was primarily for new stores. We opened ten stores in 1997, 14 stores in 1998 and 12 stores during the first thirty nine weeks of 1999 versus nine stores opened during the first nine months of 1998. The balance of our cash used in investing activities was for capital expenditures relating to our corporate headquarters and distribution center.

         Net cash provided by or used in financing activities reflects transactions with owners or other providers of capital. Significant transactions include the following:

         o In 1997, funds were primarily used for subchapter S corporation distributions relating to shareholders' tax liabilities, offset by proceeds from the issuance of long-term debt.

         o In 1998, funds were used for subchapter S corporation distributions relating to shareholders' tax liabilities and principal payments on long-term debt, offset by proceeds from the issuance of long-term debt and line of credit borrowings.

         o During the thirty nine weeks ended September 30, 1999, in conjunction with a private equity transaction and recapitalization, we received $35.0 million from a group of investors led by Advent International Corporation, $20.0 million in proceeds from the issuance of long-term debt, and $11.8 million in proceeds from a line of credit. These funds were used, in part, to pay off debt incurred during 1998, to pay $55.0 million of a $59.5 million dividend to Bernard Spain and Murray Spain, to pay $3.6 million in transaction costs and to fund seasonal working capital needs.

         In January 1999, Dollar Express Stores, Inc. declared and paid by means of two promissory notes a dividend to Bernard Spain and Murray Spain, the two shareholders of record on that date. The total dividend amounted to approximately $59.5 million.

         In February 1999, Dollar Express Stores, Inc. completed a recapitalization that resulted in changes in its ownership and capital structure. The recapitalization was initially effected by the contribution by Bernard Spain and Murray Spain of all the outstanding common stock of Dollar Express Stores, Inc. in exchange for 6,470,000 shares of our common stock. As a result, Dollar Express Stores, Inc. became our wholly-owned subsidiary. Additionally, through a private placement, we sold 3,530,000 shares of newly issued Series A 8.75% cumulative convertible preferred stock, par value of $0.01, in exchange for $34.0 million. We also issued warrants to purchase 416,667 shares of our common stock in exchange for $1.0 million.

         In February 1999, we entered into a five-year credit facility for an aggregate amount of $40.0 million, of which $20.0 million is in the form of a term loan and $20.0 million is a revolving credit facility. At our option, interest on the facility is calculated at the lender's base rate plus a margin or LIBOR plus a margin based on a leverage ratio. The margin ranges from 0% to 1% on base rate borrowings and 1.75% to 2.75% on LIBOR borrowings. At September 30, 1999, the weighted average interest rate was 7.70%. A portion of the proceeds of the facility, together with funds provided from the private placement, were used to satisfy the promissory notes to Bernard Spain and Murray Spain, repay the outstanding amount on our line of credit and pay costs associated with the recapitalization.

         The term portion of the credit facility calls for increasing quarterly payments beginning in 2000. Annual maturities are as follows: 2000 -- $2.0 million, 2001 -- $4.0 million, 2002 -- $6.0 million, 2003 -- $8.0 million.

         Our credit facility contains customary financial covenants, including maximum leverage, fixed charges and minimum operating cash flow amounts. We were in compliance with all covenants as of and for the thirty nine weeks ended September 30, 1999.

         Upon completion of this offering, we plan to repay all outstanding amounts under our credit facilities, terminate these facilities and obtain a new revolving line of credit, a portion of which may be in the form of letters of credit.

         We have entered into an agreement for purchase of the land for our new corporate headquarters and distribution facilities. We anticipate commencing construction during the first quarter of 2000 and expect to begin operating out of the new distribution center during the first quarter of 2001. We expect to move into our new corporate headquarters, which will be located adjacent to the new distribution center, in the second quarter of 2001. We estimate that the cost of our new headquarters and distribution center, including land acquisition, will be approximately $20.7 million. We expect to obtain permanent construction financing to fund the cost of these facilities.

         We expect that capital expenditures for 2000 and 2001 will be incurred primarily for construction of our new corporate headquarters and distribution center, new store openings and upgrading existing stores. Over the next several years, we plan to open new Dollar Express stores at a rate of approximately 25% per year. Including all inventory and pre-opening costs, the average store requires an investment of approximately $0.3 million, which varies based upon the square footage of the location and the level of tenant's work required. We currently plan to open 25 Dollar Express stores in 2000 and 32 Dollar Express stores in 2001, requiring an estimated cash expenditure of $7.5 million in 2000 and $9.6 million in 2001. We believe that cash flows from operations, together with the funds available under our existing and new credit facility and the net proceeds from this offering, will be sufficient to satisfy our capital requirements for at least the next 12 months.

Inflation

         We do not believe that inflation has had a material effect on our financial position or results of operations during the past three years. However, we cannot predict the future effects of inflation.

Year 2000 Readiness Disclosure

         We have completed a comprehensive review of our computer systems and other microprocessor-based equipment to identify how we may be affected by the Year 2000 issue. The Year 2000 issue results from the writing of computer programs using two digits, rather than four, to define the applicable year. As a result, commencing in 2000, date-sensitive software may recognize a date using "00" as 1900 rather than as 2000. This could result in a systems failure or miscalculations causing disruption of operations, including a temporary inability to receive shipments, process financial information, process credit card transactions, deliver products to our stores, or engage in other routine business activities.

Information Technology Systems

         Our inventory management system consists of a purchased software package that has been modified to accommodate our specific processes. The purchased software has been certified Year 2000 compliant by the Information Technology Association of America. We have determined that the modified portion of our inventory management system will require remediation to become Year 2000 compliant. The necessary modifications to the system are scheduled to be implemented prior to January 1, 2000. This system runs on AS/400 hardware, which has been certified by IBM to be Year 2000 compliant. Our current financial accounting software (comprising general ledger, accounts payable and sales audit programs) is a proprietary package developed for our use by a third party. We have purchased new financial accounting software, which we plan to implement prior to January 1, 2000. This software has been certified Year 2000 compliant.

         Our in-store systems, through which our store managers order merchandise using a customized polling program, have recently been upgraded to achieve Year 2000 compliance. We utilize non-point-of-sale based registers to process sales transactions, which have no date sensitive functions.

Non-Information Technology Systems

         Non-information technology systems include phone systems, fax machines, and the security systems in our stores, headquarters and distribution center. Based on our assessment, we have determined that these systems will not be affected by the Year 2000 issue.

Costs of Year 2000 Compliance

         We incurred $0.3 million in costs associated with Year 2000 issues, attributable primarily to upgrading our store polling software and hardware. The costs associated with modifications, upgrades and replacements to become Year 2000 compliant were not material to our financial position or results of operations. We have used a combination of funds from operations and borrowings on our revolving line of credit to cover our Year 2000 costs.

Contingency Plans

         If our inventory management system were to cease operating on January 1, 2000, we could continue to process store orders manually. Additional effort would be required to process these orders at both the stores and distribution center. Similarly, if our financial accounting system were to cease operations, we would manually process the transactions necessary to conduct our business. While we do not believe the cost of the additional manual effort would be material, there would be a significant disruption in store, distribution center and corporate operations.

         We believe we have sufficiently mitigated the Year 2000 risks to the point that we have not developed other Year 2000 contingency plans. If Year 2000 problems are discovered, we will address these issues as they occur.

Quantitative and Qualitative Disclosures about Market Risk

         Market risk is the potential loss arising from adverse changes in interest rates and foreign currency exchange rates. We are exposed to market risk from changes in interest rates on borrowings under our revolving line of credit that bears interest based on the lender's base rate or LIBOR. The balance on our line of credit fluctuates throughout the year to fund seasonal cash flow needs. As of September 30, 1999, the balance on our line of credit was $15.8 million. A portion of the proceeds from this offering will be used to pay off this line, though we expect to continue to use short-term line of credit borrowings as seasonal needs require.

         We have no derivative instruments in our cash and cash equivalents. We invest cash and cash equivalents not required for current operations in investment grade, highly liquid investments, consisting of U.S. government securities. We anticipate investing the net proceeds from this offering in similar investment grade and highly liquid investments pending their use. See "Use of Proceeds."

         If market interest rates were to increase by 10% from rates as of December 15, 1999, the effect would not be material to our business, financial condition, or results of operations.

      All of our purchases and sales are in U.S. dollars. Accordingly, we believe that we have no material foreign exchange rate risk.

                                    BUSINESS

Our Company

         Our Dollar Express Stores

         We are a leading operator of fixed $1.00 price point stores in the United States. Our Dollar Express stores operate in the deep discount segment of the discount retail industry, which is among the fastest growing segments in the $420 billion mass market retail industry. We offer our customers a wide assortment of regularly available merchandise, such as housewares, food and other consumable items, giftware, health and beauty care items and toys. We supplement this merchandise with ever-changing seasonal and first quality closeout offerings. This merchandise mix is selected to create a "treasure hunt" shopping experience. Our products include national brand name merchandise, which is prominently displayed in our stores, as well as our own and other private label products. Almost all of our products are sold at our fixed $1.00 price point and are intended to exceed customers' expectations of the range and quality of items that can be purchased at this price.

         We believe we distinguish ourselves from our competition in the following ways:

         o we balance our merchandising mix between regularly available consumables and variety merchandise and a changing combination of seasonal and closeout products;

         o we emphasize seasonal and holiday merchandise throughout the year in our ever- changing product mix;

         o we focus attention on the selection and presentation of our merchandise, considering fashion and color, and emphasize the design and packaging of those items over which we have control, particularly our Today's Home private label line;

         o we have established a style and look to our stores that we believe is more upscale than that of other retailers in our segment of the retail industry; and

         o our stores are typically larger than those of many of our direct competitors, averaging 8,700 square feet.

We believe these features attract customers to our stores, encourage repeat visits, and generate greater spending.

         Each of our founders, Bernard Spain and Murray Spain, has more than 40 years of experience in retail. In addition, the five other members of our senior management team average more than 20 years of retail experience. Most of these executives have spent their entire business careers working for us.

         In 1998, our Dollar Express stores generated net sales of $111.6 million, representing a compound annual growth rate of 24.9% over the last three years. In 1998, our Dollar Express stores that were open the entire year averaged $1.4 million in net sales, and had net sales per estimated selling square foot of $240. Our stores opened in 1998 generated an average first year pre-tax cash-on-cash return on investment in excess of 100%, and we believe that historically, our new stores have become profitable during their first full year of operation.

         We currently operate 99 Dollar Express stores in six states:
Pennsylvania, New Jersey, Maryland, Delaware, New York and Virginia. We plan to increase our Dollar Express store count by approximately 25% per year, and believe that we could operate up to 250 stores within our current 250 mile distribution radius.

         Our Spain's Cards & Gifts Stores

         We are one of the largest specialty greeting card vendors in the Philadelphia metropolitan area. Our Spain's Cards & Gifts stores offer our customers a wide selection of greeting cards, moderately priced giftware, fad and novelty products, candy and other consumer items. We believe that the merchandise mix in our Spain's stores allows us to quickly recognize new trends in merchandising, which we can take advantage of in our Dollar Express stores. Our Spain's stores have a dedicated management team and buying staff and are run separately from our Dollar Express stores.

         During 1998, the Spain's stores generated net sales of $19.2 million. We currently operate 25 Spain's stores, primarily in the Philadelphia metropolitan area. We do not anticipate significant growth in the number of Spain's stores, but will take advantage of attractive opportunities for new stores as they arise.

         Our History

         Our founders, Bernard Spain and Murray Spain, opened their first Spain's store in 1959. Over the next 25 years, they successfully expanded the Spain's chain to approximately its current size. In 1970, the Spain brothers were credited with creating the national "smile face" fad, which was widely used on items such as buttons, bumper stickers and note pads. We still use the yellow smile face, which is part of the public domain, as the logo for our Spain's stores.

         During the 1970's, we also established two gourmet cookware stores, which evolved over the following decade into the "Merit Outlet" chain of value-oriented general merchandise stores. The success of the "Merit Outlet" format inspired us to experiment with the deep discount, dollar store concept by opening a Dollar Express store in Philadelphia in 1989. The strong financial performance of this Dollar Express store and subsequently opened stores led us to convert our remaining Merit Outlet stores into Dollar Express stores over the next two years. Since then, we have grown our Dollar Express stores operations to 99 stores as of December 15, 1999.

Our Operating Strategy

         Our goal is to enhance our position as a leader in the fixed $1.00 price point store segment of the retail industry. The strategies that we employ in our Dollar Express stores to help us achieve this goal include:

         Carry a Broad and Value-Oriented Merchandise Mix. We offer our customers a wide assortment of regularly available, seasonal and closeout merchandise. Our products are intended to exceed our customers' expectations of the range and quality of items that can be purchased at our fixed $1.00 price point. We carry merchandise in the following product categories:

         o  Food and other consumables                 o  Health and beauty care items
         o  Seasonal and holiday goods                 o  Toys and baby items
         o  Housewares, glassware and kitchen items    o  Cleaning supplies
         o  Giftware                                   o  Other general merchandise

         Our wide variety of regularly available merchandise allows our customers to shop at our stores for their everyday purchase needs. Much of our regularly available merchandise consists of products from national brands, such as Colgate-Palmolive, Hershey Foods, Kraft, Nestle and Procter & Gamble. These national brands provide our customers with comfort regarding the quality of our products. In addition, we offer private label products that we believe are comparable in quality to national name brand products. We sell many of our housewares under our own label, Today's Home, which includes high-quality products that add variety and completeness to our product offerings. Our seasonal and closeout products allow our stores to feature a constantly changing portion of our product mix, which we believe adds to our customers' "treasure hunt" shopping experience.

         Focus on Product Merchandising. We are proud of our products and how we merchandise them. We pay careful attention to how our products appear to our customers. These details include the location of the products in the store, the grouping of individual products, the manner in which products are displayed, and the appearance of each product's packaging.

         Our merchandise is organized according to a plan-o-gram, which prescribes a uniform layout for the strategic grouping and placement of categories of merchandise within our stores. For instance, seasonal and name brand merchandise is featured prominently at the front of our stores to attract customers into our stores and to create impulse purchases. The large format of most of our stores allows us to feature items in multiple locations within the store and in mass displays, which provides the customer with additional opportunities to see and buy these products. Complementary products are displayed together to encourage our customers to purchase related accessories. The plan-o-gram is changed at least seven times a year to correspond with each of our seasonal programs.

         Our displays are designed to be reminiscent of those of higher priced specialty retailers. We use a combination of colors, sizes, and product mix in order to create visually appealing displays. For our Today's Home brand and other private label products, we work closely with our manufacturers and suppliers to design packaging and products that create a sense of uniformity and that are desirable to our customers.

         Use Our Large Format Stores to Create a Customer-Friendly Shopping Environment. Our large format stores, which are typically larger than other dollar stores, are designed to display more merchandise and to provide our customers with a comfortable and visually appealing shopping experience. Of our 99 stores, 62 are of the large format variety and include design features reminiscent of many of the successful large mass merchandisers. These design features include wider aisles and shopping carts to increase our customers' shopping comfort. We also offer supermarket style checkout areas for our customers' convenience. We believe that these features appeal across a wide range of demographics.

         Maintain Flexibility in Selecting Sites for New Locations. Our stores are successful in a wide range of sizes and formats. We believe that this allows us to consider more potential store sites and at times negotiate more favorable lease terms than less flexible retailers. Although our prototype stores are 9,000 to 11,000 square feet, we successfully operate stores as large as approximately 16,000 square feet.

Additionally, we have been opportunistic in leasing sites that do not conform to the standard layouts favored by many other retailers. Finally, our stores have been successful in a variety of locations, including free-standing locations and anchored and unanchored strip centers. However, we have no stores in enclosed malls, which tend to charge much higher rents than are charged for similar spaces in strip centers or free-standing locations.

         Operate in an Efficient, Low Cost Manner. Our fixed $1.00 price point requires us to focus on controlling the cost of our operations. The cost of our merchandise is the largest component of our cost of goods, and is also our largest expense. Our experienced buyers, established reputation with our suppliers, import purchasing program, and purchasing power each add to our ability to control the cost of this merchandise. Our inventory management system enables us to benefit from efficient logistics within our central distribution center, further decreasing our cost of merchandise. The other major component of our cost of goods is rent, which we attempt to minimize by not locating stores in high rent locations and by utilizing our flexibility in site selection. Our gross profit margin, which is net of warehousing, distribution and store occupancy costs, was 29.4% for 1998 and 29.0% for the thirty nine weeks ended September 30, 1999.

         Payroll costs comprise the largest component of our operating costs. We attempt to control payroll costs by centrally developing the payroll budget for each store. We do not advertise, relying instead on attractive exterior signs and in-store merchandising and signage in order to attract customers. Our operating profit margin was 8.4% for 1998 and 5.9% for the thirty nine weeks ended September 30, 1999.

Our Growth Strategy

         The following table sets forth information with respect to the growth of our Dollar Express stores operations (Dollars in thousands, except average annual net sales per estimated selling square foot):

                                                                                   Year Ended December 31,
                                                                         --------------------------------------------
                                                                              1996            1997           1998
                                                                         --------------  --------------  ------------
Sales Data:
         Net sales ...................................................      $ 74,125        $ 86,271       $111,618
         Annual net sales growth rate ................................         30.5%           16.4%          29.4%
         Average annual net sales per store (1).......................      $  1,243        $  1,303       $  1,430
         Change in comparable store net sales.........................         10.7%            0.5%           2.8%
         Average annual net sales per estimated selling square foot(1)(2)   $    245        $    232       $    240

Store Data:
         Number of stores at end of year..............................            63              70             82
         Estimated selling square footage at year end (2).............       341,252         406,586        531,263

----------------
(1) Includes data only for stores open for the entire year.
(2) Assumes 85% of total square footage is available as selling square footage.


         We believe that our growth will come from our Dollar Express stores. In order to continue our revenue and income growth for these stores in the future, we intend to pursue the following strategies:

         Continue Opening Large Format Stores in our Current Distribution Radius. Our future growth will primarily result from new store openings. We operate 99 stores within our current 250 mile distribution radius and we believe that we can operate up to 250 stores within this geographic region. By continuing to focus our store openings in the geographic region served by our existing distribution center for the immediate future, we can take advantage of our significant brand awareness and operating experience in the region, as well as management and other operating efficiencies. We plan to open 25 new Dollar Express stores in 2000, and already have signed leases for 15 of these stores. We intend to increase our store count at a rate of approximately 25% per year over the next several years. Although we will concentrate our efforts on our current geographic region, we will also consider developing new markets in contiguous regions, to be serviced by new distribution centers as necessary.

         Support Our Growth with Strong New Store Economics. We have strong new store economics. Our stores opened in 1998 generated an average first year pre-tax cash-on-cash return on investment in excess of 100%, and historically our new stores have become profitable within their first full year of operation. Factors contributing to this success include thoughtful store site selection, efficiency in preparing our store space for use, and the speed with which our stores mature. We believe these strong new store economics will facilitate our continued growth by allowing us to recoup and redeploy the original capital invested in each store.

         Increase Variety and Number of Products Offered. We continuously strive to offer exciting new products at our fixed $1.00 price point. These products include new items within our existing range of product categories, as well as items in categories not previously carried in our stores. We plan to increase the number of consumable and higher margin import items that we offer. Introduction of new products is designed to further increase our ability to attract customers into our stores by generating customer interest throughout the year. It also is expected to increase sales per customer by increasing our customers' length of stay and stimulating impulse purchases.

         Convert Smaller Stores to Larger Stores and Older Stores to Modern Stores. We believe that large format stores are more attractive to customers and therefore are more competitive than smaller stores. We currently have 37 small format stores. We continue to evaluate converting these smaller stores into large format stores on an opportunistic basis. With some of our smaller stores, this can be accomplished by expanding in our current location. Otherwise, we seek to locate suitable large format space targeting the same population as the current location.

         We have also found that stores with modern fixtures generate greater revenue and operating profit than stores with older fixtures. Approximately 25 of our stores continue to use their original fixtures. We will seek to replace these fixtures with modern shelving, slat walls and adjustable displays. These modern display units allow us the flexibility to display a larger selection of certain items, and to rearrange merchandise to prominently display our featured products. We intend to complete this process by the end of 2001. In all of our stores, we continuously improve our fixtures as appropriate in order to enhance our customers' shopping experience.

         Acquisitions. Although we have no short-term plans regarding potential acquisitions, we intend to consider potential acquisitions as we continuously evaluate our position within our industry. We may in the future acquire complementary businesses that can be integrated into our business operations, ranging in size from small businesses with only a few stores to larger chains with many stores.

Dollar Express Stores Concept

         Store Design

         We have established a style and look to our stores that we believe to be more upscale than that of other retailers in our segment of the discount retail industry. Our stores are attractively designed, use bright colors and uniform decorative signs, and are well-lit and efficiently organized. Our large format stores also have wide aisles and shopping carts to increase our customers' shopping comfort. We also offer supermarket style checkout areas for our customers' convenience.

         Our merchandise is organized according to a plan-o-gram, which prescribes a uniform layout for the strategic grouping and placement of categories of merchandise within our stores. For instance, seasonal and name brand merchandise is featured prominently at the front of our stores to attract customers into our stores and to create impulse purchases. The large format of most of our stores allows us to feature items in multiple locations within the store and in mass displays, which provides the customer with additional opportunities to see and buy these products. Complementary products are displayed together to encourage our customers to purchase related accessories. The plan-o-gram is changed at least seven times a year to correspond with each of our seasonal programs. The following is a sample plan-o-gram for our prototype store:

                     [Floor Plan of Prototype Store Layout]

         We use a variety of merchandising fixtures, including slat walls, bins and shelving, and platform and adjustable displays, which allow us the flexibility to present a large selection of different items, and rearrange merchandise to prominently display our featured products. Before and after hours stocking of the stores helps ensure that our displays are always well stocked, and also assists in maintaining our stores' clean, neat appearance.

         Our stores are also designed to be customer friendly. Because speed of checkout is a priority and because of our continuously changing merchandise mix, we do not have a point of sale system for tracking sales of individual items of merchandise. We have designed our stores with a supermarket style, centralized check-out area at the front of the store. This design, together with our fixed $1.00 price point, ensures efficient processing of sales and minimizes the time customers wait to complete purchases. Our stores accept most major credit cards and some debit cards, but do not accept personal checks.

         We believe this shopping environment appeals across demographic categories and provides our customers with an exciting and enjoyable shopping experience that encourages longer stays, increases purchases and results in repeat visits.

         Products

         Our stores offer quality, regularly available products in a wide range of categories, as well as a frequently changing mix of seasonal and closeout products. We utilize color and fashion in the design and packaging of our products. Our attractive and varied product mix, together with our fixed $1.00 price point, are intended to create a "treasure hunt" experience for our customers.

         During the thirty nine weeks ended September 30, 1999, sales in our Dollar Express stores (based on shipments from our distribution center) were broken down by category as follows:


                                                            Percent of
                      Category                                 Sales
-----------------------------------------------------      -------------

Food and Other Consumables...........................           25%
Seasonal and Holiday Goods...........................           18%
Housewares, Glassware and Kitchen Items..............           13%
Giftware.............................................           12%
Health and Beauty Care Items.........................           10%
Other General Merchandise ...........................           10%
Toys and Baby Items..................................            6%
Cleaning Supplies....................................            6%
                                                           -------------
          Total......................................          100%
                                                           -------------

         Our wide variety of regularly available products allows our customers to shop in our stores for their everyday needs. These products consist of both branded and private label items. Although particular items and brands offered at any time will vary, we offer nationallyrecognized, brand-name products from manufacturers or suppliers including:

o Alberto Culver               o Heinz                      o M&M/MARS
o Campbell Soup                o Helene Curtis              o Nabisco
o Coca-Cola                    o Hershey Foods              o Nestle
o Colgate-Palmolive            o Hormel Foods               o Panasonic
o Dial                         o Kraft                      o Procter & Gamble
o Fisher-Price                 o Lever Brothers             o Rubbermaid
o General Mills                o Lipton                     o Wm. Wrigley Jr.

         We also offer private label products that we believe are comparable in quality to national name brand products. Many of our imported products are packaged under our label "Today's Home." We believe these products are reminiscent of those carried by higher price specialty retailers. Our private label also enables us to maintain tighter control over the look, quality and availability of this merchandise.

         The changing portion of our product mix is primarily composed of seasonal and closeout merchandise. Our seasonal programs are built around the following seven themes:

         o Valentine's Day and St. Patrick's Day
         o Easter
         o Spring and Summer
         o Graduation
         o Back-to-school
         o Halloween and Thanksgiving
         o Christmas and New Years

Holiday themes feature products such as Halloween candy, Easter gifts, and Christmas ornaments. Seasonal themes feature products such as outdoor tableware and cookware for summer, supplies for back-to-school, and gardening tools for the spring. Closeout merchandise varies constantly depending upon availability, and typically falls within our existing product categories.

         Purchasing

         In order to be successful in selling products at our fixed $1.00 price point, we must control merchandise costs. Our experienced buyers, established reputation with our suppliers, import purchasing program, and purchasing power each allow us to control our merchandise costs by enabling us to purchase products at favorable prices. Our principal buyers average more than 25 years experience with us and have the authority to make immediate buying decisions, enabling them to move quickly to purchase attractive products at favorable prices.

         We purchase merchandise from over 700 vendors annually, buying both directly from manufacturers and indirectly from trading companies and brokers. No vendor accounted for more than 6% of total merchandise purchased in any of the last three years. We are constantly seeking new vendors in order to encourage price competition, vary our product mix, and maintain high levels of value.

         During the thirty nine weeks ended September 30, 1999, approximately 64% of the merchandise we purchased consisted of regularly available consumer goods purchased domestically, approximately 18% consisted of imported private label and seasonal goods, and approximately 18% consisted of closeout items. Regardless of the source, our buying decisions focus on items that can be sold profitably at our fixed $1.00 price point and that we consider to be of real value to our customers. We believe that this focus allows us to maintain gross margins and inventory turnover rates that are not depressed by unsaleable merchandise.

         Our domestically sourced, regularly available merchandise is purchased directly from domestic suppliers, although some of these products are imported by these suppliers. Our imported merchandise is purchased directly from foreign manufacturers or from commissioned trading companies. These trading companies assist us in dealing with the actual vendors and in providing local market knowledge and expertise. We believe that the products purchased through any one of these companies could be obtained through others. Our principal foreign suppliers are located in China, although we also import products from Hong Kong, Taiwan and other countries. The pricing of and payment for imported products are conducted in U.S. currency.

         Closeout merchandise is typically available due to the need of manufacturers, wholesalers and others to distribute merchandise outside their normal channels. It also becomes available as a result of the discontinuance of merchandise due to style or color changes, the cancellation of orders placed by other retailers, or the termination of business by a manufacturer or wholesaler. Although closeout merchandise is important to our merchandising strategy, we limit the closeout portion of our merchandise mix. We believe depending too much on closeout items would force us to purchase merchandise lots containing both undesirable and obsolete products.

         We deal with our suppliers principally on an order-by-order basis. Although we have no long-term purchase contracts or other contractual assurance of continued supply or pricing, we have been purchasing from many of our suppliers for more than 15 years. We believe that our strong relationships with these suppliers will enable us to continue to receive a supply of attractive, high-quality merchandise suited to our fixed $1.00 price point in sufficient quantities to meet our future growth plans.

         Store Operations

         Our stores are generally open from 9:00 a.m. to 9:00 p.m. from Monday through Saturday, and from 10:00 a.m. to 5:00 p.m. on Sundays. Store hours are extended during holiday seasons. Each store is managed by a store manager and up to two assistant managers, and typically has between 12 and 20 full- time and/or part-time sales associates, depending upon sales volume and store size. Staffing may also vary based on seasonal needs.

         Store managers are responsible for merchandise presentation, hiring and labor scheduling, customer service, store maintenance, inventory management and in-store security. Store managers track inventory at the store level and place re-orders utilizing our computerized merchandise ordering system. Store managers and assistant managers are compensated with a base salary and a performance award that is based on on-going store inspections and individual store goals. Our store managers are supervised by 15 district managers who are, in turn, overseen by three regional managers. We believe that this organizational structure will facilitate our expansion program while maintaining the uniformity and consistency in our stores that our customers have come to expect. We also believe that we have a high employee retention rate.

         We recruit district and store managers from a variety of sources, including traditional employment advertising, placement agencies, Internet job postings, employee referrals and promotions. Prior to assuming full responsibility for a store, newly hired managers complete a store operations training program and work in another store directly with an experienced manager and our Director of Manager Training. Newly hired district managers train with experienced regional and district managers. Their training focuses on manager supervision, as well as on how to effectively disseminate and enforce store operating policies.

         As part of our regular system of financial controls, we have an experienced security department devoted to minimizing employee theft and shoplifting. We also use an independent security firm to supplement our in-house security measures.

         Site Selection and Store Locations

         We maintain a disciplined and creative approach to site selection, in which we seek to locate high-volume, high-visibility locations while at the same time minimize rent expense. Our stores are typically located in small strip shopping centers as well as large strip shopping centers anchored by other large format retailers and mass merchandisers. We also seek free-standing locations. We believe that these locations require lower rental payments and generate higher operating margins than stores located in enclosed shopping malls, and therefore we do not open stores in enclosed malls. Of our 99 stores operating as of December 15, 1999, 84 were located in strip centers, eight were located on major streets in traditional shopping locations and seven were located in free-standing locations.

         We have developed procedures for adapting our merchandising and store design concepts to non-traditional spaces, such as irregularly shaped spaces and spaces of varying size. We have found that often we can obtain these spaces for significantly less rent than is typically being paid by the other retailers in stores adjacent to ours.

         We focus our site selection efforts on locating sites suitable for our large format stores, which we consider to be stores with more than 8,000 square feet. The average square footage of our newly opened stores was 10,400 in 1998 and 11,200 for the first nine months of 1999. Our current "prototype" store is a large format store of 9,000 to 11,000 square feet, and we successfully operate stores as large as approximately 16,000 square feet.

         Our stores have been successful in a variety of locations, from small towns to major metropolitan and suburban markets. Ideally, we seek to locate in middle and higher income markets with a demographic composition that includes young married couples with children, and older, value-conscious individuals. A summary of our stores by state as of the end of each of the last three years is presented below:

                                                Year Ended December 31,
                                       -----------------------------------------
                                           1996           1997           1998
                                       ------------     ---------     ----------
Pennsylvania.......................         43             46             52
New Jersey.........................         17             19             22
Maryland...........................          -              2              4
Delaware...........................          3              3              4
New York...........................          -              -              -
Virginia...........................          -              -              -
                                       ------------     ---------     ----------
         Total.....................         63             70             82
                                       ------------     ---------     ----------

We opened 18 stores in 1999 and anticipate opening 25 new stores during 2000, all of which will be located within our current distribution radius. We have signed leases for 15 of these planned new stores. We intend to concentrate our new store openings in this geographic area for the foreseeable future.

         We currently lease all of our stores and we expect that our policy of leasing rather than owning will continue. Our leases typically provide for an initial lease term with a number of successive renewal options. This format gives us the flexibility to pursue extension or relocation opportunities that arise from changing market conditions. The following table lists the number of leases for our current locations that will expire during each of the periods listed (assuming the exercise of all options to extend):


                            Expiring in Calendar Year
      ------------------------------------------------------------------
                                                              2004 and
         2000         2001         2002         2003           Beyond
      ----------    ---------    ---------    ---------    -------------
          3             5            3            5              83

         We believe that our long, successful operating history, excellent credit history, strong relationships with substantial real estate developers, and ability to generate substantial customer traffic give us significant bargaining power when negotiating lease terms. As current leases expire, we believe that we will be able to obtain either renewals at present locations or leases for equivalent or better locations in the same target area.

Spain's Cards & Gifts Stores

         We operate 25 Spain's Cards & Gifts Stores, which makes us one of the largest greeting card vendors in the Philadelphia metropolitan area. Spain's sells a major, nationally recognized line of greeting cards under a purchase agreement that extends to 2003. In addition, we carry products sold by most of the leading small greeting card suppliers. Spain's also offers moderately priced, year round and seasonal giftware and related products, fad and novelty products, candy and other consumer goods.

         Spain's stores average 4,000 square feet, and are situated in neighborhood and large strip shopping centers, center city locations, neighborhood street locations and regional malls. Although our Spain's stores share headquarters and warehouse facilities with our Dollar Express stores, our Spain's stores management team is and will continue to be dedicated exclusively to Spain's stores. All of the members of Spain's management team have risen through the ranks from stock positions to executive management. Spain's management team averages over 18 years experience with our Spain's stores.

         We plan to continue operating approximately 25 Spain's stores. We opened one new Spain's store in 1999. We would consider selectively opening additional Spain's stores in the region if appropriate locations were to become available.

Warehousing and Distribution

         Warehousing and distribution are managed centrally from our 200,000 square foot distribution center located in Philadelphia, Pennsylvania adjacent to our 83,000 square foot corporate headquarters and warehouse facility. These facilities provide convenient access to major interstate highways, as well as the ports of Philadelphia, Wilmington and Baltimore. Our warehouse facility primarily supports the Dollar Express stores. The Spain's stores require little warehouse space, as nearly all of the merchandise carried in these stores is shipped directly from the supplier to the individual store locations. We believe that our distribution center has the capacity to service approximately 140 Dollar Express stores, which we expect will be sufficient to serve our needs through the second quarter of 2001. In order to serve our expansion objectives, we intend to replace our distribution center and warehouse with a new, approximately 360,000 square foot facility. This facility will provide us with a significant increase in warehousing and distribution capacity due to both the increase in square footage in this facility and its higher ceilings. We estimate the total cost of this new distribution center to be approximately $20.7 million. We have recently signed an agreement to acquire land located within three miles of our current distribution center on which we will build this facility, which we expect will be operational in the first quarter of 2001. We believe that this new distribution center will be capable of servicing up to 250 stores within a 250 mile radius of the distribution center.

         The bulk of our inventory is shipped directly from suppliers and delivered to our distribution center, where the inventory is processed and then distributed to our stores by our fleet of leased trucks. We can deliver merchandise received at the distribution center to stores by the following day.

         Our stores are supplied with a combination of new and re-ordered merchandise on a regular delivery schedule that varies from two to five times per week, depending on a store's size and inventory turnover. Inventory is managed and distributed to the stores through a "push/pull" inventory management process. Approximately two-thirds of the merchandise in the distribution center is "pushed" by the distribution center to the stores to maintain pre-determined store inventory levels. The remaining one-third is "pulled" into the stores from the distribution center by store managers. Store managers log onto terminals at their stores to re-order merchandise from lists of inventory available at the distribution center.

Information Systems

         Our business is supported by a customized inventory control system processed by an AS/400 computer, and a standard accounting and financial reporting system utilizing a PC-based local area network.

         The inventory control system tracks the full range of buying functions, including purchase orders, purchase history by vendor, category and SKU. The system utilizes radio frequency technology to manage receiving, storing and shipping at our distribution center in a paperless environment. It also supports preallocation by store of merchandise purchases. Our store managers use the inventory control system to place daily orders for product deliveries from our distribution center. Our inventory server polls the stores each night and forwards the orders to the inventory control system, which then allocates the orders according to preprogrammed priorities. Once products are allocated to a store, the system generates an order confirmation, which it electronically transmits to the store so that our store managers will know which products they can expect to be delivered from our distribution center. Because of our continuously changing merchandise mix and other factors, we have determined not to install a point of sale system in our stores. We believe our inventory control system is adequate to support our needs for the foreseeable future.

         Our accounting and financial reporting system allows us to prepare detailed reports to support our operational decisions and our cost control efforts. Although this system supports our current needs, we will be replacing this system with a more integrated, year 2000 compliant accounting system that is expected to be in operation by January 1, 2000. Our payroll is outsourced to a commercial provider of payroll services.

Competition

         The retail industry is highly competitive. Although our Dollar Express stores compete with many mass merchandisers, our primary dollar store competitors are Dollar Tree Stores, Inc. and local dollar store chains. We compete with mass merchandisers and discount retailers primarily on the basis of price. We compete with other dollar stores primarily on the basis of perceived value through a broader, more exciting merchandise mix.

         Spain's competes in a similar environment, although its primary competitors are other card and gift stores. We also experience some competition from on-line greeting card providers. We compete primarily on the basis of our merchandise mix.

         We believe that our Dollar Express stores' fixed $1.00 price point strategy and the low price point of most of our Spain's stores merchandise limit the impact of most mail-order and e-commerce competition due to the high cost of shipping required by those forms of retailing relative to the price of the items ordered.

Intellectual Property Rights

         We are the owners of federally registered service marks, trademarks or pending federal service mark applications for DOLLAR EXPRESS(R), DOLLAR EXPRES$(TM), DOLLAR EXPRES$ EVERYTHING $1.00 and Design(R), Today's Home and Design(R). We also occasionally use various other names under which we market products, although we believe that these names are not material to our operations.

Employees

         As of December 15, 1999 we employed approximately 2,500 employees, many of whom were part-time. The number of our part-time employees fluctuates depending on our seasonal needs. We consider our relationship with employees to be good.

         Our 35 truck drivers are unionized. The balance of our work force is not unionized, although a union is currently attempting to unionize our warehouse employees, and may attempt to do so again in the future. The collective bargaining agreement with our union employees expires in February 2002.

Legal Proceedings

         From time to time, we may become a party to litigation arising in the ordinary course of our business. We are not currently a party to any material litigation.

                                   MANAGEMENT

Executive Officers and Directors

         Our executive officers and directors and their ages as of December 15, 1999 are as follows:

                   Name                           Age                                  Position
------------------------------------------     ---------      ----------------------------------------------------------
Bernard Spain ............................        65          Chairman of the Board and Chief Executive
                                                                   Officer
Murray Spain..............................        56          President, Chief Operating Officer and Director
Barry J. Susson...........................        37          Executive Vice President and Chief Financial
                                                                   Officer
James Misterman...........................        45          Executive Vice President - Purchasing, Dollar
                                                                   Express Operations
Vincent J. Navitsky.......................        41          Executive Vice President - Purchasing and
                                                                   Merchandising
Howard B. Savage..........................        44          Executive Vice President - Construction and
                                                                   Corporate Operations
David Folkman.............................        49          Executive Vice President - Store Operations
Harvey Goldberg...........................        56          Director
David M. Mussafer.........................        36          Director
William C. Woo............................        33          Director
David A. Cohen(1).........................        59          Director

----------------
(1) Mr. Cohen has been nominated and has consented to become a director following the completion of this offering.

    Bernard Spain is our co-founder and has been our Chief Executive Officer since our inception in 1959. Mr. Spain is primarily responsible for monitoring and directing the overall operations of our business. Mr. Spain received his Bachelor of Science degree from Temple University and is a certified public accountant. Mr. Spain is Murray Spain's brother.

    Murray Spain is our co-founder and has been our President and Chief Operating Officer since our inception in 1959. Mr. Spain is primarily responsible for directing the day to day operations of our business, with particular attention paid to retail operations, buying and supplier relations. Mr. Spain received his Bachelor of Science degree from Temple University.

    Barry J. Susson joined us in 1998 as our Executive Vice President and Chief Financial Officer. Prior to joining us, Mr. Susson was at Ernst & Young LLP for 14 years serving in various capacities, with his last position being Senior Manager. Mr. Susson received his Bachelor of Science degree from The Pennsylvania State University and is a certified public accountant.

    James Misterman has been our Executive Vice President - Purchasing, Dollar Express Operations since 1992. Mr. Misterman joined us in 1969 as a stock person and since then has held various position of increasing responsibility. Prior to his current position, he was our Vice President and Head Buyer. Mr. Misterman received his Bachelor of Science degree from LaSalle University.

    Vincent J. Navitsky has been our Executive Vice President - Purchasing and Merchandising since 1992. Mr. Navitsky joined us in 1976 as a stock person and since then has held various position of increasing responsibility. Prior to his current position, he was our Vice President and Buyer. Mr. Navitsky received his Bachelor of Science degree from Temple University.

    Howard B. Savage has been our Executive Vice President - Construction and Corporate Operations since 1992. Mr. Savage joined us in 1970 as a stock person and since then has held various positions of increasing responsibility. Prior to his current position, he was our Vice President - Corporate Operations. Mr. Savage received his Bachelor of Science degree from Temple University.

    David Folkman has been our Executive Vice President - Store Operations since 1992. Mr. Folkman joined us in 1966 as a stock person and since then has held various positions of increasing responsibility. Prior to his current position, he was our Vice President - Human Resources. Mr. Folkman received his Bachelor of Science degree from Temple University.

    Harvey Goldberg has been a director since February 1999. Mr. Goldberg is presently the President and Chief Executive Officer of Narricot Industries, Inc., a manufacturer of industrial textiles. Mr. Goldberg received his Bachelor of Science degree and Masters of Business Administration from Temple University.

    David M. Mussafer has been a director since February 1999. Mr. Mussafer is a Managing Director of Advent International Corporation, a private equity investment firm. Mr. Mussafer has held that position since 1997. Mr. Mussafer joined Advent in 1991 and since then has held various positions of increasing responsibility. Mr. Mussafer also serves on the board of directors of each of Kirkland, Inc., Contact East, Inc., Managed Health Care Associates Incorporated and O-Cedar Holdings, Inc. Mr. Mussafer received his Bachelor of Science degree from Tulane University and a Masters of Business Administration from the Wharton School of the University of Pennsylvania.

    William C. Woo has been a director since February 1999. Mr. Woo is a Principal of Advent International Corporation, a private equity investment firm. Mr. Woo has held that position since 1996. Prior to 1996, Mr. Woo was an investment manager with Advent. Mr. Woo also serves on the board of directors of each of CountryBanc Holding Company and Maurice Corp. Mr. Woo received his Bachelor of Arts degree from Columbia University and a Masters of Business Administration from the Wharton School of the University of Pennsylvania.

    David A. Cohen has been nominated and has consented to become a director upon completion of this offering. Mr. Cohen is the Chairman of the Board and Chief Executive Officer of MedQuist Inc., a medical transcription firm. Mr. Cohen has been Chairman of the Board of MedQuist since July 1996 and Chief Executive Officer since November 1995. Prior to 1995, Mr. Cohen was President of Transcription, Ltd., a subsidiary of MedQuist. Mr. Cohen received his Bachelor of Science degree from Temple University.

    Messrs. Mussafer and Woo were appointed to our board in connection with our recapitalization. See "Certain Relationships and Related Transactions -- The Recapitalization."

Classified Board of Directors

     Upon completion of this offering, our board will consist of six directors. In accordance with the terms of our charter and bylaws, each of which will become effective upon the completion of this offering, our board of directors will be divided into three classes that will serve staggered three-year terms, as follows:


                                      Initial
             Class                   Expiration                  Member
   -------------------------      ----------------       -----------------
   Class I                              2001             Messrs.
   Class II                             2002             Messrs.
   Class III                            2003             Messrs.

At each annual meeting of shareholders after the initial classification, directors will be elected to serve from the time of election and qualification until the third annual meeting following the election or special meeting held in lieu of the annual meeting.

         Our bylaws will provide that the authorized number of directors may be changed by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of deterring or delaying any attempt by any group to obtain control of us by a proxy contest. See "Description of Capital Stock - Anti-Takeover Effects of Provisions of Our Charter, Our Bylaws and Pennsylvania Law."

Board Committees

         Our board of directors has established a compensation committee, and prior to or immediately after the closing of this offering, our board will establish an audit committee.

         The compensation committee consists of Harvey Goldberg and David Mussafer. Neither of the members of the compensation committee is one of our officers or employees. The compensation committee reviews and makes recommendations to the board regarding the compensation to be provided to our executive officers. The compensation committee also administers our bonus and other incentive arrangements, including the grant of stock options under our 1999 Stock Option Plan.

         The audit committee will consist of Harvey Goldberg and David Cohen. The audit committee will make recommendations to the board regarding the selection of independent public accountants, review the results and scope of the audit and other services provided by our independent public accountants, and review and evaluate our control functions.

         The board of directors does not have a nominating committee. The selection of nominees for the board will be made by the entire board. The board may from time to time establish other committees to facilitate our management.

Compensation Committee Interlocks and Insider Participation

         Prior to November 1999, our board of directors did not have a compensation committee, and all compensation decisions relating to our executive officers were made by the full board of directors, which in 1998 consisted of Bernard Spain and Murray Spain. Since November 1999, a compensation committee has made all compensation decisions regarding our executive officers. Each member of the compensation committee is a member of the board of directors and is not an employee. None of our directors or executive officers serves as a member of the compensation committee or other board committee performing equivalent functions of any other company whose directors or executive officers serve on our compensation committee.

Director Compensation

         While no director currently receives cash compensation for services performed in his capacity as director, following the consummation of this offering, _________. Directors receive reimbursement of out-of-pocket expenses incurred in connection with attending meetings or attending to other company business. Each director is eligible to receive discretionary stock option grants under our 1999 Stock Option Plan. The term and vesting of options awarded to directors are determined by the compensation committee or, in the case of outside directors, the full board of directors at the time of grant.

         The following table shows annual and long-term compensation information for our Chief Executive Officer and the next five highest paid executive officers for services rendered in all capacities during 1998.

                           Summary Compensation Table

                                                                                               Long-Term
                                                                                             Compensation
                                                              Annual Compensation               Awards
                                                          ---------------------------     -------------------
                                                                                              Securities            All Other
                                                            Salary           Bonus            Underlying           Compensation
      Name and Principal Position             Year            ($)             ($)             Options (#)              ($)
---------------------------------------     ---------     -----------     -----------     -------------------    ----------------
Bernard Spain .........................       1998            270,000         100,000             --                2,613 (1)
      Chief Executive Officer
Murray Spain ..........................       1998            270,000         100,000             --                3,565 (2)
      President and Chief Operating Officer

James Misterman........................       1998            129,116          27,500             --                1,940 (3)
      Executive Vice President -
      Purchasing, Dollar Express
      Operations
Vincent J. Navitsky ...................       1998            129,116          27,500             --                1,963 (4)
      Executive Vice President - Purchasing
      and Merchandising
Howard B. Savage ......................       1998            129,116          27,500             --                1,966 (5)
      Executive Vice President -
      Construction and Corporate
      Operations
David Folkman .........................       1998            129,116          27,500             --                1,940 (6)
      Executive Vice President -
      Store Operations

---------------------------

(1) Represents premiums of $1,625 paid by us for group term life insurance and a matching contribution by us of $988 to our 401(k) savings plan.

(2) Represents premiums of $1,625 paid by us for group term life insurance and a matching contribution by us of $1,940 to our 401(k) savings plan.

(3) Represents premiums of $810 paid by us for group term life insurance and a matching contribution by us of $1,130 to our 401(k) savings plan.

(4) Represents premiums of $810 paid by us for group term life insurance and a matching contribution by us of $1,153 to our 401(k) savings plan.

(5) Represents premiums of $810 paid by us for group term life insurance and a matching contribution by us of $1,156 to our 401(k) savings plan.

(6) Represents premiums of $810 paid by us for group term life insurance and a matching contribution by us of $1,130 to our 401(k) savings plan.

Stock Option Information

         We did not grant stock options to any of the executive officers named in the Summary Compensation Table during fiscal year 1998. Pursuant to our 1999 Stock Option Plan, on February 5, 1999, Messrs. Folkman, Navitsky, Misterman and Savage each received options to purchase 40,000 shares of common stock on a pre-split basis. These options have an exercise price of $9.63 per share on a pre-split basis and vest in four equal installments, on August 5, 1999, February 5, 2000, February 5, 2001, and February 5, 2002.

Employment Agreements

         On February 5, 1999, we entered into four-year employment agreements with Bernard Spain, our Chief Executive Officer, and Murray Spain, our President and Chief Operating Officer. Each of these employment agreements provides for annual compensation of $325,000, and a maximum annual bonus of $75,000. The annual compensation amount may be increased by our board of directors after January 1, 2001. The employment agreements also contain non-competition covenants, non-solicitation covenants and confidentiality provisions. The non-competition covenants restrict each of them from competing, directly or indirectly, with us in the large format dollar store or traditional card and gift shops business until February 2006 in any geographic areas where we do business.

         On March 1, 1999, we entered into one-year employment agreements with James Misterman, Vincent J. Navitsky, Howard B. Savage and David Folkman. Each of these employment agreements provides for annual compensation of $134,000, subject to increase as of January 1, 2000, as determined by the board. In addition, each executive officer is entitled to receive an annual bonus in an amount determined by the board based on our actual performance as compared to the approved budget. The employment agreements also contain non-competition covenants, non-solicitation covenants and confidentiality provisions. The non-competition covenants restrict each of them from competing, directly or indirectly, with us in the large format dollar store or traditional card and gift shops business until March 2002 in any geographic areas where we do business.

Employee Benefit Plans

         1999 Stock Option Plan. We adopted our 1999 Stock Option Plan at the closing of our recapitalization and amended it on _______. This plan is intended to enable us to provide certain directors, officers, key employees and consultants with incentives to maximize shareholder value, and to attract and retain quality candidates for positions of substantial responsibility.

         This plan provides for the grant of incentive stock options and non-qualified stock options and is administered by our board of directors or a subcommittee of our board of directors. The persons receiving grants of options under the plans, the number of shares subject to those options, and the exercise price, vesting conditions and other terms of those options are determined by our board of directors or its subcommittee.

         Options granted under this plan may not be transferred, except by will or inheritance, and will expire no later than 10 years following their date of grant. The plan itself will terminate on February 4, 2009. Shares of common stock subject to an exercisable option may be purchased by the option holder upon payment of the option exercise price in cash or, at the discretion of our board of directors or its subcommittee, upon delivery of shares of common stock with a fair market value equal to the option exercise price.

         Upon the occurrence of certain corporate transactions, this plan provides that our board of directors or its subcommittee may, at its discretion, accelerate the vesting of outstanding options, exchange outstanding options for new options to purchase shares of any successor company, or cancel outstanding options in exchange for a payment of the option "spread" (the difference between the option exercise price and the then fair market value of the stock subject to the option). The offering described in this prospectus will not trigger this discretionary right of our board of directors or its subcommittee.

         A total of ________ shares of common stock have been authorized for issuance under this plan. In addition, we expect to grant to employees, as of the date of this prospectus, options to purchase an aggregate of _______ shares of common stock under this plan at an exercise price equal to the initial public offering price per share. Executive officers who will receive option grants as of the date of this prospectus, include: Mr. Misterman (_____ shares); Mr. Navitsky (______ shares); Mr. Savage (______ shares); Mr. Folkman (______ shares); and Mr. Susson (______ shares).

         401K Plan. On May 1, 1998, we established the Dollar Express, Inc. 401(k) and Retirement Plan, a defined contribution profit sharing plan containing elective deferral and employer matching components. This plan is intended to satisfy the requirements of Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code. All our employees who are at least 21 years old and who have completed one year of service are eligible to participate in this plan. An eligible employee may begin participation in this plan on the first day of the calendar quarter following the quarter in which he or she satisfies the above-stated age and service conditions.

         A participating employee may elect to defer up to 15% of his or her compensation under this plan, subject to certain legal limits. Employee contributions and the investment earnings thereon are fully vested at all times. For each $1.00 deferred under this plan by a participating employee up to 6% of his or her compensation, we make a matching contribution of $0.25 to that participating employee's plan account. Matching contribution expense was $42,375 for 1998. This plan also permits us to make discretionary profit sharing contributions to be allocated among eligible employees based on the proportion that each such employee's compensation bears to that of all other eligible employees. Matching contributions, profit sharing contributions and earnings thereon vest ratably over six years (or, if sooner, upon attainment of age 65). We did not make a profit sharing contribution to this plan in fiscal 1998.

         All of this plan's assets are invested in a group annuity contract and mutual funds. Each participant is entitled to direct the investment of all amounts allocated to his or her plan account. A participant is entitled to a distribution of his or her plan account upon the earliest of death, disability, separation from service or attainment of age 59 1/2. Such distributions are made in the form of either a single lump sum or installment payments. In addition, this plan permits hardship distributions and participant loans.

Limitation of Liability of Directors and Indemnification of Directors and Officers

         Our charter provides that none of our directors will be personally liable to us or our shareholders for monetary damages for any action taken or failure to take any action, unless:

         o such director has breached or failed to perform the duties of his or her office under Pennsylvania law; and
         o the breach or failure to perform constitutes willful misconduct or recklessness.

         In addition, our bylaws provide that we will indemnify our directors and officers against any liability incurred in connection with any proceeding in which the director or officer may be involved as a party or otherwise by reason of the fact that such director or officer is or was serving as our director, officer or employee or, at our request, as a director, officer, partner, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, unless the act or failure to act giving rise to the claim for indemnification is finally determined by a court to have constituted willful misconduct or recklessness or to have been based upon or attributable to the receipt by any director or officer from us of a personal benefit to which such director or officer is not legally entitled. Our bylaws also provide that we may advance expenses to any director or officer upon our receipt of an undertaking by the director or officer to repay those amounts if it is finally determined that he or she is not entitled to indemnification.

         We maintain directors and officers' liability insurance to provide directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. At present, there is no pending litigation or proceeding, and we are not aware of any threatened litigation or proceeding, involving any director, officer, employee or agent where indemnification will be required or permitted under our bylaws.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Recapitalization

         Recapitalization and Securities Acquisition

         On February 5, 1999 we were recapitalized. In our recapitalization, Bernard Spain and Murray Spain (the "Spain brothers") contributed to us all of the stock of Dollar Express Stores, Inc. (the "Operating Company") in exchange for an aggregate of 6,470,000 shares of our common stock, on a pre-split basis, and the Operating Company became our wholly-owned subsidiary.

         In connection with our recapitalization, on February 5, 1999 we sold the following persons (the "Investors") 3,530,000 shares of our Series A convertible preferred stock and warrants to purchase 416,667 shares of our common stock, on a pre-split basis, for $35.0 million, as described below:

                                                                               # of Shares of Series A
                                                           Purchase Price       Convertible Preferred
                      Investor                             (in thousands)               Stock               # of Warrants
----------------------------------------------------     ------------------    ------------------------    ----------------
Global Private Equity III Limited Partnership.......          $28,210                 2,845,180                 335,833
Advent PGGM Global Limited Partnership..............            4,323                   435,990                  51,463
Advent Partners GPE III Limited Partnership.........              426                    42,960                   5,071
Advent Partners Limited Partnership.................              185                    18,674                   2,204
Advent Partners (NA) GPE III Limited Partnership....              126                    12,708                   1,500
Guayacan Private Equity Fund Limited Partnership....            1,000                   100,852                  11,904
Dollar Express Investment, LLC......................              730                    73,636                   8,692
                                                         ------------------    ------------------------    ----------------
         Total......................................          $35,000                 3,530,000                 416,667
                                                         ------------------    ------------------------    ----------------

         In connection with this sale of securities, we appointed to our board two directors selected by the Investors and agreed that as long as the Series A convertible preferred stock was outstanding, the holders of this preferred stock have the right to maintain two directors on our board. Upon the closing of this offering, the outstanding shares of Series A convertible preferred stock will convert into shares of our common stock. As a result, this right will terminate. In addition, the warrants we sold to the Investors will be canceled upon the closing of this offering.

         On January 1, 1999, prior to our recapitalization, the Operating Company paid a dividend of approximately $59.5 million to the Spain brothers. This dividend was funded through the issuance of notes that were satisfied with the proceeds received from the Investors and the credit facilities discussed below.

         Credit Facilities

         On February 5, 1999, we entered into a $20.0 million revolving credit facility and a $20.0 million term loan facility with a syndicate of senior lenders. We drew down the entire term loan facility and $7.2 million under the revolving credit facility and used the proceeds from these facilities as follows:

         o we loaned $20.0 million to the Operating Company to satisfy in part the notes that the Operating Company issued as a dividend paid to the Spain brothers;

         o we repaid our existing indebtedness for borrowed money (approximately $4.0 million at the time); and

         o we paid costs associated with our recapitalization.

         Investors Rights

         In connection with our recapitalization, we entered into an investors rights agreement with the Investors and the Spain brothers. Upon the consummation of this offering, the agreement's provisions giving the Investors the right to nominate two directors for election to the boards of directors of each of our subsidiaries will terminate.

         However, the preemptive rights we granted to the Investors will remain in effect following the consummation of this offering. These preemptive rights require us to offer the Investors the opportunity to purchase securities that we desire to offer prior to our issuing the securities to someone else. The Investors' preemptive rights do not apply to shares we issued upon the exercise of stock options or warrants, or to our sale of securities pursuant to a registered public offering.

         In addition, rights of first refusal and co-sale rights, which the Spain brothers granted to the Investors, will also remain in effect following the consummation of this offering. These rights of first refusal require the Spain brothers to first offer to the Investors the opportunity to purchase any of their shares that either or both of the Spain brothers desire to sell to any third party prior to their selling these shares to someone else. The co-sale rights permit the Investors to sell a portion of their shares to any third party purchasing shares from the Spain brothers. The Investors' rights of first refusal and co-sale rights, however, would not apply in cases where the Spain brothers intend to transfer their securities to a trust, family member or spouse, to sell their securities pursuant to an effective registration statement under the Securities Act, or where the sale of securities is exempt from registration under Rule 144.

         Registration Rights

         In connection with our recapitalization, we entered into a registration rights agreement with the Spain brothers and the Investors. Pursuant to that agreement, we granted to the Investors and the Spain brothers certain "demand" and "piggy-back" registration rights. See "Description of Capital Stock -- Registration Rights."

Leases

         Headquarters Lease

         We currently lease our corporate headquarters from an entity that is wholly-owned by the Spain brothers. This lease provides for an annual rental of $403,749. The lease is year to year, and provides that either party to the lease may terminate it upon 60 days written notice prior to the end of the term. While we believe that the terms of the lease are fair to us, its terms were not negotiated on an arms-length basis. Accordingly, there can be no assurance that the terms of the lease are as favorable to us as those that we could have obtained from an independent third party.

         Store Leases

         We currently lease 10 of our 124 stores from entities that are wholly-owned by the Spain brothers and/or their immediate families. Aggregate annual rent for all 10 stores is $814,260. Nine of these store leases are on a year to year basis and are terminable by the landlord upon 60 days written notice prior to the end of the term. The lease for one of the 10 stores expires on June 30, 2004 and provides for four 5-year renewal options. While we believe that the terms of the leases are fair to us, their terms were not negotiated on an arms-length basis. Accordingly, there can be no assurance that the terms of the leases are as favorable to us as those that we could have obtained from an independent third party.

                       PRINCIPAL AND SELLING SHAREHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of our common stock by:

         o each of our named executive officers;
         o each of our directors;
         o each selling shareholder;
         o all of our directors and executive officers as a group; and
         o each other person known to us to own beneficially more than 5% of our outstanding shares.

         As of December 15, 1999 there were 10,000,000 shares of our common stock outstanding, after giving effect to the conversion of all of our shares of Series A convertible preferred stock into common stock on a one for one basis and before giving effect to the _____ for one split of our common stock that will occur immediately before this offering. The table assumes that this conversion has occurred.

         To calculate a shareholder's percentage of beneficial ownership, we have included in the numerator and denominator those shares underlying options that the shareholder is considered to beneficially own. A person has beneficial ownership of shares if he has the power to vote or dispose of the shares. This power can be exclusive or shared, direct or indirect. In addition, a person is considered by SEC rules to beneficially own shares underlying options that are presently exercisable or will become exercisable within 60 days. Shares underlying options held by other shareholders, however, are disregarded in this calculation. Therefore, the denominators used in calculating beneficial ownership among our shareholders differ.


                                                           Shares                    Shares                  Shares
                                                        Beneficially               to be Sold             Beneficially
                                                       Owned Prior to                  in                  Owned After
                                                          Offering                  Offering              Offering (1)
                                               ------------------------------    --------------    ---------------------------
                   Name                           Number           Percent           Number           Number         Percent
-------------------------------------------    -------------     ------------    --------------    ------------    -----------
Executive Officers and Directors:
Bernard Spain..............................      2,859,743          28.6%
Murray Spain (2)...........................      3,215,078          32.2%
James Misterman (3)........................         20,000           *
Vincent J. Navitsky (4)....................         20,000           *
Howard B. Savage (5).......................         20,000           *
David Folkman (6)..........................         20,000           *
Harvey Goldberg............................             --           *
David M. Mussafer (7)......................      3,355,512          33.6%
William C. Woo ............................             --           *
David A. Cohen (8).........................             --           *
Executive officers and directors as a
  group (10 persons) (9)  .................      6,164,821          61.1%

Other Shareholders:
Advent International Corporation
  (7) (10).................................      3,355,512          33.6%


                                                           Shares                    Shares                  Shares
                                                        Beneficially               to be Sold             Beneficially
                                                       Owned Prior to                  in                  Owned After
                                                          Offering                  Offering              Offering (1)
                                               ------------------------------    --------------    ---------------------------
                   Name                           Number           Percent           Number           Number         Percent
-------------------------------------------    -------------     ------------    --------------    ------------    -----------
Global Private Equity III Limited
  Partnership (10).........................     2,845,180           28.5%

----------------

*     Denotes ownership of less than one percent.
(1) Assumes no exercise of over-allotment option. If the underwriters' over-allotment option is exercised in full, ____________ intends to sell _____ shares of common stock, _____________ intends to sell _____ of common stock, and ____________ intends to sell _____ shares of common stock in the over-allotment option.
(2) Includes 377,143 shares owned by a family limited partnership of which Mr. Spain is a general partner. Mr. Spain disclaims beneficial ownership of such shares.
(3)   Represents 20,000 shares issuable upon exercise of stock options.
(4)   Represents 20,000 shares issuable upon exercise of stock options.
(5)   Represents 20,000 shares issuable upon exercise of stock options.
(6)   Represents 20,000 shares issuable upon exercise of stock options.
(7) All of the shares indicated are held of record by as follows: Global Private Equity III Limited Partnership, 2,845,180; Advent PGGM Global Limited Partnership, 435,990; Advent Partners GPE III Limited Partnership, 42,960; Advent Partners Limited Partnership, 18,674; Advent Partners (NA) GPE III Limited Partnership, 12,708 (collectively, the "Advent Entities"). Advent International Corporation is the general partner of the Advent Entities. Mr. Mussafer is a managing director of Advent International Corporation and may be deemed to beneficially own the shares held of record by the Advent Entities. Mr. Mussafer disclaims beneficial ownership of all shares held by the Advent Entities. Mr. Mussafer's address is 75 State Street, Boston, Massachusetts 02109.
(8) Mr. Cohen has been nominated and has consented to become a director following the completion of this offering.
(9)   Includes 90,000 shares issuable upon exercise of stock options.
(10) Advent International Corporation's and Global Private Equity III Limited Partnership's address is 75 State Street, Boston, Massachusetts 02109.

                          DESCRIPTION OF CAPITAL STOCK

General

         Our authorized capital stock consists of 75,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. Upon completion of this offering, we will have _________ shares of common stock issued and outstanding. No shares of preferred stock will be outstanding.

         The following is qualified in its entirety by reference to our charter and our bylaws, copies of which are included as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Common Stock

         As of December 15, 1999, there were 6,470,000 shares of common stock on a pre-split basis held of record by four shareholders. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders, and do not have cumulative voting rights in the election of directors. Whenever corporate action is to be taken by vote of the shareholders, it becomes authorized upon receiving the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter. Holders of common stock are entitled to receive, as, when and if declared by the board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes subject to any dividend preferences that may be attributable to our outstanding preferred stock.

         Other than the Investors' preemptive rights described under "Certain Relationships and Related Transactions - Investors Rights," no preemptive conversion, redemption or sinking fund provisions apply to our common stock. All outstanding shares of common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution.

Preferred Stock

         As of December 15, 1999, we had 3,530,000 shares of Series A convertible preferred stock outstanding, which were held of record by seven shareholders. Prior to the completion of this offering, all of these shares will be converted into shares of our common stock and we will have no outstanding shares of preferred stock. Our board of directors, without further action by the shareholders, is authorized to issue an aggregate of 25,000,000 shares of preferred stock. We have no plans to issue a new series of preferred stock. Our board of directors may issue preferred stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, which rights and preferences could adversely affect the voting power of the holders of our common stock. An issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring control of us.

Common Stock Warrants

         As of December 15, 1999, we had warrants outstanding to purchase 416,667 shares of our common stock on a pre-split basis, which were held by seven persons. Prior to the completion of this offering, these warrants will terminate and we will have no outstanding warrants to purchase shares of our common stock.

Registration Rights

         In connection with our recapitalization, we entered into a registration rights agreement with the Spain brothers and the Investors. The Investors or the Spain brothers, subject to certain conditions, may each demand, on not more than two occasions, that we file a registration statement under the Securities Act covering the registration of the offer and sale of all or a part of the Investors' or the Spain brothers' common stock. However, the Spain brothers may not make such a demand for registration until such time as the Investors have received gross proceeds in the aggregate of $35.0 million from the registered sale of their common stock.

         In addition, the Investors may demand, but not prior to one year after the effective date of this offering, that we file a registration statement on Form S-3 for the registration of the offer and sale of all or part of the Investors' common stock, provided that we are not required to effect more than one such registration each year. We must offer to register the common stock held by the Investors or the Spain brothers any time we intend to register our common stock for offer and sale on our own account or the account of others. We have agreed to bear all expenses incurred in connection with these registrations, except those expenses incurred by holders of our common stock for underwriting discounts and commissions and certain legal fees of counsel retained by them. We have agreed to use our best efforts to effect any registration subject to certain conditions and limitations.

Anti-Takeover Effects of Provisions of Our Charter, Our Bylaws and Pennsylvania Law

         Charter and Bylaws. The ability of our board of directors to establish the rights of, and to issue, substantial amounts of preferred stock under our charter without the need for shareholder approval may discourage, delay or prevent a change in control. This preferred stock, among other things, may be used to create voting impediments with respect to any changes in control or to dilute the stock ownership of holders of common stock seeking to obtain control.

         Our bylaws will provide that the board of directors will be divided into three classes of directors, with each class constituting approximately one-third of the total number of directors and with each class serving a staggered three-year term. Our bylaws provide that directors may be removed only for cause. Our bylaws will provide that our shareholders may call a special meeting of shareholders only upon the request of shareholders owning at least 50% of our capital stock, and that our shareholders may only take action at a meeting of shareholders or by the unanimous written consent of all of our shareholders in lieu of a meeting. These provisions are intended to:

         o enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors;

         o discourage certain types of transactions that may involve an actual or threatened change of our control;

         o reduce our vulnerability to an unsolicited acquisition proposal; and

         o discourage certain tactics that may be used in proxy fights.

However, these provisions of our bylaws could discourage potential acquisition proposals and could delay, deter or prevent a change in our control by delaying any third party's ability to replace enough members of our board of directors in order to control the board, and by restricting this party's ability to remove members of our board except for cause. In addition, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, these provisions also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

         Pennsylvania Anti-Takeover Law. Pennsylvania law contains a number of statutory "anti-takeover" provisions applicable to us.

         Subchapter F of the Pennsylvania Business Corporation Law prohibits, subject to certain exceptions, a "business combination" with a shareholder or group of shareholders (and certain affiliates and associates of such shareholders) from beneficially owning more than 20% of the voting power of a public corporation (an "interested shareholder") for a five-year period following the date on which the holder became an interested shareholder unless this business combination is approved by our board of directors. This provision may discourage open market purchases of our stock or a non-negotiated tender or exchange offer for our stock and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transaction.

         Under Section 1715 of the Pennsylvania Business Corporation Law, our directors are not required to regard the interests of the shareholders as being dominant or controlling in considering our best interests. The directors may consider, to the extent they deem appropriate, such factors as:

         o the effects of any action upon any group affected by such action, including our shareholders, employees, suppliers, customers and creditors, and communities in which we have stores, offices or other establishments;

         o our short-term and long-term interests, including benefits that may accrue to us from our long-term plans and the possibility that these interests may be best served by our continued independence;

         o the resources, intent and conduct of any person seeking to acquire control of us; and

         o all other pertinent factors.

         Section 1715 further provides that any act of our board of directors, a committee of the board or an individual director relating to or affecting an acquisition or potential or proposed acquisition of control to which a majority of our disinterested directors have assented will be presumed to satisfy the standard of care set forth in the Pennsylvania Business Corporation Law, unless it is proven by clear and convincing evidence that our disinterested directors did not consent to such act in good faith after reasonable investigation. As a result of this and the other provisions of Section 1715, our directors are provided with broad discretion with respect to actions that may be taken in response to acquisitions or proposed acquisitions of corporate control.

         Section 1715 may discourage open market purchases of our common stock or a non-negotiated tender or exchange offer for our common stock and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transaction. As a result, Section 1715 may have a depressive effect on the price of our common stock.

Transfer Agent and Registrar

         The transfer agent and registrar for our common stock is______________.

Listing

         We expect our common stock to be approved for quotation on the Nasdaq National Market, subject to official notice of issuance, under the symbol "DLRX."

                         SHARES ELIGIBLE FOR FUTURE SALE

         Prior to this offering, there has been no public market for our common stock. Based on the number of shares outstanding on ________, 1999, upon completion of this offering we will have outstanding an aggregate of _______ shares of our common stock, excluding any shares issued upon the exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining _______ shares of common stock that are held by existing shareholders will be "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below.

         Shares will be available for sale in the public market as follows:

         o __________ shares of common stock issuable upon exercise of outstanding options will be eligible for sale following the effectiveness of a registration statement on Form S-8 covering the common stock issuable upon exercise of the options, which we expect to file shortly after the completion of this offering, although __________ of those shares are issuable upon the exercise of outstanding options held by our executive officers who have signed a lock-up agreement and, as a result, will not be eligible for sale until the expiration of the lock-up period; and

         o __________ shares of common stock held by the Spain brothers, __________ shares of common stock held by two family limited partnerships, and __________ shares of common stock held by the Investors, will be eligible for sale from time to time after the expiration of the lock-up period subject to the volume and manner-of-sale requirements of Rule 144.

Lock-up Agreements

         Our executive officers, directors and shareholders have entered into lock-up agreements under which they agreed not to transfer or otherwise dispose of, directly or indirectly, without the consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 180 days following the date of this prospectus.

         Transfers or dispositions can be made during the lock-up periods in the case of gifts for estate planning purposes where the donee signs a lock-up agreement.

         The Spain brothers and the Investors have agreed not to demand registration of their common stock for 180 days after the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters. After that period, if the Spain brothers or the Investors cause a large number of shares to be registered and sold into the public market, those sales could have an adverse effect on the market price for the common stock.

         We have agreed not to offer, sell or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock or any rights to acquire our common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, subject to certain limited exceptions. See "Underwriting."

Rule 144

         In general, under Rule 144 as currently in effect, beginning 90 days after the date of this registration statement, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner since they were last held by us or one of our affiliates would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

         o 1% of the number of shares of common stock then outstanding, which will equal approximately _________ shares immediately after this offering; or

         o the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 of the sale with the SEC.

         Sales under Rule 144 are also subject to manner-of-sale provisions and notice requirements, and to the availability of current public information about us.

Rule 144(k)

         Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner since they were last held by us or one of our affiliates, is entitled to sell his or her shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.

Registration Rights

         We entered into a registration rights agreement with the Spain brothers and the Investors pursuant to which we granted to each of them demand and piggy-back registration rights. See "Description of Capital Stock -- Registration Rights."

Stock Options

         As soon as practicable after completion of this offering, we plan to file a registration statement on Form S-8 under the Securities Act covering the _____ shares of common stock reserved for issuance under our stock option plan. As of December 15, 1999, options to purchase __________ shares of common stock were issued and outstanding, __________ of which were vested. In addition, options to purchase _____ shares of common stock will be granted upon the consummation of this offering. Accordingly, shares registered on Form S-8 under the Securities Act will, subject to lock-up agreements, vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale into the public market immediately after such registration statement becomes effective.

Market Price

         We cannot estimate the number of shares that may be sold in the future by our shareholders or the effect that sales of shares by our shareholders will have on the market price of our common stock. Sales of substantial amounts of our common stock, or the prospect of these sales, could have a material adverse effect on the market price of our common stock.

                 MATERIAL U.S. TAX CONSIDERATIONS APPLICABLE TO
                        NON-U.S. HOLDERS OF COMMON STOCK

         The following discussion is a general summary of the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock held by non-U.S. holders. A "non-U.S. holder" means a beneficial owner of common stock who is not a U.S. holder. A U.S. holder means a beneficial owner of common stock who, for U.S. federal income tax purposes, is:

         o        A citizen or individual resident of the United States;

         o A corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof (other than a partnership treated as foreign under U.S. Treasury regulations);

         o An estate whose income is includable in gross income for United States federal income tax purposes regardless of its source; or

         o A trust, if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or the trust has elected to be treated as a U.S.
                  person.

         An individual may, among other ways, be deemed to be a resident of the United States with respect to any calendar year by virtue of being present in the United States on at least 31 days in such calendar year and for an aggregate of at least 183 days during the current calendar year and the two preceding calendar years (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year).

         This summary is included for general information and is based upon the U.S. federal tax laws (including U.S. Treasury regulations and administrative and judicial interpretations) now in effect, which are subject to change, possibly retroactively, which could affect the continued validity of this summary. The tax treatment of the holders of common stock may vary depending on their particular situation, and this summary does not address specific facts and circumstances that may be relevant to a particular holder's tax position. U.S. holders acquiring common stock are subject to rules different from those discussed below. In addition, certain holders (including insurance companies, tax-exempt organizations, financial institutions, traders in securities, subsequent purchasers of our common stock, U.S. expatriates and broker-dealers) may be subject to special rules not discussed below. The discussion also does not consider the tax consequences for any person who is a shareholder, partner or beneficiary of a holder of the common stock. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. In general, this discussion assumes that a non-U.S. holder holds our common stock as a capital asset and not as part of a "hedge," "straddle," "conversion transaction," "synthetic security" or other integrated investment. Prospective investors are urged to consult their tax advisors regarding the U.S. federal tax consequences of acquiring, holding and disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

Dividends

         As described above, we do not expect to pay any dividends on our common stock for the foreseeable future. In the event we pay dividends, except as described below, we will have to withhold from dividends paid to a non-U.S. holder a U.S. withholding tax at a rate of 30%, or a lower rate under a relevant income tax treaty, of the gross amount of the dividends. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

         Prior to January 1, 2001, for purposes of determining whether tax is to be withheld at the 30% rate or at a reduced treaty rate, we will ordinarily presume that dividends paid to an address in a foreign country are paid to a resident of such country, absent knowledge to the contrary. Under U.S. Treasury regulations effective for payments after December 31, 2000, non-U.S. holders will be required to satisfy applicable certification requirements in order for us to withhold tax at a reduced treaty rate. These regulations also contain special rules regarding treaty benefits available for payments made to some intermediary or disregarded entities.

         Except to the extent otherwise provided under an applicable income tax treaty, dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates, and are not generally subject to withholding, if the holder complies with applicable certification and disclosure requirements. Any such effectively connected dividends received by a foreign corporation may also, under some circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

         A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

         o The gain is effectively connected with a trade or business of the non-U.S. holder in the United States, or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States (in which cases the non-U.S. holder will be subject to tax on the gain at the rates and in the manner applicable to United States persons and, if the holder is a foreign corporation, the branch profits tax described above may also apply),

         o The non-U.S. holder is an individual who holds the common stock as a capital asset, is present in the United States for 183 or more days in the taxable year of the disposition and either the income from the disposition is attributable to an office or other fixed place of business maintained by the holder in the United States or where the holder has a "tax home" in the United States and certain other requirements are met, or

         o We are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition and the period that the common stock was held by the non-U.S. holder.

         The tax with respect to stock in a United States real property holding corporation does not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constitute 5% or less of our common stock, provided that the common stock is regularly traded on an established securities market. In general, we will be treated as a United States real property holding corporation if the fair market value of our U.S. real property interests equals or exceeds 50% of the total fair market value of our U.S. and non-U.S. real property interests and our other assets used or held for use in a trade or business. We believe that we currently are not, and we do not anticipate becoming, a United States real property holding corporation.

Federal Estate Taxes

         Common stock owned or treated as owned by a non-U.S. holder at the time of death, or common stock of which the non-U.S. holder made certain lifetime transfers, will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

United States Information Reporting Requirements and Backup Withholding Tax -- Dividends

         We must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether any tax was actually withheld. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement.

         United States backup withholding (which generally is a withholding tax imposed at the rate of 31% on some payments to persons that fail to furnish information under the United States information reporting requirements) and additional information reporting generally will not apply to dividends paid on common stock before January 1, 2001 that are either:

         o Subject to withholding at the 30% rate (or at a reduced rate under an applicable income tax treaty); or

         o        Paid to an address outside the United States.

         Dividends paid after December 31, 2000 generally will be subject to backup withholding at a 31% rate unless the non-U.S. holder certifies its status as a non-U.S. holder in accordance with applicable Treasury regulations or is a corporation or other exempt recipient.

         Payment to or through a United States office of a broker of the proceeds of a disposition of common stock is generally subject to both backup withholding and information reporting unless either:

         o The non-U.S. holder is a corporation or other exempt recipient; or

         o The non-U.S. holder certifies its status as a non-U.S. holder in accordance with applicable Treasury regulations,

provided, however, the broker does not have actual knowledge that the holder is a U.S. holder or that the conditions of any other exemption are not, in fact, satisfied.

United States Information Reporting and Back-up Withholding -- Disposition of Common Stock

         Payment of the proceeds of a disposition of common stock to or through a foreign office of a foreign broker will not be subject to backup withholding or information reporting unless the foreign broker is a "U.S.-related person." After December 31, 2000, backup withholding will apply if information reporting is required. Payments of proceeds from the disposition of common stock to or through a foreign office of a broker that is a U.S. person or a "U.S.-related person" will be subject to information reporting unless the holder certifies its status as a non-U.S. holder in accordance with applicable Treasury regulations or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S.-related person" is:

         o A controlled foreign corporation for U.S. federal income tax purposes;

         o A foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business; or

         o After December 31, 2000, a foreign partnership if, at any time during the taxable year, (A) at least 50% of the capital or profits interest of the foreign partnership is owned by U.S. persons, or (B) the foreign partnership is engaged in a U.S. trade or business.

         After December 31, 2000, payments made to or through a qualified foreign intermediary satisfying applicable requirements will not be subject to either backup withholding or information reporting.

         Prospective investors should consult with their own tax advisors regarding these rules, and in particular with respect to whether the use of a particular broker would subject the investor to information reporting and backup withholding.

         Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund of or a credit to a non-U.S. holder's U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITING
General

        We intend to offer our common stock through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Prudential Securities Incorporated, U.S. Bancorp Piper Jaffray Inc., First Union Securities, Inc. and Legg Mason Wood Walker, Incorporated are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in the purchase agreement among us, the selling shareholders and the underwriters, we and the selling shareholders have agreed to sell to each of the underwriters, and each of the underwriters, severally and not jointly, has agreed to purchase from us and the selling shareholders the number of shares of our common stock set forth opposite its name below.


                                                                   Number of
                    Underwriter                                      Shares
                                                               -----------------

Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated................................
Prudential Securities Incorporated...........................
U.S. Bancorp Piper Jaffray, Inc..............................
First Union Securities, Inc..................................
Legg Mason Wood Walker, Incorporated.........................
                                                               -----------------
                 Total
                                                               =================


        In the purchase agreement, the several underwriters have agreed, subject to the terms and conditions set forth in that agreement, to purchase all of the shares of common stock being sold under the terms of the purchase agreement if any of the shares of common stock being sold under the purchase agreement are purchased. In the event of a default by an underwriter, the purchase agreement provides that, in some circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated.

        We have agreed, as have the selling shareholders, to indemnify the underwriters against some liabilities, including some liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The shares of common stock are being offered by the several underwriters, subject to prior sales, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

Commissions and Discounts

        The representatives have advised us and the selling shareholders that they propose initially to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain dealers at such price less a concession not in excess of $________ per share of common stock. The underwriters may allow, and such dealers may reallow, a discount not in excess of $_________ per share of common stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may change.

        The following table shows the per share and total public offering price, the underwriting discount to be paid by us and the selling shareholders to the underwriters and the proceeds before expenses to us and the selling shareholders. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                  Per Share            Without Option         With Option
                                                              ------------------     ------------------     ---------------
Public offering price ..................................              $                      $                     $
Underwriting discount ..................................              $                      $                     $
Proceeds, before expenses, to Dollar Express ...........              $                      $                     $
Proceeds to the selling shareholders....................              $                      $                     $

         The expenses of the offering, exclusive of the underwriting discount, are estimated at $________ and are payable by us.

Over-allotment Option

         The selling shareholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of ________ additional shares of our common stock sold in this offering at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option from time to time solely to cover over-allotments, if any, made on the sale of our common stock offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to such underwriter's initial amount reflected in the foregoing table.

Reserved Shares

         At our request, the underwriters have reserved for sale at the initial public offering price up to ________ of the shares of our common stock offered hereby to be sold to some of our directors, officers, employees, distributors, dealers, business associates and related persons. The number of shares of our common stock available for sale to the general public will be reduced to the extent that those persons purchase the reserved shares. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

         We and our executive officers and directors and all of our shareholders have agreed, with certain exceptions, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters for a period of 180 days after the date of this prospectus, not to directly or indirectly:

         o offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file or cause or request us to file a registration statement under the Securities Act with respect to the foregoing; or

         o enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

Quotation on the Nasdaq National Market

         We expect our common stock to be approved for quotation on the Nasdaq National Market, subject to official notice of issuance, under the symbol "DLRX."

Initial Public Offering Price

         Before this offering, no public market has existed for our common stock. The initial public offering price will be determined through negotiations among us, the selling shareholders and the representatives. The factors considered in determining the initial public offering price of our common stock, in addition to prevailing market conditions, are:

         o the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

         o        certain of our financial information;

         o the history of, and the prospects for, our company and the industry in which we compete;

         o        an assessment of our management;

         o        our past and present operations;

         o        the prospects for, and timing of, our future revenue;

         o        the present state of our development;

         o the percentage interest of Dollar Express being sold as compared to the valuation for the entire company; and

         o the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

         There can be no assurance that an active trading market will develop for our common stock or that our common stock will trade in the public market subsequent to the offering at or above the initial public offering price.

         The underwriters have advised us that they do not expect sales to accounts over which the underwriters exercise discretionary authority to exceed five percent of the total number of shares of our common stock offered by them.

Qualified Independent Underwriter

           We will use part of the proceeds of the offering to repay our debt. Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering as an underwriter or selling group member, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8). This rule requires that the public offering price of an equity security be no higher than the price recommended by a qualified independent underwriter that has participated in the preparation of the registration statement and performed its usual standard of due diligence. Merrill Lynch, Pierce, Fenner & Smith Incorporated has agreed to act as qualified independent underwriter with respect to the offering. The price of the common stock will be no higher than the price recommended by Merrill Lynch.

Price Stabilization, Short Positions and Penalty Bids

         Until the distribution of our common stock is completed, rules of the SEC may limit the ability of the underwriters and selling group members to bid for and purchase our common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

         If the underwriters create a short position in our common stock in connection with the offering, that is, if they sell more shares of common stock than are set forth on the cover page of this prospectus, the representatives may reduce that short position by purchasing our common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

         The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares of our common stock in the open market to reduce the underwriters' short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of this offering.

         In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages resales of our common stock.

         Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

Passive Market Making

         In connection with the offering, underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock hereunder.

Other Relationships

         Legg Mason Wood Walker Incorporated acted as placement agent in connection with our private placement in February 1999 of 3,530,000 shares of our Series A convertible preferred stock and warrants to purchase 416,667 shares of our common stock in return for an aggregate of $35.0 million, for which it received customary fees.

         First Union Securities Inc. is a lender under, and the administrative agent of, our credit agreement.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for us and for the selling shareholders by Pepper Hamilton LLP. Some legal matters related to this offering will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), which will rely on Pepper Hamilton LLP for purposes of Pennsylvania law.

                                     EXPERTS

         The consolidated financial statements of Dollar Express Stores, Inc. as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this prospectus and in the registration statement, of which this prospectus forms a part, have been audited by Grant Thornton LLP, independent certified public accountants, whose report thereon appears herein and in the registration statement. Such financial statements are included in reliance upon the report of Grant Thornton LLP, given upon the authority of such firm as experts in accounting and auditing.

                         CHANGE IN PRINCIPAL ACCOUNTANTS

         In August 1999 our board of directors elected to engage Ernst & Young LLP to audit our consolidated financial statements for the year ending December 30, 1999 and, accordingly, effective August 1999 the engagement of Grant Thornton LLP as our independent accounting firm was discontinued. The report of Grant Thornton LLP on the financial statements of Dollar Express Stores, Inc. as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. In our opinion, there did not occur, during the year ended December 31, 1998 or any subsequent interim period prior to August 1999, any "reportable events" between us and Grant Thornton LLP within the meaning of Item 304(a)(l)(v) of Regulation S-K promulgated by the Commission. In addition, during the years ended December 31, 1997 and 1998 and during any subsequent interim period prior to August 1999, there were no disagreements between us and Grant Thornton LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

         We have received a letter from Grant Thorton LLP stating that it agrees with the statements made by us in the first paragraph of this "Change in Principal Accountants" section.

         During the years ended December 31, 1997 and 1998, Ernst & Young LLP was not consulted by us on the application of accounting principles to a specified transaction, either completed or proposed, or on the type of audit opinion that might be rendered on our financial statements.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form S-l under the Securities Act with respect to the common stock offered in this offering. This prospectus, which is part of the registration statement, does not contain all the information set forth in the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document filed with the registration statement as exhibits are necessarily summaries of such documents, and are qualified in their entirety by reference to the copy of the applicable document filed as an exhibit to the registration statement. For further information about us and the securities offered in this offering, reference is made to the registration statement and to the financial statements, schedules and exhibits filed as a part of the registration statement.

         Upon completion of the offering, we will be subject to the information requirements of the Securities Exchange Act of 1934, and, in accordance therewith, we will file reports and other information with the SEC. The registration statement, the exhibits and schedules forming a part of the registration statement and the reports and other information filed by us with the SEC in accordance with the Exchange Act may be inspected without charge at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials may also be obtained from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Web site at http://www.sec.gov that contains reports, proxy statements and other information.

                          INDEX TO FINANCIAL STATEMENTS

         Through December 1998, all of the outstanding stock of Dollar Express Stores, Inc. was held by Bernard Spain and Murray Spain. Financial statements as of and for periods ended prior to January 1999 are those of Dollar Express Stores, Inc.

         In January 1999, Bernard Spain and Murray Spain contributed all of the outstanding stock of Dollar Express Stores, Inc. to Dollar Express, Inc., a newly created holding company formed to hold all of the stock of Dollar Express Stores, Inc. The condensed consolidated financial statements for periods ending subsequent to January 1999 are those of Dollar Express, Inc., including its subsidiary, Dollar Express Stores, Inc.

Audited Annual Financial Statements:

Report of Independent Certified Public Accountants..............................................................F-2

Balance Sheets..................................................................................................F-3

Statements of Operations........................................................................................F-4

Statements of Changes in Shareholders' Equity...................................................................F-5

Statements of Cash Flows........................................................................................F-6

Notes to Financial Statements...................................................................................F-7

Unaudited Interim Condensed Consolidated Financial Statements:

Unaudited Condensed Consolidated Balance Sheets................................................................F-18

Unaudited Condensed Consolidated Statements of Operations......................................................F-19

Unaudited Condensed Consolidated Statements of Cash Flows......................................................F-21

Notes to Unaudited Interim Condensed Consolidated Financial Statements.........................................F-22

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Shareholders
Dollar Express Stores, Inc.

         We have audited the accompanying balance sheets of Dollar Express Stores, Inc. (formerly Dollar Express, Inc. and Spain's Inc.) as of December 31, 1997 and 1998, and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dollar Express Stores, Inc. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/  Grant Thornton LLP

Philadelphia, Pennsylvania
December 14, 1999

                           DOLLAR EXPRESS STORES, INC.
                                 BALANCE SHEETS
                        (In thousands, except share data)


                                                                                                   December 31,
                                                                                               --------------------
                                                                                                 1997       1998
                                                                                               ---------  ---------
ASSETS
Current assets
      Cash and cash equivalents......................................................          $   1,274   $ 10,070
      Merchandise inventories........................................................             12,233     12,013
      Prepaid expenses and other current assets......................................                204        481
                                                                                               ---------  ---------
         Total current assets........................................................             13,711     22,564

Property and equipment, net..........................................................              7,252      8,958

Other assets.........................................................................                620         59
                                                                                               ---------  ---------
         Total assets................................................................           $ 21,583   $ 31,581
                                                                                               =========  =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
      Current portion of long-term debt..............................................          $     256  $     123
      Line of credit.................................................................                 --      4,000
      Accounts payable...............................................................              6,644      6,962
      Accrued expenses and other liabilities.........................................              1,488      2,806
                                                                                               ---------  ---------
         Total current liabilities...................................................              8,388     13,891

Long-term debt, less current portion.................................................              1,200        210

Deferred credits.....................................................................              2,272      1,893

Shareholders' equity
      Common stock, $0.01 par value - authorized,
         75,000,000 shares; issued and outstanding,
         6,470,000 shares in 1997 and 1998...........................................                 65         65
      Additional paid-in capital.....................................................              2,465      2,465
      Retained earnings..............................................................              7,193     13,057
                                                                                               ---------  ---------

         Total shareholders' equity..................................................              9,723     15,587
                                                                                               ---------  ---------
         Total liabilities and shareholders' equity..................................           $ 21,583   $ 31,581
                                                                                                ========   ========



                             See accompanying notes.

                           DOLLAR EXPRESS STORES, INC.
                            STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)


                                                                                   Years ended December 31,
                                                                             -----------------------------------
                                                                                1996        1997        1998
                                                                             ----------- ----------- -----------
Net sales.................................................................    $   88,362  $  103,030  $  130,802
Cost of sales, including warehousing, distribution and store
    occupancy costs.......................................................        65,745      77,314      92,307
                                                                              ----------  ----------  ----------
      Gross profit........................................................        22,617      25,716      38,495
Operating and administrative expenses.....................................        18,338      21,020      27,546
                                                                              ----------  ----------  ----------
      Operating profit....................................................         4,279       4,696      10,949
Interest expense, net.....................................................           156         277         283
Other income, net.........................................................           136         258         187
                                                                              ---------- -----------  ----------
      Income before income taxes..........................................         4,259       4,677      10,853
Income taxes..............................................................            35          28          50
                                                                              ----------  ----------  ----------
Net income................................................................    $     4,224 $    4,649  $   10,803
                                                                              =========== ==========  ==========

Net income per common share:
      Basic...............................................................    $     0.65  $     0.72  $     1.67
                                                                              ==========  ==========  ==========
      Diluted.............................................................    $     0.65  $     0.72  $     1.67
                                                                              ==========  ==========  ==========
Weighted average number of common shares and common share equivalents outstanding:
      Basic...............................................................         6,470       6,470       6,470
                                                                              ==========  ==========  ==========
      Diluted.............................................................         6,470       6,470       6,470
                                                                              ==========  ==========  ==========

Pro Forma Information (Unaudited):
Historical income before income taxes.....................................    $    4,259  $    4,677  $   10,853
Pro forma provision for income taxes......................................         1,704       1,871       4,341
                                                                              ----------  ----------  ----------
Pro forma net income......................................................    $    2,555  $    2,806  $    6,512
                                                                              ==========  ==========  ==========
Pro forma net income per common share:
      Basic...............................................................    $     0.39  $     0.43  $     1.01
                                                                              ==========  ==========  ==========
      Diluted.............................................................    $     0.39  $     0.43  $     1.01
                                                                              ==========  ==========  ==========


                             See accompanying notes.

                           DOLLAR EXPRESS STORES, INC.
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 1996, 1997 and 1998
                                 (In thousands)




                                                 Common stock         Additional
                                            -----------------------    paid-in       Retained
                                              Shares      Amount       capital       earnings          Total
                                            ----------- -----------  ------------  -------------   -------------
Balance at January 1, 1996...............         6,470 $        65  $      2,465  $       5,421   $       7,951
      Net income.........................            --          --            --          4,224           4,224
      Shareholders' distributions........            --          --            --         (3,595)         (3,595)
                                            ----------- -----------  ------------  -------------   -------------
Balance at December 31, 1996.............         6,470          65         2,465          6,050           8,580
      Net income.........................            --          --            --          4,649           4,649
      Shareholders' distributions........            --          --            --         (3,506)         (3,506)
                                            ----------- -----------  ------------  -------------   -------------
Balance at December 31, 1997.............         6,470          65         2,465          7,193           9,723
      Net income.........................            --          --            --         10,803          10,803
      Shareholders' distributions........            --          --            --         (4,939)         (4,939)
                                            ----------- -----------  ------------  -------------   -------------
Balance at December 31, 1998.............         6,470 $        65  $      2,465  $      13,057   $      15,587
                                            =========== ===========  ============  =============   =============








                             See accompanying notes.

                           DOLLAR EXPRESS STORES, INC.
                            STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                  Year ended December 31,
                                                                               ------------------------------
                                                                                 1996       1997      1998
                                                                               ---------  --------- ---------
OPERATING ACTIVITIES:
 Net income.................................................................   $   4,224  $   4,649  $ 10,803
  Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization........................................       1,110      1,494     1,945
       Accretion of deferred revenue and volume rebate......................        (193)      (686)     (407)
       Volume rebate received...............................................          --         --     1,000
  (Increase) decrease in assets:
       Merchandise inventories..............................................      (3,541)      (469)      220
       Prepaid expenses and other current assets............................         237          1      (277)
       Other assets.........................................................         (78)        56        18
  Increase in liabilities:
       Accounts payable and accrued expenses and other liabilities..........       1,711        514     1,207
       Deferred revenue.....................................................       2,000         --        --
                                                                               ---------  --------- ---------

Net cash provided by operating activities...................................       5,470      5,559    14,509
                                                                               ---------  --------- ---------

INVESTING ACTIVITIES:
  Purchase of property and equipment........................................      (2,412)    (3,366)   (3,651)
                                                                               ---------  --------- ---------

Net cash used in investing activities.......................................      (2,412)    (3,366)   (3,651)
                                                                               ---------  --------- ---------

FINANCING ACTIVITIES:
  Principal payments on long-term debt and capital lease obligation.........         (10)       (62)   (2,123)
  Proceeds from issuance of long-term debt..................................          --      1,350     1,000
  Shareholders' distributions...............................................      (3,595)    (3,506)   (4,939)
  Net proceeds from line of credit..........................................          --         --     4,000
                                                                               ---------  --------- ---------

Net cash used in financing activities.......................................      (3,605)    (2,218)   (2,062)
                                                                               ---------  --------- ---------

Net (decrease) increase in cash and cash equivalents........................        (547)       (25)    8,796
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............................       1,846      1,299     1,274
                                                                               ---------  --------- ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................................    $  1,299   $  1,274   $10,070
                                                                               =========  ========= =========

Supplemental disclosure of cash flow information:
Cash paid during the year for:
  Interest..................................................................   $     165  $     282 $     291
                                                                               =========  ========= =========
  Income taxes..............................................................   $      13  $      64 $      17
                                                                               =========  ========= =========
Noncash investing and financing activity:
  Capital lease obligation incurred.........................................   $      --  $     149 $      --
                                                                               =========  ========= =========


                             See accompanying notes.

                           DOLLAR EXPRESS STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                        December 31, 1996, 1997 and 1998

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Dollar Express Stores, Inc. (the "Company") is a leading operator of fixed $1.00 price point stores in the United States. These stores offer customers a wide assortment of regularly available merchandise, such as housewares, food and other consumable items, giftware, health and beauty care items and toys. The Company supplements this merchandise with ever-changing seasonal and first quality closeout offerings. The Company also operates Spain's Cards & Gifts Stores, which is one of the largest specialty greeting card vendors in the Philadelphia metropolitan area.

         All of the Company's Dollar Express and Spain's stores, as well as its corporate headquarters and distribution facility, are located in the Mid-Atlantic region of the United States. The Company is not dependent on any one supplier. In August 1998, the Company changed its name to Dollar Express, Inc. from Spain's Inc. In December 1999, the Board of Directors of the Company approved the change of its name to Dollar Express Stores, Inc.

Use of Estimates

         The preparation of the financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions. These estimates and assumptions, which may differ from actual results, will affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

         Cash and cash equivalents include all highly liquid, short-term investments with a maturity, at purchase, of three months or less.

Merchandise Inventories

         Merchandise inventories are stated at the lower of cost or market using the retail inventory method for the stores' inventory and the average cost method for warehouse inventory.

Property and Equipment

         Property and equipment are recorded at cost, and depreciation and amortization are provided using the straight-line method over the lesser of the useful lives of the related assets or the terms of the related leases.

         Effective January 1, 1999, the Company changed its method for depreciating property and equipment from accelerated methods used in previous periods to the straight-line method. The Company believes that the straight-line method more appropriately reflects the timing of the economic benefits to be received from these assets. This change also makes the Company's depreciation policy more comparable to those used within its industry. The retroactive application of the new method resulted in a cumulative adjustment of $1.3 million. In accordance with Accounting Principles Board Opinion No. 20, "Accounting Changes," prior period financial statements have been restated to account for this change.

                           DOLLAR EXPRESS STORES, INC.
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 1996, 1997 and 1998


The effect of the change for the years ended December 31, 1996, 1997, and 1998 was to increase income before income taxes by $184,000, $271,000, and $304,000, respectively. Retained earnings as of January 1, 1996, was restated by $567,000, to reflect the effect of the change through December 31, 1995.

Cost of Sales

         The Company includes the cost of merchandise, warehousing, distribution and store occupancy costs in cost of sales.

Impairment of Long-Lived Assets

         In the event that facts and circumstances indicate that the carrying value of long-lived assets such as property, plant and equipment may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

Store Opening Costs

         The costs of opening new stores are expensed as incurred.

Earnings Per Common Share

         Basic earnings per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per common share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. The Company has issued no options or other common stock equivalents that would have caused the basic and diluted shares numbers to be different.

         All references to common shares and per common share, except for the references to authorized common shares and the stock options discussed in Note 6 in the financial statements, have been restated to give effect to the Recapitalization described in Note 8.

Deferred Rent

         Certain of the Company's store leases contain periodic escalation clauses. The Company expenses rent on a straight-line basis over the life of the lease. During the initial years of a store lease, cash payments are typically less than the straight-line expense. The differential is included in accrued expenses and other liabilities in the accompanying balance sheets.

                           DOLLAR EXPRESS STORES, INC.
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 1996, 1997 and 1998


Income Taxes

         For each of the years shown in these financial statements, the Company elected to be taxed pursuant to Subchapter S of the Internal Revenue Code. Accordingly, federal and state income taxes or credits accrued personally to the shareholders, with the exception of taxes paid on New Jersey source income, which were paid at the corporate level.

Pro Forma Adjustments

         The Company had, until the Recapitalization described in Note 8, elected to be treated as an S corporation for federal and state income tax purposes. On February 5, 1999, the Company's tax status changed from an S corporation to a C corporation. The pro forma financial information shows the historical financial statements as if the Company had been taxed as a C corporation during 1996, 1997 and 1998, assuming a 40% effective corporate tax rate.

Concentration of Credit Risk

         The Company maintains its cash accounts at several financial institutions. These accounts are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Reclassifications

         Certain reclassifications have been made to the 1996 and 1997 financial statements to conform to the 1998 presentation.

NOTE 2.  PROPERTY AND EQUIPMENT, NET

         Property and equipment consists of the following (Dollars in thousands):

                                                                             Estimated       December 31,
                                                                            useful lives --------------------
                                                                             (in years)     1997      1998
                                                                            ------------ --------- ----------
Furniture and fixtures......................................................   3 to 5     $ 11,549  $  13,727
Leasehold improvements......................................................  7 to 10        4,023      5,076
Transportation equipment....................................................   3 to 5           35         35
Computer equipment..........................................................   3 to 5        1,205      1,540
                                                                                         --------- ----------
                                                                                            16,812     20,378
Less accumulated depreciation and amortization..............................                 9,560     11,420
                                                                                         --------- ----------
Property and equipment, net.................................................             $   7,252 $    8,958
                                                                                         ========= ==========

Depreciation and amortization amounted to $1.1 million, $1.5 million and $1.9 million for the years ended December 31, 1996, 1997 and 1998, respectively.

                           DOLLAR EXPRESS STORES, INC.
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 1996, 1997 and 1998


NOTE 3.  REVOLVING CREDIT AND LONG-TERM DEBT

Revolving Credit Agreement

         In June 1997, the Company entered into a revolving credit agreement with a bank. At December 31, 1998, the facility had a borrowing limit of $7.5 million. Interest is charged at the bank's prime or the London Inter-Bank offered rate plus 1.1%, and is payable monthly. As of December 31, 1998, $4.0 million was outstanding. The interest rate at December 31, 1998 was 6.56%.

         At December 31, 1998, the Company had 12 standby letters of credit outstanding, aggregating $300,000, with various expiration dates extending through November 30, 1999. These obligations are unsecured.

Long-Term Debt

         Long-term debt consists of the following (In thousands):

                                                                                 December 31,
                                                                            ----------------------
                                                                               1997        1998
                                                                            ----------  ----------
Note payable (bank)......................................................... $   1,000  $       --
Note payable (other)........................................................       348         275
Capital lease...............................................................       108          58
                                                                             ---------  ----------
                                                                                 1,456         333
Less current portion........................................................       256         123
                                                                             ---------  ----------
                                                                             $   1,200  $      210
                                                                             =========  ==========

Note payable (bank) -- Unsecured note payable due in monthly installments of principal and interest at 6.82%, totaling $20,000 per month. This was paid off in 1998.

Note payable (other) -- Unsecured note payable with a local governmental agency due in monthly installments of $6,000, maturing in 2000 and bearing interest at 4.25%.

Capital lease -- Obligation under a lease due in monthly installments of $4,000, maturing in 2000 and bearing interest at 4.79%.

         Long-term debt is due as follows (In thousands):

                 Year ending December 31,

                           1999........................................ $   123
                           2000........................................     210
                                                                        -------
                                                                        $   333
                                                                        =======

                           DOLLAR EXPRESS STORES, INC.
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 1996, 1997 and 1998


         Interest expense was $165,000, $282,000 and $291,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

NOTE 4.  COMMITMENTS AND CONTINGENCIES

Lease Obligations

         The Company leases its warehouses, offices, and all of its stores. Substantially all of these leases are non-cancellable. The leases generally expire through 2009 and provide for renewals. The Company is required to pay for taxes, maintenance, and insurance on the leased premises.

         Future annual minimum lease payments under noncancellable operating leases, in effect as of December 31, 1998, are as follows (In thousands):


      1999.......................................         $  9,334
      2000.......................................            8,579
      2001.......................................            7,474
      2002.......................................            6,308
      2003.......................................            4,326
      Thereafter.................................            9,389
                                                          --------
                                                           $45,410
                                                          ========

         Included in the minimum lease payments above are amounts to be paid to related parties as follows: 1999 through 2002 - $1.0 million per year; 2003 - $525,000; and thereafter - $1.0 million.

         Of total rent expense, $641,000, $765,000, and $1.2 million, was paid to related parties in 1996, 1997, and 1998 respectively. No amounts were due to related parties at December 31, 1996, 1997 and 1998.

         The leases extend for varying periods up to 12 years. Rent expense for the years ended December 31, 1996, 1997 and 1998 was $8.0 million, $9.7 million and $11.0 million, respectively. Contingent rentals are applicable principally to retail facilities, and are based on percentages of gross receipts attributable to the related facilities. Contingent rent expense was not significant in 1996, 1997 and 1998.

Purchase Contracts

         In 1996, the Company entered into a purchase agreement with a vendor that extends to 2003. The Company is required to purchase and pay for at least $39.5 million in vendor products whereupon the agreement will terminate. The agreement also entitles the Company to receive volume rebates upon meeting certain net paid cash receipts thresholds, as defined in the agreement.

         These volume rebates are based upon net paid cash receipt levels and decrease incrementally over the life of the agreement. Such rebates are recognized on a straight-line basis over the total net paid receipts. Volume rebates earned in 1996, 1997 and 1998 were $87,000, $456,000 and $255,000, respectively. A $1.0 million volume rebate was paid to us in February 1998.

                           DOLLAR EXPRESS STORES, INC.
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 1996, 1997 and 1998


         The Company also received a $2.0 million payment at the signing of the agreement, which is being amortized over the life of the agreement, based upon total purchases made during the period as a percentage of the total purchase requirement. Total net paid receipts through 1998 approximated $6.5 million. The unamortized portion of this payment, amounting to $1.7 million and $1.5 million at December 31, 1997 and 1998, respectively, is included in deferred credits in the accompanying balance sheet.

NOTE 5.  EMPLOYEE BENEFIT PLAN

         During 1998, the Company established a 401(k) savings plan that covers substantially all employees who meet specified age and service requirements. Under the plan, the Company matches 25% of employee contributions, limited to 6% of a participant's salary. The Company's matching contribution was $42,000 for the year ended December 31, 1998.

NOTE 6.  STOCK OPTIONS

         During 1998, the Company adopted a stock option plan (the "1998 Plan"), which provided for the granting of incentive stock options and nonqualified stock options to employees of the Company. A total of 1,000 shares was authorized to be granted under the 1998 Plan. As of December 31, 1998, no options were granted. The 1998 Plan was terminated and replaced with the option plan discussed in Note 8.

NOTE 7.  SEGMENT REPORTING

         In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). The adoption of SFAS No. 131 has no impact on the Company's results of operations, financial position or cash flows. Its effect is limited to the disclosures contained in the financial statements.

         The Company owns and operates fixed $1.00 price point stores under the name Dollar Express. These stores sell substantially all items for $1.00. Dollar Express' merchandise includes housewares, food and other consumable items, giftware, health and beauty care items and toys. The Company also operates a chain of specialty greeting card stores under the name Spain's Cards & Gifts. These stores carry a national line of greeting cards, as well as products sold by most of the leading small greeting card suppliers. Spain's also offers moderately priced giftware and related products, fad and novelty products, candy and other consumer items.

         The Company has aggregated its operations into these two reportable segments based upon their unique sources of supply, customer base and economic characteristics. Reporting in this format provides

                           DOLLAR EXPRESS STORES, INC.
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 1996, 1997 and 1998


management with the financial information necessary to evaluate the success of the segments and the overall business. The Company evaluates the performance of the segments based on net sales and gross profit, which is determined net of warehousing, distribution and store occupancy costs. Operating and administrative expenses, as well as interest expense and other income, comprise amounts that are not allocated to segments. The principal identifiable asset for each operating segment is inventory. Other assets consist primarily of cash and cash equivalents, and property and equipment. Both the Dollar Express and Spain's segments are highly diversified. No customer or merchandise vendor comprises more than 10% of sales or purchases. The accounting policies of the operating segments are the same as the policies described in Note 1. A summary of the information about the Company's operations by segment is as follows (In thousands):

                                                                    1996        1997        1998
                                                                 ----------  ----------  -----------
Net Sales:
     Dollar Express.............................................. $  74,125   $  86,271   $  111,618
     Spain's.....................................................    14,237      16,759       19,184
                                                                  ---------   ---------   ----------
        Total.................................................... $  88,362   $ 103,030   $  130,802
                                                                  =========   =========   ==========
Gross Profit:
     Dollar Express.............................................. $  20,149   $  21,986   $   32,880
     Spain's.....................................................     2,468       3,730        5,615
                                                                  ---------   ---------   ----------
        Total.................................................... $  22,617   $  25,716   $   38,495
                                                                  =========   =========   ==========
Inventory:
     Dollar Express.............................................. $   8,658   $   8,531   $    8,751
     Spain's.....................................................     3,106       3,702        3,262
                                                                  ---------   ---------   ----------
        Total.................................................... $  11,764   $  12,233   $   12,013
                                                                  =========   =========   ==========

NOTE 8.  SUBSEQUENT EVENTS

Corporate Recapitalization

         On January 1, 1999, the Company declared and paid by means of two promissory notes (the "Promissory Notes") a dividend to the two shareholders of record of its common stock in an amount equal to approximately $59.5 million.

         In February 1999, the Company completed a recapitalization that resulted in changes in its ownership and capital structure (the "Recapitalization"). Dollar Express, Inc., a newly formed entity, authorized the issuance of up to 75,000,000 shares of common stock having a par value of $0.01 per share and also authorized the issuance of up to 25,000,000 shares of preferred stock having a par value of $0.01 per share. The Recapitalization was initially effected by the contribution by the Company's shareholders of all the outstanding common stock of the Company to Dollar Express, Inc. in exchange for 6,470,000 shares of Dollar Express, Inc.'s common stock, which resulted in the Company becoming a wholly-owned subsidiary of Dollar Express, Inc. Additionally, through a private placement, Dollar Express, Inc. sold 3,530,000 shares of newly issued Series A 8.75% cumulative convertible preferred stock with a par value of $0.01 in exchange for $34.0 million. Warrants to purchase 416,667 shares of Dollar Express, Inc. common stock were also issued in exchange for $1.0 million.

                           DOLLAR EXPRESS STORES, INC.
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 1996, 1997 and 1998



         In connection with the Recapitalization, the Company converted from a S to a C corporation.

         In February 1999, Dollar Express, Inc. entered into a five-year credit facility for an aggregate amount of $40.0 million, of which $20.0 million is in the form of a term loan and $20.0 million is a revolving credit facility. At the option of Dollar Express, Inc., interest on the facility is calculated at the lender's base rate plus a margin or LIBOR plus a margin based on a leverage ratio. The margin ranges from 0% to 1% on base rate borrowings and 1.75% to 2.75% on LIBOR borrowings. A portion of the proceeds of the facility, together with funds provided from the aforementioned private placement, were used to satisfy the Promissory Notes, repay the outstanding amount on the line of credit at December 31, 1998 and pay costs associated with the recapitalization.

         The term portion of the credit facility calls for increasing quarterly payments beginning in 2000. Annual maturities are as follows: 2000 -- $2.0 million, 2001 -- $4.0 million, 2002 -- $6.0 million, 2003 -- $8.0 million.

Stock Option Plan

         The Company established the 1999 Stock Option Plan, which reserved 526,316 shares of common stock for future issuance. Under the terms of the plan, option prices are 100% of the fair market value of the shares on the date of option grant. To date, 260,000 options have been granted under the plan.

Pro Forma Statements (Unaudited)

         The following represents the pro forma balance sheet of Dollar Express, Inc. as if the Recapitalization had occurred on December 31, 1998. The pro forma balance sheet has been prepared using the historical financial statements of the Company, and is qualified entirely by reference to, and should be read in conjunction with, such historical financial statements. The pro forma balance sheet is provided for informational and comparative purposes only. The pro forma balance sheet does not purport to be indicative of the financial position of the Company had such transactions in fact occurred on December 31, 1998, or during the periods presented or during any future period.

                           DOLLAR EXPRESS STORES, INC.
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 1996, 1997 and 1998




         The unaudited pro forma balance sheet as of December 31, 1998 is as follows (In thousands):

                                                                                                   Dollar
                                                                   Company                      Express, Inc.
                                                                  historical                      pro forma
                                                                   balance         Pro forma       balance
                                                                    sheet         adjustments       sheet
                                                                --------------   -------------  -------------
ASSETS
Current assets
     Cash and cash equivalents.................................. $   10,070     $ 31,412 (1)      $   5,158
                                                                                  27,200 (2)
                                                                                  (4,000)(3)
                                                                                  (4,524)(4)
                                                                                 (55,000)(4)
     Merchandise inventories....................................     12,013           --             12,013
       Prepaid expenses and other current assets................        481           --                481
                                                                 ----------     --------          ---------
           Total current assets.................................     22,564       (4,912)            17,652
Property and equipment, net.....................................      8,958           --              8,958
Other assets....................................................         59          744 (2)          2,893
                                                                                   2,090 (5)
                                                                 ----------     --------          ---------
           Total assets......................................... $   31,581     $ (2,078)         $  29,503
                                                                 ==========     ========          =========


                           DOLLAR EXPRESS STORES, INC.
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 1996, 1997 and 1998


                                                                                                             Dollar
                                                                            Company                       Express, Inc.
                                                                           historical                       pro forma
                                                                            balance        Pro forma         balance
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)                               sheet        adjustments         sheet
                                                                          ------------   --------------   -------------
Current liabilities
         Current portion of long-term debt................................$      123      $     --         $     123
         Line of credit...................................................     4,000        (4,000)(3)         7,200
                                                                                             7,200 (2)
        Accounts payable..................................................     6,962            --             6,962
        Shareholders' promissory notes....................................        --        59,524 (6)           --
                                                                                           (59,524)(4)
        Accrued expenses and other liabilities............................     2,806            --             2,806
                                                                          ----------      --------         ---------
             Total current liabilities....................................    13,891         3,200            17,091

Long-term debt, less current portion......................................       210        20,000 (2)        20,210

Deferred credits..........................................................     1,893            --             1,893

Common stock warrants.....................................................        --         4,012 (1)         4,012
Redeemable convertible preferred stock....................................        --        28,144 (1)        28,144

Shareholders' equity (deficit)
         Common stock.....................................................        65            --                65
         Additional paid-in capital.......................................     2,465            --             2,465
         Retained earnings (deficit)......................................    13,057       (59,524)(6)       (44,377)
                                                                                             2,090 (5)
                                                                          ----------      --------         ---------
             Total shareholders' equity (deficit).........................    15,587       (57,434)          (41,847)
                                                                          ----------      --------         ---------
             Total liabilities and shareholders' equity (deficit).........$   31,581      $ (2,078)        $  29,503
                                                                          ==========      ========         =========

Notes to the unaudited pro forma balance sheet are as follows:

(1) The issuance of 3,530,000 shares of Series A convertible preferred stock, $0.01 par value, net of discount and warrants to purchase up to 416,667 shares of Dollar Express, Inc.'s common stock, net of offering expenses, related to the issuance of the preferred shares.

(2) Initial borrowings on the $40.0 million credit facility. Of the amount borrowed, $20.0 million was drawn on the term loan and $7.2 million was drawn on the revolving credit facility. Deferred financing costs of $744,000 were incurred in connection with the issuance of the term loan and revolving credit facility. These costs will be amortized over the life of the term loan.

(3) Payoff of the $4.0 million outstanding balance on the Company's previous revolving credit facility.

                           DOLLAR EXPRESS STORES, INC.
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 1996, 1997 and 1998



(4) Payment of promissory notes of $59.5 million issued to pay a dividend to the shareholders of record of the Company.

(5) Deferred tax asset recognized in conjunction with conversion from an S to a C corporation.

(6) Represents the dividend payment to the Company's shareholders of record through the issuance of $59.5 million in promissory notes.

Authorization for Initial Public Offering

         In December 1999, our board of directors authorized Dollar Express, Inc. to file a registration statement with the U.S. Securities and Exchange Commission for an initial public offering of its common stock. If the offering is consummated under the terms presently anticipated, all of the currently outstanding shares of Series A convertible preferred stock will be automatically converted into 3,530,000 shares of common stock and the 416,667 common stock warrants will automatically terminate.

                      DOLLAR EXPRESS, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                            (Unaudited, in thousands)

                                                                                   Dollar Express        Dollar
                                                                                    Stores, Inc.      Express, Inc.
                                                                                  -----------------  ---------------
                                                                                    December 31,      September 30,
                                                                                        1998              1999
                                                                                  -----------------  ---------------
ASSETS
Current assets
     Cash and cash equivalents...............................................     $     10,070         $      2,907
     Merchandise inventories.................................................           12,013               23,768
     Prepaid expenses and other current assets...............................              481                2,437
                                                                                  ------------         ------------
         Total current assets................................................           22,564               29,112

Property and equipment, net..................................................            8,958               11,674

Deferred tax and other assets................................................               59                2,804
                                                                                  ------------         ------------
         Total assets........................................................     $     31,581         $     43,590
                                                                                  ============         ============

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities
     Current portion of long-term debt.......................................     $        123         $      1,623
     Line of credit..........................................................            4,000               15,750
     Accounts payable........................................................            6,962                9,668
     Accrued expenses and other liabilities..................................            2,806                2,718
                                                                                  ------------         ------------
         Total current liabilities...........................................           13,891               29,759

Long-term debt, less current portion.........................................              210               18,621

Deferred credits.............................................................            1,893                2,266
Accrued preferred stock dividends............................................               --                1,933

Common stock warrants........................................................               --                4,294
Redeemable convertible preferred stock.......................................               --               31,295

Common shareholders' equity (deficit)
     Common stock............................................................               65                   65
     Additional paid-in capital..............................................            2,465                2,465
     Retained earnings (deficit) ............................................           13,057              (47,108)
                                                                                  ------------         ------------
         Total common shareholders' equity (deficit) ........................           15,587              (44,578)
                                                                                  ------------         ------------
         Total liabilities and common shareholders' equity (deficit).........     $     31,581         $     43,590
                                                                                  ============         ============


                             See accompanying notes.

                      DOLLAR EXPRESS, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (Unaudited, in thousands, except per share data)

                                                                                      Dollar Express         Dollar
                                                                                       Stores, Inc.       Express, Inc.
                                                                                     -----------------   ---------------
                                                                                        Nine months        Thirty nine
                                                                                           ended           weeks ended
                                                                                       September 30,      September 30,
                                                                                           1998               1999
                                                                                     -----------------   ---------------
Net sales.........................................................................      $    86,290         $   100,438
Cost of sales, including warehousing, distribution and store
  occupancy costs.................................................................           62,199              71,297
                                                                                        -----------         -----------
     Gross profit.................................................................           24,091              29,141
Operating and administrative expenses.............................................           18,747              23,202
                                                                                        -----------         -----------
     Operating profit.............................................................            5,344               5,939
Interest expense, net.............................................................              195               1,640
Accretion of common stock warrants to fair value..................................               --                 282
Other income, net.................................................................              164                  95
                                                                                        -----------         -----------
     Income before income taxes...................................................            5,313               4,112
Income taxes......................................................................               26               1,757
Deferred income tax benefit resulting from
     conversion from S to C corporation...........................................               --              (2,090)
                                                                                        -----------         -----------
Net income........................................................................      $     5,287         $     4,445
                                                                                        ===========         ===========
Less preferred stock dividends and accretion......................................               --               5,084
                                                                                        -----------         -----------
Net income (loss) available to common shareholders................................      $     5,287         $      (639)
                                                                                        ===========         ===========
Net income (loss) per common share:
     Basic........................................................................      $      0.82         $     (0.10)
                                                                                        ===========         ===========
     Diluted......................................................................      $      0.82         $     (0.10)
                                                                                        ===========         ===========
Weighted average number of common shares and common share equivalents outstanding:
     Basic........................................................................            6,470               6,470
                                                                                        ===========         ===========
     Diluted......................................................................            6,470               6,470
                                                                                        ===========         ===========


                      DOLLAR EXPRESS, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (Unaudited, in thousands, except per share data)

                                                                                      Dollar Express         Dollar
                                                                                       Stores, Inc.       Express, Inc.
                                                                                     -----------------   ---------------
                                                                                        Nine months        Thirty nine
                                                                                           ended           weeks ended
                                                                                       September 30,      September 30,
                                                                                           1998               1999
                                                                                     -----------------   ---------------
Pro Forma Information:
Historical income before income taxes.............................................     $      5,313         $    4,112
Pro forma provision for income taxes..............................................            2,125              1,645
                                                                                       ------------         ----------
Pro forma net income..............................................................     $      3,188         $    2,467
                                                                                       ------------         ----------
Pro forma net income (loss) available to common shareholders .....................     $      3,188         $   (2,617)
                                                                                       ------------         ----------
Pro forma net income (loss) per common share:
     Basic........................................................................     $       0.49         $    (0.40)
                                                                                       ------------         ----------
     Diluted......................................................................     $       0.49         $    (0.40)
                                                                                       ------------         ----------

                             See accompanying notes.

                      DOLLAR EXPRESS, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Unaudited, in thousands)

                                                                                            Dollar Express       Dollar
                                                                                             Stores, Inc.    Express, Inc.
                                                                                           ---------------- ----------------
                                                                                             Nine months      Thirty nine
                                                                                                 ended        weeks ended
                                                                                            September 30,    September 30,
                                                                                                 1998             1999
                                                                                           ---------------- ----------------
OPERATING ACTIVITIES:
     Net income..........................................................................    $    5,287       $     4,445
     Adjustments to reconcile net income to net cash provided
         by (used in) operating activities:
         Depreciation and amortization...................................................         1,407             2,048
         Accretion of deferred revenue and volume rebate.................................          (280)             (390)
         Accretion of common stock warrants to fair value................................            --               282
         Volume rebate received..........................................................         1,000                --
         Deferred income taxes ..........................................................            --            (2,090)
     (Increase) decrease in assets:
         Merchandise inventories.........................................................        (6,676)          (11,755)
         Prepaid expenses and other current assets.......................................            92            (1,971)
     Increase (decrease) in liabilities:
         Accounts payable and accrued expenses and other liabilities ....................          (550)            2,949
         Deferred revenue................................................................          (143)              430
                                                                                             ----------       -----------
Net cash provided by (used in) operating activities......................................           137            (6,052)
                                                                                             ----------       -----------
INVESTING ACTIVITIES:
     Purchase of property and equipment..................................................        (2,513)           (4,660)
                                                                                             ----------       -----------
Net cash used in investing activities....................................................        (2,513)           (4,660)
                                                                                             ----------       -----------
FINANCING ACTIVITIES:
     Net borrowings under revolving credit facility .....................................         4,000            11,750
     Proceeds from issuance of long term debt............................................            --            20,000
     Payments on long-term debt and capital lease obligations............................           (94)              (89)
     Issuance of redeemable convertible preferred stock and common stock warrants,
         net of offering expenses........................................................            --            32,156
       Payment of deferred financing costs ..............................................            --              (744)
       Shareholders distributions .......................................................        (1,003)          (59,524)
                                                                                             ----------       -----------
Net cash provided by financing activities................................................         2,903             3,549
                                                                                             ----------       -----------
Net increase (decrease) in cash and cash equivalents.....................................           527            (7,163)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.........................................         1,274            10,070
                                                                                             ----------       -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD...............................................    $    1,801       $     2,907
                                                                                             ==========       ===========
Supplemental disclosure of cash flow information:
Cash paid during the period for:
     Interest ...........................................................................    $      195       $     1,296
                                                                                             ==========       ===========
     Income taxes .......................................................................    $       --       $     2,231
                                                                                             ==========       ===========

                             See accompanying notes.

                     DOLLAR EXPRESS, INC. AND SUBSIDIARIES
                      NOTES TO UNAUDITED INTERIM CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 1998 and 1999

NOTE 1.  BASIS OF PRESENTATION

         Dollar Express, Inc. (the "Company") was incorporated in December 1998 to hold 100% of the outstanding shares of Dollar Express Stores, Inc. and was initially capitalized primarily by issuing its capital stock in exchange for all of the outstanding capital stock of Dollar Express Stores, Inc. The controlling shareholders of the Company and Dollar Express Stores, Inc. were the same before and after the transaction. Therefore, the historical basis of Dollar Express Stores, Inc.'s assets and liabilities is carried over in the accompanying consolidated financial statements. The results of operations of all companies are combined for all periods presented.

         In December 1999, the Board of Directors approved the change of its name from DE&S Holding Co. to Dollar Express, Inc. and changed the name of its operating subsidiary from Dollar Express, Inc. to Dollar Express Stores, Inc.

         The accompanying unaudited condensed consolidated financial statements present the consolidated financial position, results of operations and cash flows of the Company and its wholly-owned subsidiaries as of the dates and for the periods indicated. All intercompany transactions and balances have been eliminated. Effective January 1, 1999, the Company adopted a 52/53 week fiscal year. As such, our fiscal quarters will end on the Thursday closest to each of March 31, June 30 and September 30, and our fiscal year end will be the Thursday closest to December 31.

         The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, this information contains all adjustments, consisting only of normal recurring adjustments, considered necessary to present fairly the financial position of the Company as of September 30, 1999, the results of its operations and its cash flows for the nine months and thirty nine weeks ended September 30, 1998 and 1999, respectively. The results of operations for the thirty nine weeks ended September 30, 1999 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 30, 1999.

         Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted as permitted by the rules and regulations of the Securities and Exchange Commission, although the Company believes the disclosures are adequate to make the information presented not misleading. The accompanying unaudited consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included elsewhere herein.

NOTE 2.  USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3.  CORPORATE RECAPITALIZATION

         On January 1, 1999, Dollar Express Stores, Inc. declared and paid by means of two promissory notes (the "Promissory Notes") a dividend to the two shareholders of record of its common stock in an amount equal to approximately $59.5 million.

                      DOLLAR EXPRESS, INC. AND SUBSIDIARIES
                      NOTES TO UNAUDITED INTERIM CONDENSED
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                           September 30, 1998 and 1999


         In February 1999, Dollar Express Stores, Inc. completed a recapitalization that resulted in changes in its ownership and capital structure (the "Recapitalization"). The Company, a newly formed entity, authorized the issuance of up to 75,000,000 shares of common stock having a par value of $0.01 per share and also authorized the issuance of up to 25,000,000 shares preferred stock having a par value of $0.01 per share. The Recapitalization was initially effected by the contribution by Dollar Express Stores, Inc. shareholders of all outstanding common stock to Dollar Express Stores, Inc. in exchange for 6,470,000 shares of the Company's common stock, which resulted in Dollar Express Stores, Inc. becoming a wholly-owned subsidiary of the Company. Additionally, through a private placement, the Company sold 3,530,000 shares of newly issued Series A 8.75% cumulative convertible preferred stock with a par value of $0.01 in exchange for $34.0 million. Warrants to purchase up to 416,667 shares of the Company's common stock were also issued, in exchange for $1.0 million.

         In connection with the Recapitalization, the Dollar Express Stores, Inc. converted from an S to a C corporation.

         In February 1999, the Company entered into a five-year credit facility for an aggregate amount of $40.0 million, of which $20.0 million is in the form of a term loan and $20.0 million is a revolving credit facility. At the option of the Company, interest on the facility is calculated at the lender's base rate plus a margin or LIBOR plus a margin based on a leverage ratio. The margin ranges from 0% to 1% on base rate borrowings and 1.75% to 2.75% on LIBOR borrowings. A portion on the proceeds of the facility, together with funds provided from the private placement, were used to satisfy the Promissory Notes, repay the outstanding amount on the line of credit at December 31, 1998 and pay costs associated with the Recapitalization.

         The term portion of the facility calls for increasing quarterly payments beginning in 2000. Annual maturities are as follows: 2000 - $2.0 million, 2001 - $4.0 million, 2002 - $6.0 million, 2003 - $8.0 million.

NOTE 4.  REDEEMABLE CONVERTIBLE PREFERRED STOCK

         In connection with the Recapitalization, the Company issued 3,530,000 shares of its Series A 8.75% cumulative convertible preferred stock ("Preferred Stock") with a par value of $0.01 per share. The Preferred Stock ranks senior to all other shares of capital stock. Dividends are payable in arrears on March 31, June 30, September 30 and December 31 of the year in which such dividends accrue, in an amount equal to the stated rate times $34.0 million. All dividend payments are to be made in cash. Dividends for 1999 of $1.9 million have been accrued and are unpaid at September 30, 1999. The payment of these dividends can be deferred for up to 910 days from February 5, 1999, and therefore have been classified as long-term in the accompanying consolidated balance sheet.

         The holders of the Preferred Stock have the right, at any time, to convert any or all shares into shares of common stock on a one-for-one basis. Additionally, all shares of Preferred Stock will be automatically converted into common stock on a one-for-one basis on the date at which a registration statement filed with the Securities and Exchange Commission ("SEC"), in respect of shares of common stock to be sold in a qualified public offering, shall be declared effective by the SEC. Upon conversion, the holders of Preferred Stock shall also be entitled to payment of all accrued and unpaid dividends, if any, so long as a qualified public offering, merger or

                      DOLLAR EXPRESS, INC. AND SUBSIDIARIES
                      NOTES TO UNAUDITED INTERIM CONDENSED
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                           September 30, 1998 and 1999

consolidation or any other recapitalization or other business combination with an unaffiliated entity has not occurred prior to the date which is 910 days after February 5, 1999.

         Each share of Preferred Stock shall have the number of votes equal to the number of shares of common stock into which each share of Preferred Stock is convertible. Additionally, so long as the Preferred Stock is outstanding the Preferred Stock holders have the right to elect two of the current five directors to the Board of Directors of the Company.

         Beginning on the fifth anniversary from February 5, 1999 and continuing until the date at which a registration statement filed with the SEC in respect of shares of common stock to be sold in a qualified public offering, shall be declared effective by the SEC, at the option of the holders of a majority of the outstanding Preferred Stock, such holders may require the Company to redeem, at any time, all, but not less than all, of the Preferred Stock then outstanding. The Company is obligated to pay to the holders of Preferred Stock an amount in cash, in aggregate, equal to the greater of: 1) $34.0 million plus all accrued and unpaid dividends; and 2) the fair market value of shares of Common Stock into which such Preferred Stock would have been convertible, plus all accrued and unpaid dividends.

         In the event of any liquidation of the Company each issued and outstanding share of Preferred Stock will entitle the holder to payment at the rate of approximately $9.63 per share, plus all accrued and unpaid dividends.

NOTE 5.  COMMON STOCK WARRANTS

         In connection with the Recapitalization, the Company issued 416,667 warrants to the holders of Preferred Stock to purchase shares of its Common Stock ("Warrants"), par value $0.01 per share, for cash proceeds of $1.0 million. Beginning on the date that is 910 days after February 5, 1999, and thereafter until expiration, the Warrants may be exercised by the holders to purchase shares of Common Stock. The exercise price is $0.01 per share, of Common Stock.

         The Warrants were issued in conjunction with the Preferred Stock, and as such, in the event the holders of the Preferred Stock exercise their redemption rights, as discussed in Note 4, the Company will be required to also repurchase the Warrants then outstanding. Each Warrant is to be repurchased by the Company in cash equal to the fair market value of shares of Common Stock, less the exercise price for each Warrant, plus an amount up to $2.40 per share, which is dependent on the fair market value of the Common Stock at the date of repurchase.

NOTE 6.  INCOME TAXES

         The Company was taxed as an S corporation for the nine months ended September 30, 1998. Accordingly, federal and state income taxes or credits for that period accrued personally to the shareholders, with the exception of taxes paid on New Jersey source income, which were paid at the corporate level. Concurrent with the Recapitalization (discussed in Note 3.), the Company converted from an S corporation to a C corporation under the Internal Revenue Code. Accordingly, earnings are now taxed at the company level rather than passed through to the Company's shareholders. The Company's effective tax rate for the thirty nine weeks ended September 30, 1999 was 40%. Upon conversion from an S to a C corporation, the Company recognized a deferred income tax benefit of $2.1 million. These financial statements also contain a pro forma calculation of tax expense as if the Company had become a C corporation on January 1, 1998.

                      DOLLAR EXPRESS, INC. AND SUBSIDIARIES
                      NOTES TO UNAUDITED INTERIM CONDENSED
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                           September 30, 1998 and 1999

NOTE 7.  ACCOUNTING CHANGE

         Effective January 1, 1999, the Company changed the depreciable lives of leasehold improvements to more closely reflect their expected remaining lives. Specifically, the depreciable lives were changed to the shorter of the lease term or estimated useful life of the asset, excluding any renewal options on the leases. The effect of the change on the thirty nine weeks ended September 30, 1999 was to decrease net income by $104,000, or $0.02 per common share.

NOTE 8.  EARNINGS (LOSS) PER COMMON SHARE

         The table below sets forth the reconciliation of net income to net income (loss) available to common shareholders (In thousands):


                                                                      Dollar
                                                                   Express, Inc.
                                                                  --------------
                                                                    Thirty nine
                                                                    weeks ended
                                                                   September 30,
                                                                        1999
                                                                   -------------

Net income.........................................................$      4,445
     Dividends on redeemable convertible preferred stock...........      (1,933)
     Accretion of fair market value adjustment on redeemable
        convertible preferred stock................................      (2,391)

     Accretion of discount on redeemable convertible preferred
          stock....................................................        (760)
                                                                   ------------
Net loss available to common shareholders..........................$       (639)
                                                                   ============
Weighted average number of common shares and common
     share equivalents outstanding - basic and diluted.............       6,470
                                                                   ============
Net loss per common share..........................................$      (0.10)
                                                                   ============

         Options to purchase 260,000 shares of common stock, warrants to purchase 416,667 shares of common stock, and 3,530,000 shares of redeemable convertible preferred stock, eligible for conversion into 3,530,000 shares of common stock were outstanding during the 1999 period. These common stock equivalents are not included in the calculation of diluted weighted average number of common shares and common share equivalents outstanding during the 1999 period because their effect would be anti-dilutive.

         All share and per share information for periods prior to 1999 reflect common shares outstanding as if the Recapitalization occurred at the beginning of 1998.

NOTE 9.  SEGMENT INFORMATION

         The Company has two reportable segments -- Dollar Express stores and Spain's Cards & Gifts stores.

                      DOLLAR EXPRESS, INC. AND SUBSIDIARIES
                      NOTES TO UNAUDITED INTERIM CONDENSED
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                           September 30, 1998 and 1999


         The following are the relevant data for the nine months ended September 30, 1998 and the thirty nine weeks ended September 30, 1999 (in thousands):

                                                                             Dollar Express      Dollar Express,
                                                                              Stores, Inc.             Inc.
                                                                            -----------------   ----------------
                                                                               Nine months        Thirty nine
                                                                                  ended           weeks ended
                                                                              September 30,      September 30,
                                                                                  1998                1999
                                                                            -----------------   ----------------
Net sales:
         Dollar Express.....................................................  $     72,647         $    88,008
         Spain's............................................................        13,643              12,430
                                                                              ------------         -----------
            Total...........................................................  $     86,290         $   100,438
                                                                              ============         ===========
Gross profit:
         Dollar Express.....................................................  $     20,630         $    26,406
         Spain's............................................................         3,461               2,735
                                                                              ------------         -----------
            Total...........................................................  $     24,091         $    29,141
                                                                              ============         ===========
Inventory:
         Dollar Express.....................................................  $     15,162         $    20,386
         Spain's............................................................         3,747               3,382
                                                                              ------------         -----------
            Total...........................................................  $     18,909         $    23,768
                                                                              ============         ===========

NOTE 10.  PROPERTY AND EQUIPMENT, NET

         Property and equipment consists of the following (Dollars in thousands):

                                                       Estimated
                                                     useful lives     December 31,    September 30,
                                                      (in years)          1998            1999
                                                     -------------   --------------  --------------
Furniture and fixtures...............................   3 to 5       $   13,727      $   15,948
Leasehold improvements...............................   7 to 10           5,076           6,643
Transportation equipment.............................   3 to 5               35              35
Computer equipment...................................   3 to 5            1,540           2,212
                                                                     ----------      ----------
                                                                         20,378          24,838

Less accumulated depreciation and amortization.......                    11,420          13,164
                                                                     ----------      ----------
Property and equipment, net..........................                $    8,958      $   11,674
                                                                     ==========      ==========

Depreciation and amortization amounted to $1.4 million and $1.9 million for the nine months ended September 30, 1998 and thirty nine weeks ended September 30, 1999, respectively.

                      DOLLAR EXPRESS, INC. AND SUBSIDIARIES
                      NOTES TO UNAUDITED INTERIM CONDENSED
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                           September 30, 1998 and 1999

NOTE 11.  SUBSEQUENT EVENT

         In December 1999, our board of directors authorized Dollar Express, Inc. to file a registration statement with the U.S. Securities and Exchange Commission for an initial public offering of its common stock. If the offering is consummated under the terms presently anticipated, all of the currently outstanding shares of Series A convertible preferred stock will be automatically converted into 3,530,000 shares of common stock and the 416,667 common stock warrants will automatically terminate.

================================================================================


         Through and including , 2000 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                             ________________ Shares


                                            (R)




                              [Dollar Express logo]





                                  Common Stock


                               ------------------

                                   PROSPECTUS
                               ------------------




                               Merrill Lynch & Co.

                              Prudential Securities

                           U.S. Bancorp Piper Jaffray

                          First Union Securities, Inc.

                             Legg Mason Wood Walker
                                  Incorporated



                               _________ ___, 2000




================================================================================

                                     PART II

ITEM 13.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


   Securities and Exchange Commission registration fee.............. $  16,632
   NASD fees and expenses...........................................     6,800
   Blue Sky fees and expenses (*)...................................
   Nasdaq National Market listing fee (*)...........................
   Accountants' fees and expenses (*)...............................
   Legal fees and expenses..........................................   200,000
   Transfer Agent's fees and expenses (*)...........................
   Printing and engraving expenses (*)..............................
   Directors and Officers Insurance (*).............................
   Miscellaneous (*)................................................
                                                                     ---------
   Total Expenses (*)...............................................
                                                                     =========
--------------------

(*)To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Pennsylvania Business Corporation Law, our charter and our bylaws limit the monetary liability of our directors to us and to our shareholders and provide for indemnification of our officers and directors for liabilities and expenses that they may incur in such capacities. In general, we will indemnify our directors and officers against any liability except where indemnification would be expressly prohibited by law or where a court has determined that the director's or officer's actions were reckless or willful or resulted in an unlawful personal benefit to the director or officer from us.
Reference is made to our bylaws filed as Exhibit 3.3 hereto.

         We have an insurance policy that insures our directors and officers against certain liabilities that might be incurred in connection with the performance of their duties. Prior to the completion of the offering, we will amend our policy to include coverage against liabilities with respect to the Securities Act.

         The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors severally, but not jointly, and by the registrant and the selling shareholders of the underwriters for certain liabilities, including liabilities arising under the Securities Act and affords certain rights of contribution with respect thereto.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

         During the past three years, the registrant has sold the securities set forth below, which were not registered under the Securities Act:

Shares of Common Stock

1. On February 5, 1999, pursuant to a Securities Purchase and Contribution Agreement dated as of February 3, 1999 (the "Securities Purchase Agreement"), we issued an aggregate of 6,470,000 shares of common stock to Bernard Spain and Murray Spain in exchange for all of issued and outstanding shares of our now wholly-owned operating subsidiary, Dollar Express Stores, Inc.

Shares of Preferred Stock

2. On February 5, 1999, pursuant to the Securities Purchase Agreement, we issued an aggregate of 3,530,000 shares of Series A convertible preferred stock to seven accredited investors for an aggregate cash purchase price of $34.0 million.

Warrants

3. On February 5, 1999, pursuant to the Securities Purchase Agreement, we issued warrants to purchase an aggregate of 416,667 shares of our common stock to seven accredited investors for an aggregate purchase price of $1.0 million.

Options to Purchase Common Stock

4. In 1999, we granted stock options to employees for the first time. Pursuant to the 1999 Stock Option Plan, we granted options to purchase _____________ shares of our common stock, in the aggregate. The
         __________ options granted to the employees in 1999 have an average weighted exercise price of $_____ per share.

         We believe that all of the transactions described above were exempt from registration under Section 4(2) of the Securities Act because the subject securities were sold to a limited group of persons, each of whom was believed to have been a sophisticated, accredited investor or to have had a pre-existing business or personal relationship with us or our management and to have been purchasing for investment without a view to further distribution. In addition, the recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access to information about us.

         We further believe that the transactions described in 4 above were exempt from registration pursuant to Rule 701 under the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENTS

         (a) The following exhibits are filed herewith or incorporated herein by reference:

Exhibit

No.      Description
---      -----------
1.1*     Form of Underwriting Agreement.
3.1      Articles of Incorporation of DE&S Holding Co.
3.2      Articles of Amendment of DE&S Holding Co. changing its name to Dollar Express, Inc.
3.3      Bylaws of DE&S Holding Co.
3.4*     Amended and Restated Articles of Incorporation of Dollar Express, Inc.
3.5*     Amended and Restated Bylaws of Dollar Express, Inc.
4.1*     Specimen Stock Certificate of Dollar Express.
5.1*     Opinion of Pepper Hamilton LLP.
10.1*    Headquarters Lease.
10.2     1999 Stock Option Plan of Dollar Express, including forms of Incentive Stock Option Agreement and Non-Qualified Stock Option Agreement.
10.3     Securities Purchase and Contribution Agreement, dated February 3,1999.
10.4*    Employment Agreement with Bernard Spain.
10.5*    Employment Agreement with Murray Spain.
10.6*    Employment Agreement with James Misterman.
10.7*    Employment Agreement with Vincent J. Navitsky.
10.8*    Employment Agreement with Howard B. Savage.
10.9*    Employment Agreement with David Folkman.
10.10    Investor Rights Agreement.
10.11    Registration Rights Agreement.
10.12    Credit Agreement dated February 5, 1999, among Dollar Express, First
         Union National Bank and BankBoston, N.A.
10.13*   Collective Bargaining Agreement dated February 8, 1999, among Dollar
         Express and Teamsters Local 830.
16.1     Letter from Grant Thornton LLP, re: Change in Certifying Accountant
21       Dollar Express' Subsidiaries.
23.1     Consent of Grant Thornton LLP.
23.2*    Consent of Pepper Hamilton LLP (included in Exhibit 5.1).
23.3     Consent of David A. Cohen, director nominee.
24.1     Powers of Attorney (included in the signature page to the registration statement).
27.1     Financial Data Schedule (in electronic format only).

-------------------------
*   To be filed by amendment.

         (b) Financial statements.

                      None.

ITEM 17.  UNDERTAKINGS

         (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

         (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (c) The undersigned registrant hereby undertakes that:

                  (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

                  (ii) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Philadelphia, Pennsylvania on the 23rd day of December, 1999.


                                             DOLLAR EXPRESS, INC.



                                             By:  /s/ Bernard Spain
                                                  --------------------------
                                                  Bernard Spain
                                                  Chairman of the Board and
                                                  Chief Executive Officer



                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Bernard Spain and Murray Spain, and each or any of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and other registration statements and amendments thereto relating to the offering contemplated by this registration statement (including registration statements under Rule 462 promulgated under the Securities Act), and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                                   TITLE                                                DATE


/s/ Bernard Spain                   Chairman of the Board and                                    12/23/99
----------------------              Chief Executive Officer
Bernard Spain                       (principal executive officer)



/s/ Murray Spain                    President, Chief Operating Officer and Director              12/23/99
----------------------
Murray Spain



/s/ Barry J. Susson                 Executive Vice President, Chief Financial Officer            12/23/99
----------------------              (principal financial and accounting officer)
Barry J. Susson



/s/ Harvey Goldberg                 Director                                                     12/23/99
----------------------
Harvey Goldberg



/s/ David Mussafer                  Director                                                     12/23/99
----------------------
David Mussafer



/s/ William Woo                     Director                                                     12/23/99
----------------------
William Woo


                                 EXHIBIT INDEX
                                 -------------

No.      Description
---      -----------
1.1*     Form of Underwriting Agreement.
3.1      Articles of Incorporation of DE&S Holding Co.
3.2      Articles of Amendment of DE&S Holding Co. changing its name to Dollar Express, Inc.
3.3      Bylaws of DE&S Holding Co.
3.4*     Amended and Restated Articles of Incorporation of Dollar Express, Inc.
3.5*     Amended and Restated Bylaws of Dollar Express, Inc.
4.1*     Specimen Stock Certificate of Dollar Express.
5.1*     Opinion of Pepper Hamilton LLP.
10.1*    Headquarters Lease.
10.2     1999 Stock Option Plan of Dollar Express, including forms of Incentive Stock Option Agreement and Non-Qualified Stock Option Agreement.
10.3     Securities Purchase and Contribution Agreement, dated February 3,1999.
10.4*    Employment Agreement with Bernard Spain.
10.5*    Employment Agreement with Murray Spain.
10.6*    Employment Agreement with James Misterman.
10.7*    Employment Agreement with Vincent J. Navitsky.
10.8*    Employment Agreement with Howard B. Savage.
10.9*    Employment Agreement with David Folkman.
10.10    Investor Rights Agreement.
10.11    Registration Rights Agreement.
10.12    Credit Agreement dated February 5, 1999, among Dollar Express, First
         Union National Bank and BankBoston, N.A.
10.13*   Collective Bargaining Agreement dated February 8, 1999, among Dollar
         Express and Teamsters Local 830.
16.1     Letter from Grant Thornton LLP, re: Change in Certifying Accountant
21       Dollar Express' Subsidiaries.
23.1     Consent of Grant Thornton LLP.
23.2*    Consent of Pepper Hamilton LLP (included in Exhibit 5.1).
23.3     Consent of David A. Cohen, director nominee.
24.1     Powers of Attorney (included in the signature page to the registration statement).
27.1     Financial Data Schedule (in electronic format only).

-------------------------
*   To be filed by amendment.